47

05005749

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Canadian Western Bank

*CURRENT ADDRESS

PROCESSED
FEB 16 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4478 FISCAL YEAR 10-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 2/15/05

82-4478

2004 ANNUAL REPORT

RECEIVED
2005 FEB -7 P 2:50

GROWTH STORY

ARIS
10-31-04

CANADIAN WESTERN BANK
Think Western

PERFORMANCE TARGETS

We are pleased with our achievement against 2004 performance targets. The key target of 15% net income growth was exceeded with actual growth of 16%. Total revenue growth of 15% for the year came in at the high end of our target range of 12-15%. While loan growth of 11% was slightly below the target of 12%, we achieved our fifteenth consecutive year of double-digit loan growth. We also continued a long trend of strong and stable credit quality during the year and achieved our target for loan loss provisions of 0.25% of average loans. Our efficiency ratio reflects lower than expected revenue growth from banking and trust operations as well as the impact of the expense structure of Canadian Direct Insurance.

Key financial targets for 2005 include earnings growth of 15%, total revenue growth of 15-18%, loan growth of 12% and continued strong credit quality with a provision for credit losses of 0.25% of average loans. We expect continued growth across all business lines and with our strong capital base, we are well positioned to address new growth opportunities.

	2004 Target	2004 Performance	2005 Target
Net Income Growth	15%	16%	15%
Total Revenue Growth	12-15%	15%	15-18%
Loan Growth	12%	11%	12%
Provision for Credit Losses as a Percentage of Average Loans	0.25% or less	0.25%	0.25% or less
Efficiency Ratio	46.0% or less	49.8%	50.0% or less
Return on Equity	13-15%	12.9%	12% or greater
Return on Assets	0.98% or greater	0.97%	0.98% or greater

Total Revenues (teb) (millions)



$200
$150
$100
$50
0
$2
$12
$23
$82
$153
1984
1989
1994
1999
2004

Net Income (millions)



$50
$40
$30
$20
$10
0
$1
$2
$5
$20
$44
1984
1989
1994
1999
2004

2004 HIGHLIGHTS

- Record net income of $44.2 million, an increase of 16% over the previous high in 2003
- Achieved our 66th quarter of profitability, a period spanning more than 16 years
- Grew total revenues by 15%, with non-interest revenues up a very strong 43%
- Grew loans by 11% - marking our fifteenth consecutive year of double digit loan growth
- Demonstrated continued strong credit quality, with an annual provision for credit losses of 0.25% of average loans
- Grew lower cost demand and notice deposit balances by 30%, a key factor in leveraging our core profitability
- Continued to lead the Canadian banking industry in productivity as measured by our 49.8% efficiency ratio (expenses to total revenues)
- Completed a major branch development program that included two new and four significantly upgraded and relocated branches, as well as one expanded branch
- Entered a third pillar of the financial services industry with the acquisition of Canadian Direct Insurance Incorporated, a direct provider of home and automobile insurance to over 130,000 policyholders in British Columbia and Alberta
- Enhanced our trust services with the acquisition of Valiant Trust Company, a specialty trust company that provides stock transfer and corporate trustee services to public companies and income trusts
- Realized strong revenue and earnings contributions from Canadian Direct and Valiant since their acquisition in April 2004

OUR HISTORY OF FINANCIAL GROWTH

Total Assets (millions)



$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
0
$50
$341
$706
$2,692
$4,919
1984
1989
1994
1999
2004

Loans (millions)



$5,000
$4,000
$3,000
$2,000
$1,000
0
$15
$253
$601
$2,254
$4,005
1984
1989
1994
1999
2004

FIVE YEAR FINANCIAL SUMMARY

($ thousands, except per share amounts)

	2004	2003	2002	2001	2000
Results of Operations					
Net interest income (teb)[1]	$ 117,236	$ 107,655	$ 91,284	$ 85,501	$ 73,367
Less teb adjustment	3,898	2,992	2,449	0	0
Net interest income	113,338	104,663	88,835	85,501	73,367
Other income	36,099	25,326	22,136	19,758	15,255
Total revenues (teb)	153,335	132,981	113,420	105,259	88,622
Total revenues	149,437	129,989	110,971	105,259	88,622
Net income from continuing operations[2]	44,161	38,193	29,612	30,145	29,394
Net income	44,161	38,193	29,612	30,145	26,349
Return on common shareholders' equity	12.9%	12.9%	11.2%	13.5%	14.7%
Return on average total assets	0.97%	0.95%	0.84%	0.95%	0.95%
Per Common Share					
Average common shares outstanding (thousands)	13,391	12,808	12,629	12,001	11,134
Basic earnings per share					
Net income from continuing operations	$ 3.30	$ 2.98	$ 2.34	$ 2.51	$ 2.65
Net income	3.30	2.98	2.34	2.51	2.37
Diluted earnings per share					
Net income from continuing operations	3.00	2.69	2.14	2.26	2.41
Net income	3.00	2.69	2.14	2.26	2.18
Dividends[3]	0.75	0.46	0.40	0.36	0.34
Book value	26.90	24.32	21.97	20.08	17.35
Market price					
High	$ 48.25	$ 40.00	$ 29.35	$ 30.50	$ 24.00
Low	38.25	23.25	23.26	22.30	16.25
Close	47.65	39.95	25.75	26.27	23.00
Balance Sheet and Off-Balance Sheet Summary					
Assets	$ 4,978,895	$ 4,343,972	$ 3,828,162	$ 3,439,568	$ 3,059,540
Cash resources and securities	773,214	694,699	533,496	501,228	446,351
Loans	4,005,080	3,601,003	3,248,747	2,886,640	2,560,092
Deposits	4,267,788	3,819,750	3,429,071	3,042,307	2,727,809
Subordinated debentures	110,600	121,951	57,126	67,126	67,126
Shareholders' equity	367,589	316,231	278,087	252,262	194,595
Assets under administration	1,759,478	1,474,964	1,166,489	873,538	741,181
Capital Adequacy					
Tangible common equity to risk-weighted assets	9.8%	8.9%	8.8%	9.3%	8.1%
Tier 1 ratio	9.8%	8.9%	8.8%	9.3%	8.1%
Total ratio	11.8%	13.1%	11.4%	12.5%	11.6%
Other Information					
Efficiency ratio (teb)	49.8%	46.3%	50.7%	50.0%	54.3%
Efficiency ratio	54.1%	47.4%	51.8%	50.0%	54.3%
Net interest margin (teb)	2.57%	2.68%	2.60%	2.69%	2.64%
Net interest margin	2.48%	2.60%	2.53%	2.69%	2.64%
Provision for credit losses as a percentage of average loans	0.25%	0.25%	0.26%	0.23%	0.21%
Net impaired loans as a percentage of total loans	(0.36)%	(0.36)%	0.13%	0.25%	0.17%
Number of full time equivalent staff[4]	986	632	583	548	509
Number of bank branches	29	27	27	27	25

[1] Most banks analyze revenue on a taxable equivalent basis (teb) to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. Prior to fiscal 2002, tax-exempt security income was insignificant and no taxable equivalent adjustments were made. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other banks.

[2] The sale of our brokerage subsidiary closed February 16, 2000. The results of operations and the loss on disposal have been disclosed separately from continuing operations.

[3] The dividend policy was amended to be quarterly instead of semi-annual during the first quarter of fiscal 2004. The dividend rate for fiscal 2004 appears unusually high as it includes the last semi-annual dividend of $0.30 per share paid in the first quarter and quarterly dividends of $0.15 paid in subsequent quarters.

[4] The increase in employees in 2004 is due to the acquisitions of Canadian Direct Insurance Incorporated and Valiant Trust Company.

OUR HISTORY OF GROWTH IS THE RESULT OF DOING BUSINESS THE THINK WESTERN® WAY.

Welcome to Our Story

The Canadian Western Bank story. It's a real story of growth. And of hard work and dedication by 1,000 passionate people who look at the world of financial services in a different way – from a Think Western® perspective. It's a philosophy that gives our customers a level of service and respect that they truly appreciate. It's a way of doing business that's all about building relationships for the long term. And while we could tell you more, you really need to read the chapters that follow to get the full story.

MESSAGE TO SHAREHOLDERS

We are pleased to report that Canadian Western Bank has once again achieved a year of significant growth and record financial performance.

The last year saw Canadian Western Bank (CWB or the Bank) reach new milestones of financial achievement including record revenues and earnings, double-digit loan growth for the fifteenth consecutive year, and our sixty-sixth consecutive quarter of profitability. Annual net income of more than $44 million increased by 16 percent over the previous record set in 2003 and total revenues grew by 15 percent to surpass $150 million. With total loans of $4 billion and total assets of almost $5 billion, we have grown at a remarkable pace, more than doubling our size in the last six years.

In April of 2004 we completed the acquisitions of Canadian Direct Insurance Incorporated and Valiant Trust Company, two companies which further diversify our operations and fit exceptionally well with our Think Western® philosophy of western hospitality and specialty service. Both companies generated a return on investment that exceeded our expectations in 2004. They also provided a significant contribution to the very strong growth in non-interest revenues, a key strategy that remains a focus. Most importantly, both Canadian Direct and Valiant possess excellent growth potential that we expect to capitalize on in 2005 and beyond.

The market price of the Bank's shares finished the year at $47.65 compared to $39.95 one year ago. With reinvested dividends this produced a shareholder return of 21 percent. Our shareholder return over the last five years has outpaced both the S&P/TSX Composite Index and the S&P/TSX Financials Index.

Commercial and Personal Banking

The solid performance of our commercial banking business remains fundamental to the Bank's success. Execution of our proven business plan and exploiting demonstrated strengths in this area added another year to the Bank's impressive history of growth. In addition to sustained loan growth, we have had well over a decade of strong credit quality and low loan losses. This trend continued in 2004 with a provision for credit losses of 25 basis points of average loans. In contrast to recent industry fluctuations, our provision for credit losses has been stable at between 18 and 27 basis points in each quarter for the last five years.

During the year we made excellent progress against our key strategy of lowering funding costs through growth in deposits generated by our branch network and Canadian Western Trust. Branch deposits increased 15 percent in 2004, with very strong growth in lower cost demand and notice deposits of 30 percent. The resulting lower funding costs have had a significant positive impact on earnings and continuing to build on this momentum remains a key strategic objective.

Supporting both the commercial and personal banking growth were investments in branch infrastructure including the opening of a new full service branch in St. Albert, Alberta as well as a new industrial lending office in Prince George, British Columbia. We also completed the relocation and expansion of a number of other facilities in key markets where our customers are now served by larger, more accessible branches in convenient, highly visible locations. Subsequent to year end, we opened a new industrial lending office in Kamloops, British Columbia bringing the Bank's total branch network to 30 locations across the four western provinces.

Trust Services

With the purchase of Valiant Trust this year, we added stock transfer, registrar and corporate trustee services to the personal and group custody trust products already offered through Canadian Western Trust. These new services not only contributed to a doubling of trust revenues, they also position us well to be the trust company of choice for independent financial advisors, corporations and individuals in Western Canada. With expanded product and service offerings and strategic partnerships with AGF Trust Company, Qtrade Investor Inc. and others, we have the tools necessary to support ongoing expansion of our trust business at a healthy pace.

Insurance

Through the acquisition of Canadian Direct Insurance Incorporated we entered a third pillar of the financial services industry and became a large provider of private automobile insurance in British Columbia and a growing player in the Alberta market. Canadian Direct provides home and automobile insurance directly to over 130,000 policyholders in British Columbia and Alberta, which doubles the number of retail customers under the CWB umbrella. In 2004, Canadian Direct exceeded our expectations with a strong contribution to earnings of $2.6 million. Going forward, we are excited about Canadian Direct's growth potential and we anticipate that current and new co-branding initiatives will noticeably increase awareness of both Canadian Direct and Canadian Western Bank.

Think Western® Culture

This year Canadian Western Bank proudly celebrated its 20th anniversary. Many successes and milestones have been achieved throughout our history, none of which would have been possible without our incredible team of people and their commitment to the Think Western® philosophy. It is this philosophy that differentiates us from competitors and has created the platform for the last twenty years of growth and prosperity. We would like to recognize and thank all of our employees for their ongoing dedication and contributions to our success.

Governance

There continues to be a significant focus on corporate governance issues across all public companies. Throughout our history, we have always made strong and effective corporate governance a priority as we view it as essential to long term success. Our governance policies are designed to strengthen the ability of the Board to effectively oversee management and enhance shareholder value. The Board continually adapts the governance framework to adopt best practices and meet changing needs.

Outlook

This annual report is titled "A Growth Story" which is an appropriate description of not only the last year, but also the twenty-year history of Canadian Western Bank. Even with the outstanding performance in 2004, which sets the bar even higher for the coming year, we are very optimistic that we can generate continued strong growth in our business and in the return for our shareholders.

Growth in 2005 is expected to come from sustained focus on our core commercial banking business, the prospects for which are positive given the current economic outlook for Western Canada, and for Alberta and British Columbia, in particular. We also expect strong growth in the trust and insurance business lines as we explore opportunities to cross-market products and services. In the coming year we also look to further expand on our new initiative in the residential mortgage business.

With a strong capital position, supported by the conversion of convertible debentures and the issue of new non-dilutive subordinated debentures subsequent to year end, we will seek new growth opportunities to enhance operations across all business lines and increase shareholder value.

Key financial targets for 2005 include net income growth of 15 percent, revenue growth of 15 to 18 percent and loan growth of 12 percent. We expect 2005 to be a year in which our core fundamental strengths and new initiatives take Canadian Western Bank to even higher levels of performance.

Jack C. Donald
Chairman

Larry M. Pollock
President and CEO

This is Bob Pratt, Vice President of Finance, Yanke Group of Companies. As Bob explains, "CWB provides a long-term partnership that Yanke can rely upon. We depend on them for their top quality service and competitive rates." Bob says Yanke likes dealing with CWB because "they have a western presence and are easy to do business with." We can't argue with that, Bob.



BOB
Vice President of Finance
Yanke Group of Companies
Saskatoon, Saskatchewan

COMMERCIAL BANKING

Helping businesses exceed their goals is a truly satisfying experience. We fully understand that business owners have dreams, and that's why we take pride in knowing that as commercial banking specialists, we are a catalyst for growth to a variety of businesses across Western Canada.

We are proud to report our 15th consecutive year of double-digit loan growth. So what's the secret? Well, there is no magic formula, but our Think Western® philosophy of providing prompt, local decisions, building long-term relationships, offering full-service commercial banking, and serving up an abundance of genuine personal service really resonates with our business clients.

Commercial banking is our key engine of growth. As we continue to strengthen existing relationships, new ones are constantly being created as more and more people become exposed to our refreshing, respected way of doing business.

Another key has been to focus our lending efforts on mid-market businesses in the Western Canadian markets we know and understand. We specialize in Commercial Operating & Term Loans, Industrial Equipment Financing & Leasing, Commercial Real Estate Lending and Oil & Gas Financing. By concentrating on these areas and gaining a thorough understanding of each, we have been able to achieve growth and success on a consistent basis.



TED
Chairman and CEO
Flo-Form Countertops
Winnipeg, Manitoba

Ted Sherritt is the Chairman and CEO of Flo-Form Countertops. He says that CWB "understands our business well, and with that knowledge can react quicker, so things get done in an expedited manner." He goes on to add that "the personal nature of the business relationship is something we value." We definitely value Ted as a customer as well. Thanks Ted.

COMMERCIAL BANKING IS OUR KEY ENGINE OF GROWTH.


BOB
CWB Personal Banking Manager
St. Albert, Alberta

Meet Bob, Personal Banking Manager at our new full-service branch in St. Albert. Bob says the Think Western® philosophy is a perfect fit for him and his staff. "Our way of doing business – friendly, open, laid-back – puts customers at ease, which makes all aspects of banking more comfortable for both parties." Bob mentioned he gets great satisfaction from helping people and being part of a dedicated team. Next time you're in St. Albert, drop in and say hi to Bob and his team.

THE CUSTOMER RELATIONSHIPS WE BUILD ARE GENUINE. IT'S THE WESTERN WAY.

PERSONAL BANKING

As the banking needs of our customers continue to grow, so do our personal banking services. We believe it's important to exceed the needs of customers, that's why we continue to add more products, more services, and more branches! There are currently 30 branches across Western Canada.

No matter which branch you deal with, the Think Western® approach to customer service is abundantly evident. Good old fashioned face-to-face and sit down banking service in a relaxed atmosphere. There are no line-ups, no call centres, and of course, friendly and approachable staff are always there to help. This goes over very well with customers, and is one of the core reasons why we've been able to consistently grow.

For us, the term "personal banking" is all about relationships. It enables us to better understand and meet the needs of our customers. You can't build a genuine relationship through voice mail, that's why we don't have it. By always answering our phones when they ring, we are accessible and we communicate far more effectively with our customers. As a complement to our great in-person services, we also have telephone banking and internet banking for people on the go.

We offer full-service banking through a competitive range of deposit accounts, investment products, mutual funds, mortgages, personal loans, and other services including our Think Western® MasterCard®. All delivered with our signature Think Western® style of service.

Say Hello to Anne. She's a Sales and Service Representative in Saskatoon. Anne plays a very important role, as she is the customer's initial contact in the branch. Anne says she loves the team of people she works with. "Our staff are excellent at what they do, and that makes my job easier. I like what CWB represents, and am proud to be associated with the company." According to Anne, the most rewarding aspect of her job is seeing customers walk out the door with smiles on their faces.



ANNE

CWB Sales and Service Representative
Saskatoon, Saskatchewan

Jacob Roorda is President of Harvest Energy Trust. Harvest has a strong relationship with Valiant Trust, a CWB subsidiary. "When we contact Valiant," says Jake, "they are there to answer our questions and help us accomplish our business objectives, whether it's dealing with an individual unit holder's concern, or a regulatory compliance issue or something as complicated as a capital market financing." Jake also likes the support that Valiant provides: "On a recent private placement, we were dealing with some of the most notable financial institutions in the world, and our partner Valiant was there with us shoulder-to-shoulder, helping us make it happen."


JAKE
President
Harvest Energy Trust
Calgary, Alberta

A UNIQUE AND DIVERSE TRUST SERVICES ALTERNATIVE.

TRUST SERVICES

CWB's wholly owned subsidiary, Canadian Western Trust (CWT), has achieved strong growth through the continued enhancement of product and service offerings and the development of strategic partnerships. Product offerings include corporate and group trust services, self-directed RRSPs and RRIFs, as well as other complementary services such as investment lending and on-line discount brokerage.

A new chapter of our growth story started this year when we acquired Valiant Trust, a Calgary based company that provides stock transfer and trustee services to public companies and income trusts.

The Valiant fit is a natural one, in that Valiant has the same commitment to customer service excellence as we do. Customers can always expect the highest level of flexibility and personal service, delivered by friendly, knowledgeable staff.

Together, CWT and Valiant offer a unique and diverse range of personal and corporate trust services. Western-based companies, independent financial advisors and individuals have an attractive alternative, backed by the time-honoured belief that providing excellent service at a reasonable cost is key to attracting and retaining customers.


DONALD
Chairman, Board of Trustees,
The Pension Plan For Employees
of Canadian Ford Dealers
Vancouver, British Columbia

Donald Carson is the Chairman, Board of Trustees, for The Pension Plan For Employees of Canadian Ford Dealers. "A couple of years ago we changed our trust services provider and selected CWT because of their reputation for quick, efficient service at a competitive price," says Donald. "As overseers of the plan, we were very concerned that the plan be secure and professionally managed in all respects, so we made our choice very carefully – and CWT fit that bill."

Customers like Rick from Surrey have built a strong relationship with Canadian Direct Insurance. In fact, Rick has five auto policies plus home insurance too. "I have a real interest in cars," says Rick. "My wife and I have vehicles that we drive to work and insure all year round. Then I also have a few that are unique and mainly used in the summer," he added. "Canadian Direct is really flexible and they're just great to deal with."


RICK
Canadian Direct Insurance Customer
Surrey, British Columbia

This is Gloria, a Canadian Direct Insurance Advisor in New Westminster. She is a big believer in Canadian Direct's superior coverage. As Gloria tells it, "Our coverage exceeds those of other insurance companies for a similar premium. Our high level of customer satisfaction in claims, service and sales shows that our clients are treated well." Gloria really enjoys helping people save money. "I never tire of hearing a client's reaction when I tell them that I've saved them money on their auto insurance," she says.


GLORIA
Canadian Direct Insurance Advisor
New Westminster, British Columbia

INSURANCE

Canadian Western Bank started a new chapter of growth this year when we acquired Canadian Direct Insurance. The addition of Canadian Direct was a major achievement, further diversifying our operations as we enter another pillar of the financial services industry. This important acquisition doubles the size of our retail customer base, and creates exciting new marketing opportunities.

As a fast-growing, western-based insurance company, Canadian Direct is all about customer service. Canadian Direct consistently achieves excellent customer satisfaction ratings making our Think Western® culture a natural fit.

Through Canadian Direct, we provide personal home and auto insurance to over 130,000 policyholders in British Columbia and Alberta. While other insurance companies deal through brokers, Canadian Direct deals directly with all customers and is thereby able to eliminate broker commissions. An advanced quoting system is used and all sales are completed with the consumer over the phone or via the internet.

All of this results in better insurance, for less money.

BETTER INSURANCE, FOR LESS MONEY.

OUR SUCCESS IS ALL ABOUT OUR PEOPLE AND CULTURE.



FRANCO

President and CEO
Edmonton YMCA
Edmonton, Alberta

This is Franco Savoia, President and CEO of the Edmonton YMCA. Canadian Western Bank has proudly provided support to the YMCA for more than a decade. According to Franco, "The people have been terrific to deal with, and have provided very helpful advice." CWB contributes financially as well, including a recent leadership donation given to help with the construction of a new downtown facility. "I can honestly say we would not be in the position we are in today in terms of the 50,000+ people we are serving without the help we have received from Canadian Western Bank," says Franco.

CULTURE AND COMMUNITY

Consistent growth requires a strong culture. At Canadian Western Bank, our culture is fuelled by a commitment to the team approach, and a dedication to the nurturing of customer relationships. Our employees are great at what they do, but more importantly, they are great people too. We truly do enjoy each other's company, and we love working with our customers to help them achieve success.

Our unique culture is made up of 1,000 extraordinary people across the four western provinces in our banking, trust and insurance lines of business. No matter which area you deal with, all are committed to offering the Think Western® brand of customer service that quite frankly, is unmatched in the industry.

At CWB, we really do go that extra mile when it comes to customer satisfaction, ensuring you always feel at home and get the service you deserve. So it's not surprising that we want to excel when helping out in our local communities as well.

While we grow as a company, our various community endeavors also help us grow as individuals. We are active in supporting a variety of charities, including the United Way and the YMCA. And our employees donate countless hours of their own time in supporting numerous organizations across Western Canada. We're proud to be giving back to the community.

Anna is Manager of CWB's Deposit Processing Centre in Edmonton. She is also our Employee Campaign Chair (ECC) for the United Way. Whether holding a silent auction, or holing a putt in a mini-golf fundraiser, Anna is dedicated to raising funds for this worthy cause. Anna says that "making a difference in the community" is the most rewarding part of her role as ECC. She also has an interesting perspective on our growth. "As Canadian Western Bank grows, so does our community involvement," says Anna.



ANNA

CWB Manager, Deposit Processing Centre
United Way Employee Campaign Chair
Edmonton, Alberta

CORPORATE GOVERNANCE

INTRODUCTION

Sound and effective corporate governance has always been a priority for Canadian Western Bank. The Board of Directors and management of the Bank are committed to govern and maintain the Bank's operations effectively and efficiently within its regulatory environment. Corporate governance policies are reviewed regularly for improvement and are designed to strengthen the ability of the Board to effectively supervise management and enhance long-term shareholder value.

The Board's Corporate Governance & Human Resources Committee provides direction, monitors compliance and makes recommendations to the Board to enhance corporate performance and promote ongoing improvement in Board effectiveness.

In addition to the information presented below, a tabular presentation of the Bank's compliance with the corporate governance guidelines of the Toronto Stock Exchange (TSX) is provided in the management information circular available on SEDAR at www.sedar.com.

THE BOARD AND BOARD COMMITTEES

The Board is currently comprised of twelve members. The number of directors reflects the desire to have the geographical jurisdictions in which the Bank operates represented and the need to fill, with desired and appropriate experience and knowledge, the memberships of the two required committees, the Audit and Conduct Review Committees, and the other board committees which are the Loans Committee and the Corporate Governance & Human Resources Committee. The Board has reviewed the status of each of its directors and determined if they are "affiliated" (as defined by the affiliation rules set forth in the Bank Act (the Act)) or "unrelated", as defined in the TSX guidelines on corporate governance. As a result of this review, the Board has determined that one of the directors is affiliated (the CEO) and he is also the only inside director. All other directors are "unrelated" – i.e. independent.

At the time of appointment to the Board, at least 75 percent of the board members must be resident Canadians and no more than four members may be employees of the Bank. Currently the composition is well within these requirements as only one board member is non-resident and the CEO is the only employee on the Board. The Chairman is an independent director and is appointed annually by the members of the Board. Responsibilities not delegated to senior management or to a committee of the Board remain those of the full Board. The Board expects all significant risks identified, assessed and the internal controls to deal with them, to be identified and reported upon by senior management to the Board and/or its committees. Members of the Board, except for the CEO, are required to own common shares of the Bank equivalent to two times their annual retainers. The CEO is required to own common shares equivalent to two times base salary.

The Board holds four regular meetings each year, as well as additional meetings as required. Most committees meet quarterly and all meet annually at a minimum, with the exception of the Loans Committee which meets several times per year as required by customer demand. A meeting agenda matrix is issued to ensure meetings of the Board and its committees are efficient and complete. At the end of every regularly scheduled Board meeting a session is held without any management, including the CEO, present.

The Board of Directors as a whole has expressly assumed responsibility for developing the Bank's approach to governance issues although the Corporate Governance & Human Resources Committee plays a key role by recommending and reporting on governance issues including ethical conduct to the Board. In addition, certain governance issues have been delegated to other committees of the Board.

The Act contains several sections dealing with the governance of a bank through its board of directors. These sections prescribe matters such as limitations on the number of directors who can be affiliated or non-resident, certain powers that must be transacted by the full Board, and requirements to establish both an audit committee and a conduct review committee. The Act also prescribes certain minimum benchmarks for board and committee membership, quorums and the transaction of business by the Board. The three encompassing duties in the Act that form the basis for the Board's mandate are:

- to manage or supervise the management of the business and affairs of the Bank;
- to act honestly and in good faith with a view to the best interests of the Bank and exercise the care, diligence and skill that a reasonably prudent person would exercise in similar circumstances; and
- to comply with the Act, the regulations, the Bank's incorporating instrument and its by-laws.

The mandate of the Board also includes references to compliance with the Canada Deposit Insurance Corporation's (CDIC) Standards of Sound Business and Financial Practices. An annual attestation on adherence to the CDIC Standards covering the broad areas of Corporate Governance, Strategic Management, Risk Management, Liquidity and Funding Management, Capital Management, Control Environment, Business Conduct and Process to Ensure Control is completed.

The mandate of the Board also specifically includes other matters which are not necessarily stated in the Act or in the CDIC Standards and they are summarized as follows:

- approve the annual and quarterly financial statements and specified returns, prior to release to the public or submission to OSFI;
- review and approve the strategic plan, the annual business plan and accompanying capital plan and financial operating budget, including capital expenditures;
- review and approve the issuance of securities, redemption of securities and declaration of dividends;
- outline the content and frequency of management reports on financial operations;
- review and ratify the employment, appointment, grade levels and compensation of the top five executive employees and approve all senior officer appointments;
- review succession plans;

- review any recommendations from regulators or shareholders' auditors respecting their assessment of the effectiveness of the internal controls that come to their attention in the conduct of their work;
- ensure an independent audit/inspection function is in place to monitor the effectiveness of organizational and procedural controls;
- review and accept reports from the Audit, Conduct Review and Corporate Governance & Human Resources Committees and the Board of Canadian Direct Insurance; and
- approve loan write-offs.

AUDIT COMMITTEE

Members: Robert Manning (Chair)
Wendy Leaney
Gerald McGavin
Robert Phillips
Alan Rowe

This committee is comprised of five financially literate, independent directors. Its mandate is summarized as follows:

- review the annual financial statements and other required and related annual public documents and report thereon to the directors before approval is given;
- review such returns as OSFI may specify;
- require management to implement and maintain appropriate internal control procedures. Review, evaluate and approve those procedures;
- review such investments and transactions of the Bank, that could adversely affect the well-being of the Bank as the shareholders' auditors or any officer of the Bank may bring to the attention of the committee;
- meet with the shareholders' auditors to discuss the annual statements and the returns and transactions referred to within the mandate and receive the auditors' reports thereon;
- meet with the Chief Inspector and management to discuss reports on internal audit activities and findings and the effectiveness of the internal control procedures established for the Bank. Review the mandate and annual plan of the internal audit department;
- review the quarterly earnings reports to the shareholders, including the interim unaudited statements, and report thereon to the directors before approval is given and information is disclosed publicly;
- review a quarterly report from the Audit Committee of Canadian Direct Insurance;
- review a quarterly report from the Loans Committee of the Board, concerning the quality of the loan portfolio, the adequacy of the allowance for credit losses and accounts recommended for write-off;
- review a report on adherence to the CDIC Standards of Sound Business and Financial Practices annually and report thereon to the directors before approval is given;
- recommend to the Board the appointment of the shareholders' auditors;
- review the terms of the shareholders' auditors' engagement, their level of compensation, the audit plan, any proposed changes in accounting policies, their presentation and input concerning significant risks and key estimates and judgements of management. The Committee is responsible for resolution of disagreements between the shareholders' auditors and management regarding financial reporting and the shareholders' auditors shall report directly to the Committee;
- review the independence of the shareholders' auditors;
- review correspondence received from regulators and shareholders' auditors together with management's responses thereto, concerning the effectiveness of internal controls and other matters that fall within the responsibility of the Committee;
- review the appointment of the Chief Financial Officer (CFO) and the Chief Inspector;
- meet regularly with the Chief Inspector and shareholders' auditors without management present;
- review and approve the policy for non-audit services that can be carried out by the shareholders' auditors including pre-approval for all but de minimis engagements;
- as the Committee sees as fit and proper, review other items or matters that may affect the well-being of the Bank;
- establish procedures for the receipt and handling of complaints received by the Bank regarding accounting, internal accounting controls, or auditing matters, and establish procedures for the confidential, anonymous submission by employees of the Bank of concerns regarding questionable accounting or auditing matters;
- review and approve the Bank's hiring policies regarding employees and former employees of the present and former external auditors of the Bank;
- engage independent counsel or advisors and fix their remuneration as the Committee deems appropriate; and
- review periodically the Code of Conduct for senior financial officers.

CONDUCT REVIEW COMMITTEE

Members: Albrecht Bellstedt (Chair)
Charles Allard
Allan Jackson
Arnold Shell

This committee is comprised of four independent directors and its mandate is summarized as follows:

- establish procedures to ensure disclosure of transactions with specified related parties of the Bank and, further, to review any such transactions to ensure compliance with the Act, either approving or declining the transactions, as required;
- review and approve internal policies for credit arrangements and financial services available to employees of the Bank under the regulations concerning officers and associated parties;
- monitor aggregate transactions of the Bank with directors as well as officers and their interests to ensure continued compliance with the Act with excesses over permitted limits brought to the Board for consideration;

- review the conduct policy and any other specialized standards on an annual basis to ensure relevance and completeness in regard to legislative requirements;
- monitor procedures for conflicts of interest, confidential information, disclosure of information and handling of customer complaints, and be satisfied that the procedures are being adhered to; and
- ensure every employee, officer and Board member agrees to comply, in writing with annual acknowledgement, with the Bank's conduct policies.

CORPORATE GOVERNANCE AND HUMAN RESOURCES COMMITTEE

Members: Jack Donald (Chair)
Albrecht Bellstedt
Allan Jackson
Robert Manning
Howard Pechet
Robert Phillips

This committee is comprised of six independent directors and its mandate is summarized as follows:

Corporate Governance

- recommend to the Board appropriate structure and process required to address governance issues and maintain compliance with all corporate governance guidelines;
- review and monitor compliance with corporate governance guidelines and follow any issues noted by the members or as reported to them by management or other directors from time to time;
- no less than annually, report to the Board on corporate governance issues and any instances of non-compliance, together with appropriate recommendations; and
- hire appropriate consultants, or request management to perform studies and to furnish other information as required; to review such information and take such actions based thereon as appropriate.

Executive Employees: Recruitment and Compensation

- review and recommend to the Board the employment and appointment of the top five executive employees, to establish their grade levels and compensation, as well as to determine promotions and to consider changes where warranted in the level of compensation and grade of incumbent executive employees and officers upon review of their performance;
- review the position descriptions for the top five executive employees, ensuring such descriptions remain current and appropriate and, further, to also ensure position descriptions are in place for all other executive officers;
- establish in conjunction with the CEO, an executive compensation structure to compensate all levels of executive employees and, within such compensation structure as may at that time be in effect, to make adjustments and annual revisions as necessary;
- ensure an annual performance appraisal is completed for the CEO and that it is reviewed with him by the Chairman of the Board;
- establish, amend and, where appropriate, terminate:
  - all programs and other personal benefits granted to executive employees;
  - incentive compensation plans and other bonus arrangements, to administer such plans and to make appropriate interpretations and determinations as required;
  - share incentive plans and similar arrangements involving the grant of share options, or other benefits to employees attendant upon the issuance of securities, and, in addition, to make grants of options under any share incentive plan and generally to administer such plans, subject to necessary regulatory and shareholder approval; and
  - annuity, pension, and retirement programs for executive employees;
- review the human resource succession plan as prepared by senior management for all officers and any other senior position considered critical to operations; and
- review and report to the Board on compensation plans for senior management and other personnel in order to confirm they are consistent with the Bank's sustainable long-term objectives.

Board Composition and Development

- seek and recommend individuals to be considered for Board membership, as required by the Board, and forward their recommendations to the Board for its consideration;
- review, monitor, and make recommendations regarding new director orientation and the ongoing development and education of existing Board members;
- evaluate bi-annually, Board effectiveness including membership criteria, composition structure and size and, on alternate years, the involvement and contribution of the individual members with concerns recorded, and brought to the attention of the committee chair, who, in conjunction with the committee, determines if further action is required;
- review and recommend to the Board the fees and other benefits to be paid to directors; and
- make recommendations to the Board regarding revisions or additions to the Board of Directors' Manual.

LOANS COMMITTEE

Members: Allan Jackson (Chair)
Charles Allard
Jack Donald
Wendy Leaney
Gerald McGavin
Howard Pechet
Larry Pollock
Alan Rowe

This committee is comprised of eight directors, seven of whom are independent. The CEO, who is an affiliated, inside director, is a member of this Committee. Its mandate is summarized as follows:

- establish and approve a lending limit for the Bank and the CEO within the limits established by the Board and review such limits at least annually;
- review, approve and/or decline all credit applications for loans to a foreign country and for amounts in excess of delegated limits up to the limit established, not to exceed ten percent of common equity plus retained earnings or eleven percent for sovereign, provincial or major municipality risk;
- recommend for approval of the full Board, any loan proposals in excess of the Committee's limit;
- review the policy on Director Related Loans and make recommendations to the Board;
- annually review and approve the credit risk management program and policies, including management's real estate appraisal policies and procedures, to ensure they are sound, prudent and in accordance with CDIC Standards;
- review/amend management's recommendations for loan loss provisions and loan write-offs and recommend acceptance to the Audit Committee for their presentation to the Board; and
- provide direction with respect to concentration risk and the identification criteria, procedure and action required on loans reported by management to be less than satisfactory.

BOARD AND MEMBER REVIEW AND ASSESSMENT

In response to the Board's commitment to effective corporate governance, a two pronged evaluation process has been initiated. On "even" years, the Board members assess their effectiveness as a Board. In "odd" years, a peer evaluation of each member is scheduled.

During the Board assessment, members are asked to rate items such as structure and size of the Board, the knowledge and diversity of the membership as well as the timeliness and completeness of information received for discussion and the overall effectiveness of the decision making process. The peer evaluation involves questions such as effectiveness in discussions and decision-making, attendance and whether the director's non-Bank activities enhance or detract from shareholder value.

Both evaluation processes are conducted in-house and require all members to complete questionnaires that are forwarded to the Board Chair. The Chair then compiles the results and prepares a single document that includes any comments that may have been forwarded. Anonymity of the particular submitter is maintained with the aggregate results presented to the Corporate Governance and Human Resources Committee for discussion and action if required. The results are then communicated on an aggregate basis, to the full Board for discussion and recommendations as required.

OTHER AREAS OF CONSIDERATION

The Bank has not adopted a formalized process of orientation for new Board members although all directors are provided with a Directors' Manual, outlining key governance information and reference material. New directors are also given the opportunity to meet with senior management and other directors. Also, when circumstances warrant, specific meetings are held for all directors to cover new areas of significance that could or will impact the directors in fulfilling their responsibilities. For example, during fiscal 2004, a seminar on corporate governance was held with an outside presenter and after acquiring Canadian Direct Insurance, an orientation session was held by the senior management of Canadian Direct at its head office in New Westminster, B.C.

In order to carry out its responsibilities the Board must have timely access to information which is available via discussions with the Bank's senior management and through a comprehensive information package sent out prior to each board meeting which includes the agenda, minutes of previous meetings and supporting documentation for specific agenda items. The Board has also put in place a policy providing for individual directors to engage outside advisors if the circumstances are warranted.

The Bank is committed to ensuring quality and timely information is available to all shareholders. The Bank has adopted a corporate disclosure (communication) policy which is reviewed annually as well as a policy to handle complaints or concerns regarding accounting, internal accounting controls or auditing matters. Quarterly and annual financial packages are reviewed by an internal Disclosure Committee prior to being recommended for Board approval and CEO/CFO bare certification of financial statements. Inquiries and requests for information from shareholders and potential investors receive prompt attention from an appropriate officer. The Bank's quarterly earnings conference calls with analysts and institutional investors are broadcast live, via the Internet, and archived on the Bank's web site for sixty days. The calls are also accessible on a live and recorded basis via telephone to interested retail investors, the media and members of the public. The Bank also includes all significant disclosure documents on the investor relations page of its web site at: www.cwbank.com/investor_relations/default.asp. The CEO, CFO and other members of senior management also meet periodically with financial analysts and institutional investors.

The Bank has engaged an independent Ombudsman to receive complaints from banking clients who are unable to obtain satisfaction from the internal complaint handling process.

CONCLUSION

The Bank's corporate governance approach is in compliance with the TSX guidelines. It will continue to develop over time with the Corporate Governance & Human Resources Committee playing a key role in monitoring, developing and recommending to the Board on governance issues as warranted.

As noted above, a table detailing the Bank's compliance with the TSX guidelines is also provided in the management information circular available on SEDAR at www.sedar.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Forward-looking Statements

From time to time we make written and verbal forward-looking statements about our objectives and strategies, operations and targeted financial results. These may be included in our Annual Reports, regulatory filings, reports to shareholders, press releases, corporate presentations and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements. We do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by us or on our behalf.

Taxable Equivalent Basis (teb)

Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis of $3.9 million (2003 – $3.0 million) increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other banks. Total revenues, net interest income and income taxes are discussed on a teb basis throughout this Management's Discussion and Analysis.

Canadian Banking Industry

Comparative performance indicators of the Canadian banking industry referred to in this document are obtained from the published results of the other publicly-traded Schedule I banks (Bank of Montreal, Canadian Imperial Bank of Commerce, Laurentian Bank of Canada, National Bank of Canada, Royal Bank Financial Group, Scotiabank and TD Bank Financial Group). Readers are cautioned that the banks in this industry group have operations and asset size that may not be directly comparable to each other or to Canadian Western Bank.

MANAGEMENT'S DISCUSSION AND ANALYSIS

BUSINESS PROFILE AND STRATEGY

Canadian Western Bank (CWB or the Bank) celebrated its 20th anniversary during the year, marking a long history of financial growth and excellence in customer service. This history includes many milestone accomplishments including 66 consecutive quarters of profitability, strong earnings growth and well over a decade of double-digit loan growth and low loan losses. CWB is the largest publicly-traded Schedule I chartered bank headquartered in and regionally focused on western Canada and today serves many thousands of small to medium sized businesses and individuals across the four western provinces in its signature Think Western® style. CWB's primary focus continues to be its core retail and mid-market commercial banking business in Western Canada. Trust services, including self-directed RRSPs and RRIFs, as well as corporate and group trust services, are provided to independent financial advisors, corporations and individuals through CWB's wholly owned Canadian Western Trust Company (CWT). Stock transfer and trustee services are provided to public companies and income trusts through recently acquired Valiant Trust Company.

CWB significantly expanded its financial services at the end of the second quarter of 2004 through the acquisition of Canadian Direct Insurance Incorporated (CDI). The acquisition of CDI further diversifies the Bank's operations and adds a third pillar of the financial services industry. CDI provides personal home, auto and travel insurance products directly to consumers in British Columbia and Alberta.

CWB's mission is to be known and respected as Canada's western bank, providing western Canadians and other selected markets with a preferred source of individual and commercial financial services, delivered in its signature Think Western® style. The fundamental objectives are to provide shareholders with a sound and profitable return, clients with value, service and stability, employees with a positive and rewarding work environment while contributing to the communities in which CWB operates. CWB plans to achieve its mission through the following strategic priorities:

- Build upon the Think Western® brand of service by ensuring CWB employees continue to manage customer relationships in the responsive and friendly CWB manner. CWB believes that experienced, knowledgeable and dedicated employees with a Think Western® attitude are critical to building customer loyalty.
- Ensure growth is focused, strategic and ultimately enhances shareholder value.
- Reinforce industry leadership in cost efficiency, return on assets and credit losses by maintaining low cost delivery capabilities, mitigating risks and ensuring continued rigorous credit risk management.
- Leverage core profitability by the generation of lower cost deposits through the branch network and CWT.
- Grow non-interest revenues from a continued emphasis on retail banking, trust and insurance products and services, as well as through strategic acquisitions.
- Maximize potential opportunities from recent acquisitions through co-branding, cross selling and expansion into new markets (e.g. expand stock transfer and corporate trustee services to Vancouver and Edmonton).
- Increase ROE through the expansion of CWB's key business strategies and by improving the mix of regulatory capital between dilutive and non-dilutive capital required to support growth.
- Maintain and reinforce CWB's reputation and public confidence through enhanced communication, diligence in corporate governance practices and high standards in corporate reporting and accountability.

CWB's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars.

The following pages contain management's discussion of the financial performance of the CWB Group as well as a discussion of the performance of each operating segment and a summary of quarterly and fourth quarter results.

GROUP FINANCIAL PERFORMANCE

OVERVIEW

Highlights of 2004

- Net income was a record $44.2 million, up 16% over the prior year.
- Total revenues (teb) increased 15%, with net interest income (teb) up 9% and other income up 43%.
- Loans increased 11%, reflecting fifteen consecutive years of double-digit loan growth.
- Credit quality continued to be strong and consistent.
- Branch and trust deposits increased 15%, with the lower cost demand and notice component up 30%.

Table 1 - Selected Annual Financial Information
($ thousands, except per share amounts)

	2004	2003	2002	Change from 2003 $	Change from 2003 %
Key Performance Indicators					
Net income	$ 44,161	$ 38,193	$ 29,612	$ 5,968	16 %
Earnings per share					
Basic	$ 3.30	$ 2.98	$ 2.34	$ 0.32	11 %
Diluted	$ 3.00	$ 2.69	$ 2.14	$ 0.31	12 %
Provision for credit losses as a percentage of average loans	0.25%	0.25%	0.26%		0 bp[3]
Efficiency ratio[2] (expenses to revenues) (teb)[1]	49.8%	46.3%	50.7%		350 bp
Efficiency ratio	51.1%	47.4%	51.8%		370 bp
Return on common shareholders' equity	12.9%	12.9%	11.2%		0 bp
Return on average total assets	0.97%	0.95%	0.84%		2 bp
Other Financial Information					
Total revenues (teb)[1]	$ 153,335	$ 132,981	$ 113,420	$ 20,354	15 %
Total revenues	$ 149,437	$ 129,989	$ 110,971	$ 19,448	15 %
Total assets	$ 4,918,895	$ 4,343,972	$ 3,828,162	$ 574,923	13 %
Subordinated debentures	$ 110,600	$ 121,951	$ 57,126	$ (11,351)	(9)%
Dividends[4]	$ 0.75	$ 0.46	$ 0.40	$ 0.29	63 %

(1) See page 18 for a discussion of teb.
(2) A decrease in the ratio reflects improved efficiency.
(3) Basis points.
(4) The dividend policy was amended to be quarterly instead of semi-annual during the first quarter of fiscal 2004. The dividend rate for fiscal 2004 appears unusually high as it includes the last semi-annual dividend of $0.30 per share paid in the first quarter and quarterly dividends of $0.15 per share paid in subsequent quarters.

Net income for 2004 was a record $44.2 million, an increase of 16% over 2003. The increase reflects 15% growth in total revenues (teb) driven by solid loan growth and strong growth in lower cost branch deposits as well as the contribution of Canadian Direct Insurance Incorporated (CDI) and Valiant Trust Company, both of which were acquired in April 2004. The 2004 results also reflect a tax benefit of $1.6 million resulting from the redemption of tax advantaged preferred shares in which CWB had an investment. Credit quality remained strong and the provision for credit losses as a percentage of average loans was 25 basis points in 2004 and has averaged 24 basis points over the last five years. The efficiency ratio (teb) at 49.8% continued to lead the Canadian banking industry. Diluted earnings per share were $3.00 in 2004 compared to $2.69 last year, an increase of 12%. Return on shareholders' equity and return on assets were 12.9% and 0.97% respectively compared to 12.9% and 0.95% last year.

Total assets increased 13% from one year ago to reach $4,919 million. Loans increased by $404 million, or 11% as the Bank's long history of double-digit annual loan growth continued. Branch generated deposits increased 15%, with the lower cost demand and notice component up 30%. At October 31, 2004, branch deposits represented 57% of total deposits compared to 54% one year ago.

Outlook for Overall Financial Performance

The overall outlook for fiscal 2005 is continued strong financial performance, with positive economic conditions in Western Canada and modestly higher interest rate levels. The strength of the Canadian dollar will affect some borrowing customers positively and others negatively, but overall it is not expected to have a significant impact on the Bank's credit quality or growth strategy. A continued emphasis on retail initiatives, together with the significant branch development projects completed in fiscal 2004 and the contribution of CDI are expected to further strengthen the Bank's ability to drive growth and increase market recognition. Targets established for 2005 include net income growth of 15%, total revenue growth of 15-18% and loan growth of 12%.

NET INTEREST INCOME

Highlights of 2004

- Net interest income (teb) was $117 million, an increase of 9% over the prior year.
- Net interest margin (teb) was 2.57%, compared to 2.68% in 2003.

Net interest income is the difference between interest and dividends earned on assets and interest expensed on deposits and other liabilities, including debentures. Net interest margin is net interest income as a percentage of average total assets.

Table 2 - Net Interest Income (teb)[1]
($ thousands)

	2004				2003			
	Average Balance	Mix	Interest	Interest Rate	Average Balance	Mix	Interest	Interest Rate
Assets								
Cash, securities and deposits with regulated financial institutions	$ 716,759	16%	$ 21,982	3.07%	$ 526,489	13%	$ 19,319	3.67%
Securities purchased under resale agreements	65,503	1	1,504	2.30	61,468	1	1,807	2.94
Loans								
Residential mortgages	655,980	14	36,007	5.49	631,511	16	37,435	5.93
Other loans	3,039,208	67	182,590	6.01	2,756,634	69	180,801	6.56
	3,695,188	82	218,597	5.92	3,388,145	85	218,236	6.44
Total interest bearing assets	4,477,450	98	242,083	5.41	3,976,102	99	239,362	6.02
Other assets	90,062	2	–	0.00	45,810	1	–	0.00
Total Assets	$ 4,567,512	100%	$ 242,083	5.30%	$ 4,021,912	100%	$ 239,362	5.95%
Liabilities								
Deposits								
Demand	$ 162,704	4%	$ –	0.00%	$ 115,392	3%	$ –	0.00%
Notice	599,144	13	6,841	1.14	444,778	11	6,245	1.40
Fixed term	3,214,867	70	111,246	3.46	3,014,956	75	121,521	4.03
	3,976,715	87	118,087	2.97	3,575,126	89	127,766	3.57
Other liabilities	134,789	3	–	0.00	83,700	2	–	0.00
Subordinated debentures	114,688	3	6,760	5.89	67,372	2	3,941	5.85
Shareholders' equity	341,320	7	–	0.00	295,714	7	–	0.00
Total Liabilities and Equity	$ 4,567,512	100%	$ 124,847	2.73%	$ 4,021,912	100%	$ 131,707	3.27%
Total Assets/Net Interest Income	$ 4,567,512		$ 117,236	2.57%	$ 4,021,912		$ 107,655	2.68%

[1] See page 18 for a discussion of teb.

In 2004, net interest income (teb) increased by $9.6 million (9%), primarily due to an increase of $501 million (13%) in average interest bearing assets, partially offset by a decrease in the net interest margin (teb) to 2.57% from 2.68%. The decrease in margin was primarily due to an increase in the mix of cash and securities (securities, deposits with regulated financial institutions and securities purchased under resale agreements) to 17% of total average assets this year compared to 14% in 2003. Cash and securities, which are primarily held for liquidity purposes, generate a lower yield than the other interest-bearing asset, loans. Liquidity was increased early in the year to accommodate heavier deposit maturities in January through April and again later in the year to accommodate heavier maturities in October. Also, negatively impacting margin was an increase in non-interest earning assets with the acquisition of CDI and a decline in short-term interest rates. The prime rate averaged 4.05% compared to 4.69% last year.

Partially offsetting these negative factors impacting margin was strong growth in lower cost demand and notice deposits, which are generated by the Bank's branch network and Canadian Western Trust. The average balance of these deposits increased $202 million (36%) in 2004 and represented 17% of total funding sources (liabilities and equity) compared to 14% in 2003. The margin was also positively impacted by proactive management of interest risk, as the Bank's sensitivity to a change in interest rates was reduced early in 2004 in anticipation of declining interest rates. While the margin decreased, net interest spread on loans (yield earned on loans less the cost of deposits and subordinated debentures) improved to 2.80% from 2.75% in the prior year.

Outlook for Net Interest Income

In 2005, net interest income is expected to increase in response to the targeted loan growth of 12%. The net interest margin is also expected to increase slightly over 2004 based on modestly higher interest rate levels and a continued emphasis on generating lower cost deposits which will allow the Bank to gain leverage from core profitability.

OTHER INCOME

Highlights of 2004

- Other income increased 43% ($10.8 million) over the prior year.
- CDI and Valiant Trust, both acquired at the end of April 2004, contributed $9.7 million of the increase.
- Other income represented 24% of total revenues (teb) compared to 19% in 2003.

Table 3 - Other Income
($ thousands)

	2004	2003	Change from 2003 $	Change from 2003 %
Insurance				
Net earned premiums and other	$ 30,761	$ –	$ 30,761	100%
Net claims, adjustment and policy acquisition expenses	(22,865)	–	(22,865)	100
	7,896	–	7,896	100
Credit related	13,641	13,099	542	4
Trust services	6,208	4,017	2,191	55
Retail services	5,066	4,679	387	8
Gains on sales of securities	1,685	2,095	(410)	(20)
Foreign exchange	1,332	1,279	53	4
Other[1]	271	157	114	73
Total Other Income	$ 36,099	$ 25,326	$ 10,773	43%

[1] Includes gains/losses on land, buildings and equipment disposals and other miscellaneous non-interest revenues.

Other income was $36.1 million, an increase of 43% ($10.8 million) over 2003. A significant portion of the increase was due to the contributions of CDI and Valiant Trust which were acquired at the end of April 2004. CDI generated revenues (net of claims, adjustment and policy acquisition costs) of $7.9 million and Valiant had revenues of $1.8 million which are included in trust services fees. Credit, retail, trust (excluding Valiant) and foreign exchange fees had modest growth of between 4% and 9%.

Gains on the sale of securities decreased 20% over the prior year. At October 31, 2004, there were unrealized gains in the securities portfolio of $533,000 compared to $2.7 million at the end of the prior year. The change in unrealized value from the prior year reflects the sale of certain investments and changes in longer term interest rates. Approximately $900,000 of the 2004 gain was a non-cash gain that resulted from the acquisition of Bank Northwest (a U.S. regional bank in which CWB had an investment) by another regional U.S. bank in exchange for its shares.

Other income as a percentage of total revenue (net interest income and other income) increased to 24% in 2004 from 19% in the prior year. The improved diversification of revenues was primarily due to the impact of CDI and Valiant. These acquisitions are expected to contribute to further growth and diversification of CWB's non-interest revenues.

Outlook for Other Income

Other income is expected to again show strong growth in 2005, reflecting the full year impact of CDI and Valiant Trust as well as the strong growth potential for these companies. Strong growth is also expected in all other areas except securities gains. The enhancement of banking related retail services will continue to be a focus in 2005, with the objective of increasing fee income through expanded product offerings, additional transactional deposit accounts and the generation of new business, all supported by the development of the branch network.

NON-INTEREST EXPENSES AND EFFICIENCY

Highlights of 2004

- Continued to lead the Canadian banking industry with an efficiency ratio (teb) of 49.8%.
- Non-interest expenses increased $14.8 million over the prior year, with CDI and Valiant accounting for 42% of the increase. Excluding the impact of CDI and Valiant, expenses increased 13%

Table 4 - Non-interest Expenses and Efficiency Ratio
($ thousands)

	2004	2003	Change from 2003 $	Change from 2003 %
Salaries and Employee Benefits				
Salaries	$ 38,649	$ 31,916	$ 6,733	21%
Employee benefits	7,349	5,764	1,585	27
	45,998	37,680	8,318	22
Premises				
Rent	6,450	4,985	1,465	29
Depreciation	1,391	1,084	307	28
Other	1,160	1,212	(52)	(4)
	9,001	7,281	1,720	24
Equipment and Furniture				
Depreciation	2,565	2,004	561	28
Other	2,357	1,749	607	35
	4,921	3,753	1,168	31
General				
Marketing and business development	2,054	1,935	119	6
Capital and business taxes	2,205	1,885	320	17
Professional fees and services	3,024	1,796	1,228	68
Postage and stationery	2,072	1,435	637	44
Banking charges	1,132	1,074	58	5
Travel	1,245	899	346	39
Regulatory costs	807	758	49	6
Communications	663	552	111	20
Other	3,278	2,518	760	30
	16,480	12,852	3,628	28
Total Non-interest Expenses	$ 76,400	$ 61,566	$ 14,833	24%
Efficiency Ratio [1] (teb)	49.8%	46.3%		

[1] Non-interest expenses as a percentage of total revenues (net interest income (teb) plus other income).

Non-interest expenses increased $14.8 million (24%) to $76.4 million in 2004. The increase reflects the additional operating expenses ($6.3 million) and amortization of intangible assets ($271,000) associated with CDI and Valiant Trust, additional expenses from the Bank's seven significantly upgraded, relocated and new branch locations ($2.5 million), and an increase in certain human resource related costs ($1.1 million), including relocation expenses and non-cash stock-based compensation. In 2004, non-cash stock-based compensation totalled $907,000, an increase of $655,000 over the prior year. Excluding the impact of these items, non-interest expenses were up $4.7 million (8%) over the prior year. The remaining increase reflects increased salary levels as a result of business growth, annual salary adjustments and various other initiatives.

The efficiency ratio (teb) was 49.8% in 2004 compared to 46.3% in the prior year. The operations of CDI and Valiant added approximately 80 basis points to the ratio. Despite the increase, CWB continues to lead the Canadian banking industry in this measure. Non-interest expenses as a percentage of average assets were 1.67%, up from 1.53% in 2003.

Efficiency Ratio[1] (expenses to revenues) (teb)


2004
49.8%
2003
46.3%
2002
50.7%
2001
50.0%
2000
54.3%

[1] A decrease in the ratio reflects improved efficiency.

Outlook for Non-interest Expenses and Efficiency

The significant branch development program completed in 2004, as well as significant additional stock-based compensation charges and various other initiatives are expected to result in an increase in non-interest expenses of approximately 10%. The full year impact of CDI and Valiant Trust in 2005 are expected to result in an additional increase in non-interest expenses of approximately 9%.

The revenue and expense structure of CDI, which is reflective of insurance operations, will negatively impact the efficiency ratio by an estimated 200 basis points in fiscal 2005. Despite the impact of CDI and the other items noted above, CWB expects to continue to lead the Canadian banking industry with an efficiency ratio (teb) of 50.0% or less.

INCOME AND CAPITAL TAXES

The provision for income taxes (teb) was 34.6% in 2004, a decrease from 39.2% in the prior year as a result of reductions in the Federal and Alberta tax rates and the previously noted $1.6 million tax benefit from the redemption of preferred shares. The provision before the teb adjustment was 30.6% this year compared to 36.2% in 2003.

Future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities and their values for tax purposes. The future income tax asset relates primarily to the general allowance for credit losses. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period of the tax rate change. There were reductions in the Federal and Alberta tax rates which resulted in a revaluation of net future income tax assets and a corresponding charge to income tax expense of $108,000 in 2004.

Capital losses of $11.8 million (2003 - $11.9 million) are available to apply against future capital gains and have no expiry date. The tax benefit of these capital losses has not been recognized.

Table 5 - Capital Taxes
($ thousands)

	Tax Rate	Allocation	2004	2003	Change from 2003 $	Change from 2003 %
British Columbia	1.00%	40%	$ 1,472	$ 1,289	$ 183	14%
Alberta	n/a	54%	–	–	–	–
Saskatchewan	0.70%	4%	122	131	(9)	(7)
Manitoba	3.00%	2%	399	288	111	39
Total Capital Taxes			$ 1,993	$ 1,708	$ 285	17%

Capital taxes for 2004 totalled $2.0 million, an increase of 17% over 2003. The increase was primarily attributable to increased capital associated with the retention of earnings and also reflects the expansion of the Province of Manitoba's capital tax base to include subordinated debentures.

The goods and services tax (GST) carries with it a significant cost to the Bank, as it does to all financial institutions, because the majority of the Bank's activities, except leasing and trust services, are exempt under GST legislation and thus GST cannot be charged and collected from customers as occurs in the majority of Canadian businesses. As a result, the ability to recover the GST paid on most purchased goods and services is lost.

Outlook for Taxes

The effective tax rate (teb) is expected to be in the range of 34 – 36% in 2005, reflecting the full year impact of the Federal and Alberta income tax rate reductions and a further reduction in the large corporation tax rate. Provincial capital tax is expected to increase modestly due to the retention of earnings and the additional subordinated debentures issued in November 2004.

LOANS

Highlights of 2004

- Loans increased 11%, marking CWB's fifteenth consecutive year of double-digit loan growth.
- Growth in commercial and industrial loans of 18% and 19%, respectively.
- Energy loans decreased $45 million.
- Launched a new residential mortgage initiative.

Table 6 - Outstanding Loans by Type and by Provincial Location of Security
($ millions)

October 31, 2004	British Columbia	Alberta	Saskatchewan	Manitoba	Other Provinces	Total[1]	Composition Percentage
Loans to Individuals							
Residential mortgages[2]	$ 337	$ 277	$ 60	$ 15	$ 12	$ 701	18%
Other	48	71	13	3	–	135	3
	385	348	73	18	12	836	21
Loans to Businesses[3]							
Commercial	393	596	18	59	65	1,131	29
Construction and real estate[4]	442	603	42	65	3	1,155	29
Industrial	257	405	22	9	32	725	18
Energy	–	124	–	–	–	124	3
	1,092	1,728	82	133	100	3,135	79
Total Loans	$ 1,477	$ 2,076	$ 155	$ 151	$ 112	$ 3,971	100%
Composition Percentage	37%	52%	4%	4%	3%	100%	
October 31, 2003							
Loans to Individuals							
Residential mortgages[2]	$ 326	$ 246	$ 62	$ 17	$ 14	$ 665	19%
Other	42	61	13	3	0	119	3
	368	307	75	20	14	784	22
Loans to Businesses[3]							
Commercial	351	471	13	63	56	954	27
Construction and real estate[4]	355	585	41	63	5	1,049	29
Industrial	234	325	19	8	21	607	17
Energy	–	165	4	–	–	169	5
	940	1,546	77	134	82	2,779	78
Total Loans	$ 1,308	$ 1,853	$ 152	$ 154	$ 96	$ 3,563	100%
Composition Percentage	37%	52%	4%	4%	3%	100%	

(1) This table does not include securities purchased under resale agreements or an allocation of the allowance for credit losses and deferred revenue and premiums.
(2) Includes single and multi-unit residential mortgages.
(3) Corporate loans (described below) are included in Loans to Businesses based on the security of the specific loan and the nature of the borrower's business.
(4) Includes commercial term mortgages and project (interim) mortgages.

Loans, excluding securities purchased under resale agreements and the allowance for credit losses, increased $407 million (11%) to total $3,971 million at the end of 2004. The growth was entirely organic. There was strong growth in most areas with the notable exception being energy loans which decreased $45 million (27%) in 2004. Continued positive cash flows in the energy sector, along with acquisitions, amalgamations and capital market financings have resulted in some loans being repaid or reduced as well as making it more challenging to generate new growth.

In 2004, a new residential mortgage initiative was launched. The experience to date has been encouraging and it appears that an ongoing profitable niche has been identified for CWB in this niche.

The mix of loan type has remained relatively consistent year-over-year with the notable changes being commercial loans increasing to 29% of the portfolio from 27% one year ago, offset by energy loans decreasing to 3% from 5%. The location of loan security has also remained consistent year-over-year with 52% and 37% of the security based in Alberta and British Columbia, respectively.

Since 1999 the Bank has developed a portfolio of loans, identified internally as corporate loans, through participation in selected syndications, the majority of which have been structured and led by the major Canadian banks. This initiative has afforded the opportunity to participate in larger, investment grade credits as well as providing a degree of geographic diversification. At October 31, 2004 the corporate loan portfolio totalled $140 million (2003 - $116 million).

Loans by Portfolio



Residential Mortgages 8%
Personal Loans 2%
Corporate Loans 4%
Multi-unit Residential 5%
Oil & Gas Production 3%
General Commercial 23%
Industrial Financing & Leasing 17%
Commercial Project Loans Real Estate 11%
Commercial Mortgages Real Estate 23%

Outlook for Loans

Consistent and strong loan growth of 12% is targeted for 2005, supported by a positive economic outlook for Western Canada, the Bank's residential mortgage initiative and the branch development initiatives completed in 2004.

CREDIT QUALITY

Highlights of 2004

- Credit quality remained strong.
- Provision for credit losses was stable at 25 basis points of average loans.
- Gross impaired loans were 62 basis points of average loans, unchanged from 2003 and at the low end of the expected range.
- Total allowance for credit losses represented 158% of gross impaired loans at year end.

Impaired Loans

As shown in Table 7 gross impaired loans totalled $24.9 million and represented 62 basis points of outstanding loans, consistent with 2003. The gross impaired loan portfolio was maintained at the historically low level achieved in 2003.

Table 7 - Change in Gross Impaired Loans
($ thousands)

	2004	2003	Change from 2003
Gross impaired loans, beginning of year	$ 22,241	$ 35,077	$ (12,836)
Net new formations (reductions)	8,084	(8,596)	16,680
Write-offs, net of recoveries	(5,435)	(4,240)	(1,195)
Total	$ 24,890	$ 22,241	$ 2,649
Gross Impaired Loans as a Percentage of Total Loans	0.62%	0.62%	–

A stable provision for credit losses at 25 basis points of average loans and securities purchased under resale agreements together with lower impaired loans has resulted in the allowance for credit losses exceeding gross impaired loans over the past two years. At October 31, 2004, the allowance for credit losses exceeded gross impaired loans by $14.4 million (2003 - $13.1 million), which represented negative 36 basis points (2003 – negative 36 basis points) of net loans outstanding (see graph).

The portfolio is reviewed regularly with credit decisions undertaken on a case by case basis to provide early identification of possible adverse trends. Loans that have become impaired are monitored closely with regular quarterly, or more frequent, review of each loan and the realization plan.

Net Impaired Loans as a Percentage of Net Loans Outstanding


(0.36)% 2004
(0.36)% 2003
2002 0.13%
2001 0.25%
2000 0.17%

Outlook for Impaired Loans

The dollar level of gross impaired loans is expected to fluctuate over time within the Bank's range of acceptable levels as loans become impaired and are subsequently resolved. The overall outlook for 2005 remains consistent with the 2004 experience with no expectation of adverse change in the general trend of the portfolio.

Allowance for Credit Losses

Table 8 shows the year over year change in the allocation of the allowance for credit losses to specific provisions by category of impaired loans and to the general allowance for credit risk.

Table 8 - Allowance for Credit Losses
($ thousands)

	2004 Opening Balance	Write-offs, net of Recoveries[1]	Provision for Credit Losses	2004 Ending Balance
Specific Provisions				
Consumer and personal	$ 503	$ 359	$ 242	$ 386
Real estate	841	(2)	651	1,494
Industrial	2,849	2,486	972	1,335
Other	3,614	2,592	6,267	7,289
	7,807	5,435	8,132	10,504
General Allowance	27,558	–	1,258	28,816
Total	$ 35,365	$ 5,435	$ 9,390	$ 39,320

[1] Recoveries in 2004 totalled $310 (2003 - $87).

The allowance for credit losses is maintained to absorb both identified and unidentified losses in the loan portfolio and consists of $10.5 million in specific allowances and $28.8 million in the general allowance for credit risk. Specific allowances include the accumulated allowances for losses on identified impaired loans required to reduce the carrying value of those loans to their estimated realizable amount. The general allowance for credit risk includes allowances for future losses inherent in the portfolio that are not presently identifiable on an account by account basis. The general allowance represents 72 basis points of gross outstanding loans (77 basis points in 2003) and 72 basis points of risk-weighted assets (78 basis points in 2003). This compares favourably with the Bank's five year loan loss average of 24 basis points (ten year average – 25 basis points) which is based on the annual charges to the income statement. The five year loan loss average based only on net new specific provisions (i.e. excluding the annual increase or decrease in the general allowance for credit risk) was 19 basis points (ten year average – 17 basis points).

The allowance as a percentage of gross impaired loans (coverage ratio) remained consistent at 158% (2003 – 159%). An assessment of the adequacy of the general allowance is conducted quarterly and measured against the five and ten year loan loss averages. In addition, a method of applying a progressive (increasing with higher risk) loss ratio range against groups of loans of a common risk rating is utilized to test the general allowance adequacy. The general allowance is expected to increase in strong economic times and decrease in weaker economic times as allowances are allocated to specific credits.

Policies and methodology governing the management of the general allowance are in place. The loan portfolio is delineated through the assignment of internal risk ratings to each borrower. The rating is based on assessments of key evaluation factors for the nature of the exposure applied on a consistent basis across the portfolio. The rating system has twelve levels of risk and ratings are updated at least annually for all loans, with the exception of consumer loans and single-unit residential mortgages.

Allowance for Credit Losses as a Percentage of Gross Impaired Loans



2004
158%
2003
159%
2002
88%
2001
80%
2000
86%

Outlook for Allowance for Credit Losses

Specific allowances will continue to be determined on an account-by-account basis and reviewed quarterly. Further development of methodology to support the testing of the adequacy of the general allowance will continue during fiscal 2005. Significant change to the level of the general allowance is not anticipated based on expanded methodology, assuming no material change in the portfolio's credit quality.

Provision for Credit Losses

The provision for credit losses represented 25 basis points of average loans in 2004, consistent with the five year average of 24 basis points and reflecting the strong credit quality of the portfolio. The Bank has a long history of strong credit quality and low loan losses both of which compare favourably to the Canadian banking industry. External factors that may impact Western Canada and the environments in which the Bank's customers operate are continually analyzed. The outlook for the Western Canadian economy is positive and the quality of the loan portfolio is expected to remain strong.

Provision for Credit Losses as a percentage of Average Loans (10 year average 0.25%)



2004
0.25%
2003
0.25%
2002
0.26%
2001
0.23%
2000
0.21%

Outlook for Provision for Credit Losses

The provision for credit losses is expected to be consistent at approximately 25 basis points of average loans in 2005.

Diversification of Portfolio

The following table illustrates the diversification in lending operations by industry sector.

Table 9 - Total Advances Based on Industry Sector[1]
% at October 31

	2004	2003
Real estate operations	26%	25%
Construction	18	19
Consumer loans and residential mortgages[2]	10	10
Transportation and storage	8	8
Hotel/motel	6	6
Oil and gas (production)	4	5
Finance and insurance	4	4
Manufacturing	3	4
Logging/forestry	3	3
Oil and gas (service)	3	3
Other services	3	3
Retail trade	3	3
Wholesale trade	3	2
Other	6	5
Total	100%	100%

(1) Table is based on Standard Industrial Classification (SIC) codes.
(2) Residential mortgages in this table include only single-family properties.
(3) The Bank does not engage in direct lending to the agricultural sector.

Total Advances Based on Location of Security (also see Table 6)

Geographical Distribution of Loans[1]



British Columbia 39%
Alberta 50%
Saskatchewan 4%
Manitoba 4%
Other 3%

(1) Includes undrawn lines of credit and excludes securities purchased under resale agreements.

Management of the loan portfolio includes the strategy of focusing on areas of demonstrated lending expertise and avoiding high concentrations in one geographic area or industry sector. The portfolio is well diversified with a mix of commercial and personal business. Industrial lending units are set up within branches or as stand alone operations, while oil and gas production lending is conducted by specialists in the Calgary market. In addition to these areas, real estate divisions are established in the major centres in which the Bank operates.

Outlook for Diversification of Portfolio

The portfolio is expected to remain well diversified by both industry sector and geographical location.

DEPOSITS

Highlights of 2004

- Lower cost personal and business deposits increased a very strong 30%.
- Branch generated deposits improved to 57% of total deposits from 54% one year ago.

Table 10 - Deposits
($ thousands)

	2004		2003	
	Amount	% of Total	Amount	% of Total
Canadian Currency				
Personal chequing and savings	$ 255,042	6%	$ 206,710	5%
Business demand and savings	572,880	13	431,218	11
Fixed term:				
Under $100	2,012,221	47	2,020,207	53
$100 and over	705,298	17	601,215	16
Registered retirement products	686,823	16	533,647	14
	4,232,264	99	3,792,997	99
Foreign Currency (Canadian equivalent)	35,524	1	26,753	1
Total Deposits	$ 4,267,788	100%	$ 3,819,750	100%

Deposits totalled $4,268 million at October 31, 2004, an increase of $448 million (12%) over the prior year. All sources of deposits increased in real dollar terms in 2004 with very strong growth of 33% in lower cost business demand and savings deposits and 23% growth in personal chequing and savings deposits. The lower cost personal and business deposits accounted for 19% of total deposits compared to 16% one year ago.

Table 11 - Deposits by Source
(as a percentage of total deposits at October 31)

	2004	2003	2002	2001	2000
Branches	57%	54%	53%	53%	49%
Deposit agents	42%	44%	45%	45%	48%
Wholesale	1%	2%	2%	2%	3%
Total	100%	100%	100%	100%	100%

Deposits are primarily generated from the branch network (including Canadian Western Trust) and an agent network. Increasing deposits generated by the branch network, and in particular the lower cost component, is a key objective due to the positive impact on earnings as well as the underlying relationship that is developed with the customer. Agent deposits, which are primarily rate driven, are more expensive because a commission is paid, but this added cost is countered by a reduced need for a more extensive branch network. In 2004, branch and trust generated deposits increased 15% and improved to 57% of total deposits from 54% one year ago.

Outlook for Deposits

Increasing branch raised deposits (including through CWT) will continue to be a focus of ongoing retail initiatives in 2005, with particular emphasis on the lower cost notice and demand component which has associated transactional fee income and provides significant leverage to core profitability through lower funding costs.

OTHER ASSETS AND OTHER LIABILITIES

The expansion into insurance operations through the acquisition of CDI in April 2004 resulted in a marked increase in other assets and other liabilities. At year end, other assets totalled $141 million (2003 – $48 million). CDI's insurance related other assets were $56 million and consisted primarily of instalment premiums receivable as well as reinsurers' share of unpaid claims and unearned premiums. Other assets at October 31, 2004 also included goodwill and intangible assets of $6.9 million and $4.3 million, respectively, which were recognized with the acquisitions of CDI and Valiant Trust.

In 2004 the Bank completed a significant branch development program that included two new branches, four relocated and significantly upgraded branches and one expanded branch. This program contributed to a $5.5 million increase in land, buildings and equipment which totalled $18.5 million at October 31, 2004. Also contributing to the increase was further investments in computer equipment ($1.2 million) including enhancements to the banking and trust systems.

Other liabilities totalled $173 million at October 31, 2004 (2003 – $86 million). CDI's insurance related other liabilities were $90 million and consisted primarily of unearned premiums and provisions for unpaid claims and adjustment expenses.

LIQUIDITY MANAGEMENT

A schedule outlining the consolidated securities portfolio at October 31, 2004 is provided in Note 4 to the consolidated financial statements. A conservative policy is maintained in this area with:

- all investments, other than those securities categorized as "preferred shares" and "other marketable securities", limited to high quality debt securities and short-term money market instruments to meet objectives of liquidity management and to provide an appropriate return;
- specific investment criteria and procedures for purposes of management of the securities portfolio;
- regular review, monitoring and approval by the Asset Liability Committee (ALCO) of policies regarding these investments and annual review and approval by the Board of Directors; and
- quarterly reporting to the Board of Directors on the securities portfolio.

Table 12 - Liquid Assets
($ thousands)

	2004	2003	Change from 2003
Cash	$ 2,831	$ 1,951	$ 880
Deposits with regulated financial institutions	229,895	279,921	(50,026)
Total Cash Resources	232,726	281,872	(49,146)
Securities purchased under resale agreements	74,966	72,000	2,966
Government of Canada treasury bills	182,487	119,982	62,505
Government of Canada and provincial bonds term to maturity 1 year or less	105,350	167,607	(62,257)
Government of Canada and provincial bonds term to maturity over 1 year	98,871	49,589	49,282
Preferred shares	107,104	71,897	35,207
Other marketable securities	43,786	3,236	40,550
Total Securities Purchased Under Resale Agreements and Marketable Securities	612,564	484,311	128,253
Total Liquid Assets	$ 845,290	$ 766,183	$ 79,107
Total Assets	$ 4,918,895	$ 4,343,972	$ 574,923
Liquid assets as a percentage of total assets	17.2%	17.6%	(0.4)%
Total Deposit Liabilities	$ 4,267,788	$ 3,819,750	$ 448,038
Liquid assets as a percentage of total deposit liabilities	19.8%	20.1%	(0.3)%

As shown in Table 12, liquid assets comprised of cash, interbank deposits, securities purchased under resale agreements and marketable securities, totalled $845 million at October 31, 2004, an increase of $79 million from October 31, 2003. Liquid assets represented 17.2% (2003 – 17.6%) of total assets and 19.8% (2003 – 20.1%) of total deposit liabilities at that date.

Highlights of the composition of liquid assets at October 31, 2004 were as follows:

- maturities within one year decreased to 74% (2003 – 88%) of liquid assets or $629 million (2003 - $671 million) for yield enhancement and matching purposes;
- Government of Canada and provincial debt securities remained relatively consistent at 46% (2003 – 44%) of liquid assets;
- deposits with regulated financial institutions including Bankers' Acceptances decreased to 27% (2003 – 37%) of liquid assets;
- preferred shares increased to 13% (2003 – 9%) of liquid assets as additional investments were made for yield enhancement purposes; and
- other marketable securities increased to 6% of liquid assets.

Included in liquid assets are securities purchased under resale agreements. These are short-term advances, typically no more than a few days in duration, to securities dealers and require the dealer to repurchase the securities comprised of treasury bills or other high quality liquid securities.

Short-term uncommitted facilities have been arranged with a number of financial institutions. The government insured/guaranteed mortgage portfolios held by the Bank also represent a potential source of liquidity.

The primary source of new funding is the issuance of deposit instruments. A summary of the deposits by maturity is presented in Tables 13 and 14.

Table 13 - Deposit Maturities Within One Year
($ millions)

October 31, 2004	Within 1 Month	1 to 3 Months	3 Months to 1 Year	Cumulative Within 1 Year
Demand deposits	$ 190	$ –	$ –	$ 190
Notice deposits	663	–	–	663
Deposits payable on a fixed date	547	217	904	1,668
Total	$ 1,400	$ 217	$ 904	$ 2,521
October 31, 2003 Total	$ 1,114	$ 386	$ 1,042	$ 2,542

Table 14 - Total Deposit Maturities
($ millions)

October 31, 2004	Within 1 Year	1 to 2 Years	2 to 3 Years	3 to 4 Year	4 to 5 Years	Total
Demand deposits	$ 190	$ –	$ –	$ –	$ –	$ 190
Notice deposits	663	–	–	–	–	663
Deposits payable on a fixed date	1,668	762	536	287	162	3,415
Total	$ 2,521	$ 762	$ 536	$ 287	$ 162	$ 4,268
October 31, 2003 Total	$ 2,542	$ 453	$ 469	$ 224	$ 132	$ 3,820

A breakdown of deposits by source is provided under the heading Deposits in table 11 on page 31. Target limits by source have been established as part of the overall liquidity policy and are monitored to ensure an acceptable level of diversification in sources of funding is maintained. The Bank continues to aggressively pursue deposits through its branch network as the core funding source. However, the total dollar value of agent-generated deposits will likely increase even though the goal is to decrease funding from this source as a percentage of total deposit liabilities. CWT raises deposits through notice accounts comprised primarily of cash balances held in self-directed accounts and corporate trust deposits and through the Bank's branch network. At October 31, 2004, trust notice account balances totalled $147 million (2003 - $122 million), and $74 million (2003 - $72 million) of CWT fixed term deposits had been raised through the Bank's branch network.

In addition to deposit liabilities, CWB has subordinated debentures outstanding which are presented in the table below.

Table 15 - Subordinated Debentures Outstanding
($ thousands)

Interest Rate	Maturity Date	Earliest Date Redeemable or Convertible by CWB	2004	2003
Conventional				
6.85%[1]	June 30, 2012	June 30, 2007	$ 3,126	$ 3,126
5.66%[2]	July 7, 2013	July 7, 2008	30,000	30,000
5.96%[2]	October 24, 2013	October 24, 2008	35,000	35,000
			68,126	68,126
Convertible				
5.50%[3]	March 31, 2008	March 31, 2003	42,474	49,825
5.70%[4]	July 31, 2009	July 31, 2004	–	4,000
			42,474	53,825
Total			$ 110,600	$ 121,951

(1) This conventional debenture has a ten-year term with a fixed interest rate for the first five years. Thereafter, unless the terms are amended or the debenture is redeemed by the Bank, interest will be payable at a rate equal to the Canadian Dollar CDOR 90 day Bankers' Acceptance rate plus 100 basis points.

(2) These conventional debentures have a ten-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly to the Canadian Dollar CDOR 90 day Bankers' Acceptance rate plus 175 basis points.

(3) These debentures are convertible into common shares at the option of the holder at any time prior to maturity, or the date specified for redemption by the Bank, whichever is earlier, at a conversion price of $30.50 per share (1,392,596 shares, 2003 - 1,633,603 shares). During the year, convertible debentures of $7,351 (2003 - $175) were converted by the holders into 241,007 (2003 - 5,736) common shares. Interest expense accrued on the debentures prior to conversion and forfeited by the debenture holders of $81 (2003 – $nil) was credited to retained earnings.

(4) The Bank redeemed this debenture on August 1, 2004 for 160,000 common shares.

On November 5, 2004 the Bank announced its intention to redeem all of the outstanding 5.5% convertible debentures for common shares on December 14, 2004. Under the terms of the trust indenture, the trustee will convert all outstanding debentures into common shares on the last day before the redemption date.

Subsequent to October 31, 2004, the Bank issued $60 million of additional conventional debentures. The new debentures have a fixed rate of 5.55% until November 19, 2009. Thereafter the rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 160 basis points until maturity on November 19, 2014. The Bank may redeem the debentures on or after November 20, 2009.

CAPITAL MANAGEMENT

Highlights of 2004

- Total capital ratio of 11.8%, and a Tier 1 ratio of 9.0% comprised entirely of common shareholders' equity.
- Increased semi-annual dividends 30% in December 2003.
- Moved from semi-annual to quarterly dividends.

Subsequent Highlights

- Issued $60 million of conventional subordinated debentures, which on a pro-forma basis would increase the total capital ratio to 13.3% at October 31, 2004.
- Announced intention to redeem outstanding convertible debentures totalling $42.5 million, forcing their conversion into 1.4 million shares. On a pro-forma basis this would increase the Tier 1 ratio to 10.1% at October 31, 2004.
- Announced 20% increase to quarterly dividend payable in early January 2005.
- Announced stock dividend which will effectively achieve a two for one stock split in mid-January 2005.

The Office of the Superintendent of Financial Institutions (OSFI) requires banks to measure capital adequacy in accordance with instructions for determining risk-adjusted capital and risk-weighted assets including off-balance sheet commitments. Based on the deemed credit risk of each type of asset a weighting of 0% to 100% is assigned. As an example, a loan that is fully insured by the Canadian Mortgage & Housing Corporation is applied a risk weighting of 0% as the Bank's risk of loss is nil, while uninsured commercial loans are assigned a risk weighting of 100% to reflect the higher level of risk associated with this type of asset. The ratio of regulatory capital to risk-weighted assets is calculated and compared to OSFI's standards for well-capitalized financial institutions. Off-balance sheet assets, such as derivatives, are included in the calculation of risk-weighted assets and both the credit risk equivalent and the risk weight calculations are prescribed by OSFI. The Bank's investment in CDI is deducted from total capital and CDI's assets are excluded from the calculation of risk-weighted assets.

Published regulatory guidelines require banks to maintain a minimum ratio of capital to risk-weighted assets and off-balance sheet items of 8%, of which 4% must be core capital (Tier 1) and the remainder supplementary capital (Tier 2). However, in order to be considered well capitalized, OSFI has stated that Canadian banks need to maintain a minimum total capital adequacy ratio of 10% with a Tier 1 ratio of not less than 7%. CWB's Tier 1 capital is comprised entirely of shareholders' equity net of goodwill and Tier 2 capital includes subordinated debentures (to the regulatory maximum amount of 50% of Tier 1 capital) and an inclusion of the general allowance for credit losses at a prescribed inclusion rate based on risk-weighted assets. OSFI has authorized the inclusion of the Bank's general allowance in Tier 2A capital to a maximum of 87.5 basis points of risk-weighted assets.

The revised international framework for capital measurement and standards, known as Basel II, was published in June 2004. Basel II introduces some significant changes to the risk-weighting of assets and calculation of regulatory capital. OSFI expects the Canadian banking industry to adopt Basel II at the end of fiscal 2007. Basel II is not expected to have a significant impact on the Bank's overall required level of regulatory capital although new procedures will need to be adopted to conform with the new framework.

Capital funds are managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and which take into account forecasted capital needs and markets. The goal is to maintain adequate regulatory capital to be considered well capitalized, to protect customer deposits and to provide capacity for internally generated growth and strategic opportunities that do not otherwise require accessing the public capital markets, while providing a satisfactory return on equity for shareholders.

The Bank has a stock option plan that is provided as an incentive to officers and employees who are in a position to materially impact the longer term financial success of the Bank as measured by share price appreciation and dividend yield. Note 17 to the consolidated financial statements details the number of shares under options outstanding, the weighted average exercise price and the amounts exercisable at year end.

Table 16 - Capital Structure and Regulatory Ratios at Year End
($ thousands)

	2004	2003	Change from 2003
Tier 1 Capital			
Common shares	$ 167,125	$ 150,782	$ 16,343
Contributed surplus	1,159	252	907
Retained earnings	199,305	165,197	34,108
Less goodwill of trust subsidiary	(3,679)	–	(3,679)
Total	363,910	316,231	47,679
Tier 2 Capital			
General allowance for credit losses (Tier A)[1]	28,816	27,558	1,258
Subordinated debentures (Tier B)	110,600	121,951	(11,351)
Total	139,416	149,509	(10,093)
Less investment in insurance subsidiary	(28,205)	–	(28,205)
Total Regulatory Capital	$ 475,121	$ 465,740	$ 9,387
Regulatory Capital to Risk-weighted Assets			
Tier 1 capital	9.0 %	8.9%	0.1 %
Tier 2 capital	3.5 %	4.2%	(0.7)%
Less investment in insurance subsidiary	(0.7)%	0.0%	(0.7)%
Total Regulatory Capital Adequacy Ratio	11.8 %	13.1%	(1.3)%
Assets to Regulatory Capital Multiple [2]	10.3	9.5	0.8

[1] Banks are allowed to include their general allowance for credit losses up to a prescribed percentage of risk-weighted assets in Tier 2A capital. The Bank has been granted an inclusion rate to a maximum of 0.875% of risk-weighted assets. At October 31, 2004, the Bank's general allowance represents 0.72% (2003 - 0.78%) of risk-weighted assets.

[2] Total assets plus off-balance sheet credit instruments, such as letters of credit and guarantees, less goodwill divided by total regulatory capital.

Table 17 - Risk-weighted Assets
($ thousands)

	Balance	2004 Risk-weighted	Balance	2003 Risk-weighted
Balance Sheet Assets				
Cash resources	$ 232,726	$ 43,647	$ 281,872	$ 55,984
Securities	540,487	134,346	412,827	75,648
Loans	4,005,080	3,637,520	3,601,003	3,274,694
Other assets	140,602	71,103	48,270	46,100
	$ 4,918,895	3,886,616	$ 4,343,972	3,452,426
Credit Instruments[1] (contract amounts)				
Guarantees and standby letters of credit	$ 94,270	56,953	$ 64,413	48,312
Commitments to extend credit[2]	157,027	78,514	93,868	46,934
	$ 251,297	$ 135,467	$ 158,281	95,246
Derivative Financial Instruments[3] (notional amounts)				
Interest rate contracts	$ 882,500	1,526	$ 819,500	1,415
Foreign exchange contracts	996	–	86	–
Equity contracts	17,765	299	15,825	258
	$ 901,261	1,825	$ 835,411	1,673
Total Risk-weighted Assets		$ 4,023,908		$ 3,549,345

[1] See Note 20 to the consolidated financial statements for further details.

[2] Greater than one year only.

[3] See Note 25 to the consolidated financial statements for further details.

At October 31, 2004 the total capital adequacy ratio was 11.8% (2003 – 13.1%) of which 9.0% (2003 – 8.9%) was Tier 1 capital. Total regulatory capital increased $9.4 million over 2003 primarily as a result of a combination of:

- the issue of $5.0 million in share capital upon the exercise of employee stock options;
- an increase in contributed surplus of $907,000 related to the expensing of stock-based compensation;
- earnings, net of dividends, of $34.1 million;
- an increase in the general allowance for credit losses of $1.2 million;
- a $3.7 million deduction for goodwill arising on the acquisition of Valiant Trust; and
- a $28.2 million deduction for CWB's insurance subsidiary investment, calculated on the equity basis.

Also, impacting regulatory capital was the conversion of $11.4 million of convertible debentures, which resulted in an increase in Tier 1 capital and a corresponding decrease in Tier 2 capital.

In December 2003, a semi-annual dividend of $0.30 per share was declared, reflecting an increase of 30%. Thereafter, CWB moved to quarterly dividends with three additional payments of $0.15 per share in fiscal 2004.

Subsequent Events – Capital Management

On November 19, 2004, $60 million of conventional subordinated debentures were issued to institutional investors. These debentures have a fixed interest rate of 5.55% until November 19, 2009 and a floating interest rate of 160 basis points above the Canadian dollar CDOR 90-day Bankers' Acceptance rate thereafter until maturity on November 19, 2014. The Bank may redeem all, but not less than all, of the debentures on or after November 20, 2009 at par plus accrued and unpaid interest subject to approval of the Superintendent of Financial Institutions. The main purpose of the issue was to increase total regulatory capital to support current and future asset growth without diluting the existing common shareholder base. The issuance of these debentures would result in a pro-forma total capital ratio of 13.3% at October 31, 2004.

Also subsequent to year end, CWB provided notice of its intention to redeem all of the outstanding 5.50% convertible subordinated debentures, which will cause the debentures to convert to common shares at the conversion rate of $30.50 on or before December 13, 2004. At October 31, 2004, there were $42.5 million debentures outstanding which when converted will result in the issuance of approximately 1.4 million common shares. Conversion of the debentures will increase the number of CWB shares available in the market. The conversion also results in cash savings, builds CWB's common equity, has a positive incremental effect on net income and increases book value by approximately $0.33 per share. The conversion would not impact the pro-forma total capital ratio at October 31, 2004, but would result in a pro-forma Tier 1 ratio of 10.1%.

On December 2, 2004, a quarterly cash dividend of $0.18 per share was declared, an increase of 20%. Also on this date, the Board of Directors declared a stock dividend which when paid will effectively achieve a two for one stock split. This stock dividend will be paid subsequent to the above noted quarterly cash dividend, with each outstanding common share being entitled to one additional common share. By doubling the number of shares it is anticipated that there will be a corresponding reduction in the market price per share. The increase in shares outstanding makes CWB's common shares more affordable for investors, which should promote interest in the shares and broaden share ownership, events that can prove beneficial to all shareholders.

Outlook for Capital Management

CWB expects to remain well capitalized in 2005. An ongoing objective is to increase return on equity through the expansion of CWB's key business strategies and by improving the mix of regulatory capital between dilutive and non-dilutive capital required to support growth.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

On-balance sheet financial assets and liabilities are classified as securities, loans, deposits and subordinated debentures and are reported at amortized cost. The risks associated with these instruments are described under the credit quality, liquidity and risk management sections of this management's discussion and analysis. Market values for the securities held for liquidity purposes are reported in Note 4 to the consolidated financial statements for fiscal 2004. Fair values for all on- and off-balance sheet financial assets and liabilities are provided in Notes 24 and 25, respectively, to the financial statements. Income and expenses are classified as to source, either securities or loans for income, and deposits or borrowed funds for expense. Trading gains or losses, which result from the disposition of financial instruments prior to their maturity date, are shown separately in other income.

ACQUISITIONS

At the end of April 2004, CDI and Valiant Trust were acquired for total cash consideration of $33.7 million. The results of operations of these companies have been included in the Bank's consolidated financial statements since their dates of acquisition. CDI operates in the property and casualty insurance industry offering personal home and auto insurance directly to consumers in British Columbia and Alberta. Valiant Trust is a non-deposit taking, specialty trust company based in Calgary, Alberta that provides stock transfer and corporate trustee services to public companies and income trusts. For more information on these acquisitions, refer to Note 3 of the consolidated financial statements for fiscal 2004.

OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, CWB is involved in off-balance sheet arrangements, which are in two main categories: derivative financial instruments and guarantees.

Derivative Financial Instruments

More detailed information on the nature of off-balance sheet derivative financial instruments is shown in Note 25 to the consolidated financial statements for 2004.

The active use of interest rate contracts continues to be an integral part of the management of the Bank's short-term positive gap position. Off-balance sheet derivative financial instruments are only entered into for the Bank's own account and it does not act as an intermediary in this market. Transactions are entered into on the basis of industry standard contracts with approved counterparties subject to periodic and at least annual review. Policies regarding the use of off-balance sheet financial instruments are approved, reviewed, and monitored on a regular basis by the Asset Liability Committee and reviewed and approved by the Board of Directors at least annually.

Guarantees

Significant guarantees provided by CWB in the ordinary course of business include guarantees and standby letters of credit provided to third parties and commitments to extend credit to customers. CWB also issues business credit cards through an agreement with a third party card issuer and indemnifies the card issuer from loss if there is a default on the issuer's collection of the business credit card balances. More detailed information on guarantees is available in Note 20 to the consolidated financial statements for 2004.

Table 18 - Derivative Financial Instruments
($ thousands)

		2004		2003
Notional Amounts				
Interest rate contracts[1]	$	882,500	$	819,500
Equity contracts[2]		17,765		15,825
Foreign exchange contracts[3]		996		86
Total	$	901,261	$	835,411

[1] Interest rate contracts are used as hedging devices to manage interest rate risk. The outstanding contracts mature between November 2004 and September 2008. The total gross positive replacement cost of interest rate contracts was $3,915 (2003 - $4,581). This market value represents an unrealized gain, or the payment the Bank would receive if these contracts were unwound and settled at that date.

[2] Equity contracts are used to offset the return paid to depositors on certain deposit products where the return is linked to a stock index. The outstanding contracts mature between February 2005 and March 2009. The total gross positive replacement cost was $73 (2003 - $24).

[3] U.S. dollar foreign exchange contracts are used from time to time to manage the difference between U.S. dollar assets and liabilities. At October 31, 2004 there were US$783 (2003 – US$60) forward foreign exchange contracts outstanding which mature between November 2004 and February 2005.

OPERATING SEGMENT REVIEW

With the acquisition of CDI the Bank now operates in two business segments: 1) banking and trust, and 2) insurance.

BANKING AND TRUST

Highlights of 2004

- Net income increased 9% over the prior year.
- Fifteenth consecutive year of double-digit loan growth, with loans up 11%.
- Branch and trust deposits increased 15%, with the lower cost demand and notice component up 30%.
- Trust fee income increased 55%.

The operations of the banking and trust segment include commercial and retail banking services as well as personal and corporate group trust services provided through the Bank's wholly owned subsidiaries, Canadian Western Trust Company and Valiant Trust Company. With a focus on mid-market commercial lending, real estate financing, industrial equipment financing and energy lending, CWB has built strong customer relationships and provides value-added services to businesses in key sectors across the west. The Bank also delivers a wide variety of financial products and services including deposit accounts, investment products, credit and debit cards, personal loans and mortgages. Customer accessibility is provided through a network of twenty-nine customer focused branches as well as via the Internet and telephone banking. CWT provides a varied range of products and services, including self-directed RRSPs and RRIFs, corporate and group trust services, to independent financial advisors, corporations and individuals. Through Valiant Trust, a non-deposit taking specialty trust company, trust services now include stock transfer and corporate trustee services provided to public companies and income trusts.

Table 19 - Banking and Trust Highlights
($ thousands)

		2004		2003	Change from 2003
Net interest income (teb)[1]	$	116,280	$	107,655	8 %
Other income		28,134		25,326	11 %
Total revenues (teb)		144,414		132,981	9 %
Provision for credit losses		9,390		8,600	9 %
Non-interest expenses		71,510		61,566	16 %
Provision for income taxes (teb)		21,924		24,622	(11)%
Net income	$	41,590	$	38,193	10 %
Efficiency ratio (teb)		49.5%		46.3%	320 bp[2]
Net interest margin (teb)		2.58%		2.68%	(10)bp
Average loans ($ millions)	$	3,761	$	3,450	9 %
Average assets ($ millions)	$	4,510	$	4,022	12 %

[1] teb - taxable equivalent basis, see definition on page 18.
[2] bp-basis point

This segment's net income for fiscal 2004 was $41.6 million, an increase of $3.4 million (9%) over 2003. The increased earnings reflect total revenue (teb) growth of $11.4 million (9%) and the $1.6 million tax benefit previously noted, partially offset by a $9.9 million (16%) increase in non-interest expenses. The growth in total revenues (teb) reflects loan growth of 11% over the past year, 30% growth in lower cost demand and notice deposits and trust fees of $1.8 million from newly acquired Valiant Trust. Approximately $5.1 million of the increase in non-interest expenses related to Valiant Trust, additional costs from seven significantly upgraded, relocated and new branch locations and an increase in relocation costs and stock-based compensation charges. Excluding the impact of these items, non-interest expenses increased by $4.8 million (8%), reflecting increased staffing levels due to business growth, annual salary adjustments and various other initiatives.

The efficiency ratio (teb) for this segment at 49.5% was higher than the Bank's target for 2004 of 46.0% or less. The negative variance reflects certain human resource and other expenses being higher than anticipated, as well as net interest income being lower than expected. Net interest income was impacted by average loan volumes increasing only 9% compared to the target of 12%. On a year-over-year balance basis, loans almost reached the target with growth of over 11%, however the average balance reflects slower growth in the first part of 2004.

Non-interest revenues generated from trust operations totalled $6.2 million in 2004, an increase of $2.2 million (55%) over the prior year with a significant portion of the increase reflecting the addition of Valiant Trust. Trust operations, through CWT, also continue to provide a growing contribution to lower cost notice deposits. Trust generated notice deposits totalled $147 million at the end of fiscal 2004, an increase of $26 million (21%) over the prior year. Trust assets under administration, which are not reflected in the consolidated balance sheet (see also Note 21 to the consolidated financial statements), totalled approximately $1,759 million at October 31, 2004, an increase of 19% over the prior year. These assets are primarily held in self-directed RRSPs and RRIFs accounts which numbered 18,803 (2003 – 16,823), an increase of 12% from one year ago.

Number of Self-directed Accounts



2004
18,803
2003
16,823
2002
14,674
2001
12,814
2000
11,468

Outlook for Banking and Trust

The growth prospects for this segment in 2005 are good given the current positive economic outlook for Western Canada and the anticipation of moderately rising interest rates. This segment is expected to produce strong revenue growth, supported by strong growth in loans and lower cost branch generated deposits, including through CWT. Trust fee income is expected to again have significant growth in 2005, reflecting the full year impact of Valiant Trust as well as strong growth in personal and corporate and group trust fee income. Credit quality is also expected to remain strong.

INSURANCE

Highlights of 2004 (since acquisition on April 30, 2004)

- Net earnings of $2.6 million.
- Claims loss ratio of 62% and a combined ratio of 89%.
- Number of policyholders increased by 5%.
- Policy retention rate of 86%.

CDI was launched in May 1996 and was the first company in British Columbia to offer customers auto insurance directly over the telephone, bypassing the traditional broker and agent. CDI now provides auto, household and travel insurance products to over 130,000 British Columbia and Alberta policyholders through two dedicated call centres and over the Internet for auto and travel products.

CDI's mission is to provide customers with attractively priced products and excellent customer service –"better insurance for less money". CDI's core strategy is to use sophisticated underwriting selection criteria to offer more competitively priced insurance to better risk customers. Products are offered direct to the customer thereby reducing costs, as there are no broker commissions. The "Canadian Direct Insurance" brand is marketed using TV, radio and newspaper channels and has a high level of brand awareness in the B.C. market, with an opportunity to grow the brand in the Alberta market. All claims are administered using modern imaging technology and effective workflow management to develop a "paperless office" environment. This has enabled CDI to achieve a low claims expense ratio without compromising high customer satisfaction ratings. CDI currently retains a high percentage of its business on renewal, which is a measure of its success in providing customers with a superior level of service at a competitive price.

As CDI was acquired at the end of the second quarter of 2004, Table 20 includes financial information for this segment beginning with the third quarter.

Table 20 - Insurance Highlights
($ thousands)

		2004
Net interest income	$	957
Other income (net)		
Net earned premiums		27,362
Commissions and other		3,468
Net claims, adjustment and policy acquisition expenses		(22,865)
		7,965
Total revenues		8,922
Non-interest expenses		4,890
Provision for income taxes		1,461
Net income	$	2,571
Claims loss ratio		62%
Expense ratio		27%
Combined ratio		89%
Efficiency ratio		54.8%
Policies outstanding		135,201
Average cash and securities (Q3-Q4 only)	$	57,858
Average total assets (Q3-Q4 only)	$	114,138

CDI generated net income of $2.6 million since acquisition, reflecting net earned premiums of $27.4 million, a claim loss ratio of 62% and a combined ratio of 89%. Seasonality contributed to the strong loss ratio, as the six month period since acquisition was primarily summer months, which are typically the most favourable months for companies underwriting automobile insurance. All lines of the insurance business experienced favourable results, with the exception of Alberta home insurance which was impacted by severe flooding and hailstorms in July. Since acquisition, CDI has grown its policyholder base by nearly 5% or 6,000 policyholders and had a policy retention rate of 86%.

Outlook for Insurance Operations

CDI's outlook for 2005 is for continued growth in policies outstanding and net earned premiums while controlling expenses. Changes in Alberta's automobile insurance regulations came into effect on October 1, 2004. These changes are anticipated to result in a decrease in net earned premiums as well as an increase in the claims loss ratio for CDI's Alberta automobile insurance market. Overall, financial targets for 2005 include a 10% growth in the number of policyholders, a claim loss ratio of 68% and an expense ratio of 27%. The forecasted increase in the claims loss ratio reflects that CDI's fiscal 2005 operating results will include the winter driving season. This compares to CDI's results for the six months since acquisition which primarily included summer months.

SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER

QUARTERLY RESULTS

The financial results for each of the last eight quarters are summarized in the following table. In general, CWB's results reflect a consistent growth pattern. An exception to the consistency is the impact of the previously noted acquisitions of CDI and Valiant Trust at the end of second quarter of 2004. These acquisitions resulted in increased other income, non-interest expenses and earnings in third and fourth quarters of fiscal 2004.

The business of CDI also exposes the Bank's quarterly financial results to some fluctuations. CDI is in the property and casualty insurance business, providing personal auto and home insurance directly to customers in British Columbia and Alberta. The financial results for this business (see information for the insurance segment provided on page 39) are subject to seasonal weather conditions, cyclical patterns of the industry and other unpredictable developments, including weather-related and other natural catastrophes.

Table 21 - Quarterly Financial Highlights
($ thousands, except per share amounts)

	2004				2003			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net interest income (teb)[1]	$ 30,756	$ 30,750	$ 27,855	$ 27,875	$ 27,500	$ 28,369	$ 25,953	$ 25,833
Less teb adjustment	1,313	930	854	801	559	906	685	842
Net interest income per financial statements	29,443	29,820	27,001	27,074	26,941	27,463	25,268	24,991
Other income	10,895	11,273	7,303	6,628	6,358	6,416	6,172	6,380
Total revenues (teb)	41,651	42,023	35,158	34,503	33,858	34,785	32,125	32,213
Total revenues	40,338	41,093	34,304	33,702	33,299	33,879	31,440	31,371
Net income	12,787	11,675	9,842	9,857	9,604	10,375	8,868	9,346
Return on common shareholders' equity	14.1%	13.4%	11.9%	12.1%	12.3%	13.7%	12.5%	13.2%
Return on average total assets	1.04%	1.01%	0.92%	0.89%	0.91%	1.00%	0.92%	0.97%
Earnings per common share								
Basic	$ 0.94	$ 0.87	$ 0.74	$ 0.75	$ 0.74	$ 0.81	$ 0.70	$ 0.74
Diluted	0.85	0.79	0.67	0.68	0.67	0.72	0.63	0.67
Efficiency ratio (teb)	51.7%	50.0%	49.2%	48.0%	46.9%	44.5%	47.8%	46.0%
Efficiency ratio	53.4%	51.1%	50.4%	49.2%	47.7%	45.7%	48.9%	47.3%
Net interest margin (teb)	2.49%	2.65%	2.61%	2.53%	2.60%	2.73%	2.69%	2.68%
Net interest margin	2.39%	2.57%	2.53%	2.45%	2.55%	2.65%	2.62%	2.60%
Provision for credit losses as a percentage of average loans	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%

[1] teb – taxable equivalent basis, see definition on page 18.

FOURTH QUARTER OF 2004

In the fourth quarter of 2004, CWB posted record quarterly earnings and achieved its 66th consecutive quarter of profitability. Net income for the quarter was $12.8 million, an increase of 33% over the fourth quarter last year and diluted earnings per share were $0.85 ($0.94 basic) in the fourth quarter, up from $0.67 ($0.74 basic) in the same quarter last year.

The increased earnings reflect strong growth in total revenues, continued strong credit quality and a consistent provision for credit losses as well as a tax benefit of $1.6 million resulting from the redemption of tax-advantaged preferred shares in which CWB had an investment. Total revenues (teb) increased 23% over the same quarter last year due in part to 12% growth in net interest income. Net interest income (teb) reflects 11% growth in loans and the benefit of reduced funding costs primarily as a result of 30% growth in lower cost demand and notice deposits generated through the branch network. Also contributing to revenue growth were the acquisitions of CDI and Valiant Trust completed at the end of the second quarter. Both acquisitions have been accretive to earnings since acquisition, with CDI providing an after tax contribution of $1.3 million in the fourth quarter.

Non-interest expenses were $21.5 million in the quarter, an increase of $5.6 million over the same quarter last year. This increase reflects the additional operating expenses ($3.4 million) and amortization of intangible assets ($120,000) associated with CDI and Valiant Trust. Also contributing to the increase were additional expenses from the Bank's seven significantly upgraded, relocated and new branch locations ($700,000), and an increase in non-cash stock-based compensation charges of $192,000 (the total fourth quarter stock-based compensation charges were $332,000). Excluding the impact of these items, non-interest expenses were up $1.1 million (7%) over the fourth quarter last year. This remaining increase reflects additional staffing levels as a result of business growth, annual salary adjustments and various other initiatives.

The efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues, was 51.7% for the quarter compared to 50.0% in the previous quarter and 46.9% in the same quarter one year ago. The operations of CDI and Valiant Trust added approximately 170 basis points to the ratio in the quarter compared to 110 basis points in the third quarter.

Fourth quarter earnings were up $1.1 million (10%) over the third quarter earnings of $11.7 million with the increase due to a lower tax provision, including the previously noted preferred share tax benefit, partially offset by increased non-interest expenses and lower revenues. Non-interest expenses increased $528,000 compared to the third quarter, with the increase primarily related to CDI's operations. Total revenues reflect a decrease in credit related fees from the record fees achieved in the third quarter, as well as a reduction in trust fees in large part due to the fourth quarter for Valiant generally being slower than the third quarter. Net interest income in the fourth quarter was impacted by a 6% increase in total average assets, offset by a decrease in the net interest margin to 2.49% compared to 2.65% in the third quarter. The decrease in margin was primarily due to an increase in the proportion of lower yielding cash and securities, reduced loan related interest income (i.e. payout penalties), and an increase in preferred share premium amortization due to previously unanticipated early redemptions. The decrease more than offset the positive impact from two 25 basis point increases in the prime rate this quarter.

ACCOUNTING POLICIES AND ESTIMATES

CRITICAL ACCOUNTING ESTIMATES

CWB's significant accounting policies are outlined in Note 1 of the consolidated financial statements. The policies discussed below are considered particularly important as they require management to make significant estimates or judgements, some of which may relate to matters that are inherently uncertain.

Allowance for Credit Losses

An allowance for credit losses is maintained to absorb probable credit related losses in the loan portfolio. This allowance reflects management's estimate of probable losses in the loan portfolio at the balance sheet date. In assessing existing credit losses, management must rely on estimates and exercise judgement regarding matters for which the ultimate outcome is unknown. These matters include economic factors, developments affecting particular industries and specific issues with respect to single borrowers. Changes in circumstances may cause future assessments of credit risk to be significantly different than current assessments and may require an increase or decrease in the allowance for credit losses. Establishing a range for the allowance for credit losses is difficult due to the number of uncertainties involved. This uncertainty is captured within the general allowance for credit losses. At October 31, 2004, the Bank's total allowance for credit losses was $39.3 million (2003–$35.4 million), which included a specific allowance of $10.5 million (2003–$7.8 million) general allowance of $28.8 million (2003–$27.6 million). Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of credit quality beginning on page 27 of this Management's Discussion and Analysis and Note 1(f) to the consolidated financial statements. This critical accounting estimate relates to CWB's banking and trust segment.

Provision for Unpaid Claims and Adjustment Expenses

A provision for unpaid claims is maintained, with the provision representing the amounts needed to provide for the estimated ultimate expected cost of settling claims related to insured events (both reported and unreported) that have occurred on or before each balance sheet date. A provision for adjustment expenses is also maintained which represents the estimated ultimate expected costs of investigating, resolving and processing these claims. Estimated recoveries of these costs from reinsurance ceded are included in assets. The computation of these provisions takes into account the time value of money using discount rates based on projected investment income from the assets supporting the provisions. The process of determining the provision for unpaid claims and adjustment expenses necessarily involves risks that the actual results will deviate from the best estimates made. These risks vary in proportion to the length of the estimation period and the volatility of each component comprising the liabilities. To recognize the uncertainty in establishing these best estimates and to allow for possible deterioration in experience, actuaries are required to include explicit margins for adverse deviation in assumptions for asset defaults, reinvestment risk, claims development and recoverability of reinsurance balances. All provisions are periodically reviewed and evaluated in the light of emerging claim experience and changing circumstances. Changes in circumstances may cause future assessments of unpaid claims and adjustment expenses to be significantly different than current assessments and may require an increase or decrease in the provision. In estimating the provision for unpaid claims and adjustment expenses, there are a number of uncertainties taken into account and assumptions made, which makes it difficult to estimate a range for the provision. Further, as noted above, the provision includes a margin for adverse deviations in assumptions. At October 31, 2004 the provision for unpaid claims and adjustment expenses totalled $37.0 million. Additional information on the process and methodology for determining the provision for unpaid claims and adjustment expenses can be found in Notes 1(j) and 16 to the consolidated financial statements. This critical estimate relates to CWB's insurance segment.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

A summary of the CWB's significant accounting policies is presented in Note 1 to the 2004 consolidated financial statements and changes to significant accounting polices since October 31, 2003 are provided in Note 2. Specifically, the changes in fiscal 2004 relate to new requirements on hedging relationships and sources of Canadian generally accepted accounting principles. The financial statement impact of these changes was insignificant. Note 1 also includes accounting policies related to insurance operations which arose when CDI was acquired in April 2004.

RISK MANAGEMENT

OVERVIEW

Effective risk management is central to the ability to remain financially sound and profitable and includes identifying, assessing, managing and monitoring all forms of risk. The Bank is exposed to several categories of risk including: strategic, reputation, credit, liquidity, structural (asset/liability), market, fiduciary, insurance and operational. Additional information on risk factors is available in the Annual Information Form dated January 5, 2005 which is available on SEDAR at www.sedar.com.

Senior management is responsible for establishing the framework for identifying risks and developing appropriate risk management policies and frameworks. The Board of Directors, either directly or through its committees, reviews and approves the key policies, and implements specific reporting procedures to enable them to monitor ongoing compliance over significant risk areas. At least annually a report on risks and risk management policies is presented to the Board and/or Board committees for review and assessment.

The Loans Committee of the Board, which maintains a close working relationship with the credit risk management group, is responsible for:

- the review and approval of credit risk management policies;
- the review and approval of loans in excess of delegated limits;
- the review and monitoring of impaired and other less than satisfactory loans; and
- the recommendation of the adequacy of the allowance for credit losses to the Audit Committee.

The Asset Liability Committee (ALCO) provides the management oversight related to the risks of banking and trust operations, other than credit risk. ALCO is a management committee chaired by an Executive Vice President with the President and Chief Executive Officer (CEO) and other senior executives as members and is responsible for:

- ensuring that risks other than credit risk are identified and assessed and appropriate policies are in place and effective;
- the establishment and maintenance of policies and programs for liquidity management and control, funding sources, investments, foreign exchange risk, interest rate risk and derivatives; and
- regular meetings to review compliance and discuss strategy respecting management of risks.

Asset liability management policies are approved and reviewed at least annually by the Board with quarterly status reporting also provided.

The Operations Committee meets regularly and is made up of supervisory and management personnel from all areas of banking operations and is chaired by a member of senior management. This committee is responsible for developing appropriate policies and procedures, including internal controls, respecting day-to-day, routine banking operations.

The internal audit department performs inspections in all areas of the Bank, including CWT, Valiant Trust and CDI, and reports the results directly to senior management, as well as the Bank's CEO and Audit Committee. For CDI, inspection results are also reported directly to CDI's Audit Committee.

CREDIT RISK

Credit risk is the risk that a financial loss will be incurred due to the failure of a counterparty to discharge its contractual commitment or obligation to the Bank. This risk can relate to balance sheet assets, such as loans, as well as off-balance sheet assets such as guarantees and letters of credit. To diversify the risk, the exposure to a single borrower or associated borrowers is limited, unless approved by the Board of Directors, to an amount not exceeding 10% of common equity plus retained earnings.

The Bank employs and is committed to a number of important principles to manage credit exposures which include:

- a Loans Committee of the Board whose duties include approval of lending policies, establishment of lending limits for the Bank, the delegation of lending limits and the approval of larger credits as well as quarterly reports prepared by management on watch list loans, impaired loans, the adequacy of the allowance for credit losses, environmental risk and diversification of the portfolio;
- delegated lending authorities which are clearly communicated to personnel engaged in the credit granting process, a defined approval process for loans in excess of those limits and the review of larger credits by a senior management group prior to recommendation to the Loans Committee of the Board;
- credit policies, guidelines and directives which are communicated to all branches and officers whose activities and responsibilities include credit granting and risk assessment;
- appointment of personnel engaged in credit granting who are qualified, experienced bankers;
- a standardized credit risk rating classification established for all credits and reviewed not less than annually;
- annual reviews of individual credit facilities (excepting consumer loans and single-unit residential mortgages);
- quarterly review of risk diversification by geographic area, industry sector and product measured against assigned portfolio limits;
- pricing of credits commensurate with risk to ensure appropriate compensation;
- management of growth within quality objectives;
- early recognition of problem accounts and immediate implementation of steps to protect the safety of Bank funds;
- independent reviews of credit valuation, risk classification and credit management procedures by the internal audit group which includes reporting the results to senior management, the CEO and the Audit Committee;

- detailed quarterly reviews of accounts rated less than satisfactory including establishment of an action plan for each account; and
- completion of a watch list report recording accounts with evidence of weakness, an impaired loan report covering loans which show impairment to the point where a loss is possible.

Environmental Risk

The operations of the Bank do not have a material effect on the environment. However, a risk of default may occur if a borrower is unable to repay loans due to environmental clean up costs. The Bank may become directly liable for clean up costs when it is deemed to have taken control or ownership of a contaminated property. Risk assessment criteria and procedures are in place to manage environmental risks and these are communicated to lending personnel. Reports on environmental inspections and findings are reviewed by senior management and reported upon quarterly to the Board.

Portfolio Quality

The Bank's strategy is to maintain a quality portfolio. Efforts are directed towards achieving a wide diversification, engaging experienced personnel who provide a hands on approach in credit granting, account management and quick action when problems develop. The lending focus is primarily directed to small and medium-sized businesses and to individuals with operations conducted in the four western provinces. Relationship banking and "know your customers" are important tenets of account management. An appropriate financial return on the level of risk is fundamental. Over the past several years the Bank has also participated in larger investment grade credits (corporate loans) through participation in selected syndications, which are generally led by the major Canadian banks. In addition to being able to lend to larger companies, this initiative has also provided a degree of geographic diversification.

LIQUIDITY RISK

Liquidity risk is the risk that there will not be sufficient cash to meet obligations as they become due. This risk arises from fluctuations in cash flows from lending, deposit taking, investing and other activities. Effective liquidity management ensures that adequate cash is available to honour all cash outflow obligations. Maintenance of a prudent liquidity base also provides flexibility to fund loan growth and to react to other market opportunities.

Liquidity policies include:

- measurement and forecast of cash flows;
- maintenance of a pool of high quality liquid assets;
- a stable base of core deposits from retail and commercial customers;
- limits on single deposits and sources of deposits;
- diversification of funding sources; and
- an approved contingency plan.

Key features of liquidity management are:

- daily monitoring of expected cash inflows and outflows and tracking and forecasting the liquidity position, including the flows from off-balance sheet items, on a forward four month rolling basis;
- consideration of the term structure of assets and liabilities, with emphasis on deposit maturities, as well as expected loan fundings and other commitments to provide funds when determining required levels of liquidity; and
- separate management of the liquidity position of the Bank and CWT to ensure compliance with related party and other regulatory tests.

MARKET RISK

Market risk is the impact on earnings resulting from changes in financial market variables such as interest rates and foreign exchange rates. Market risk arises when making loans, taking deposits and making investments. The Bank itself does not undertake trading activities and, therefore, does not have risks related to such activities as market making, arbitrage or proprietary trading. The Bank's material market risks are confined to interest rates and foreign exchange as discussed below.

Interest Rate Risk

Interest rate risk or sensitivity can be defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. This risk and potential variability in earnings arises primarily when cash flows associated with interest sensitive assets and liabilities have different repricing dates. The differentials, or interest rate gaps, arise as a result of the financial intermediation process and reflect differences in term preferences on the part of borrowers and depositors.

A positive interest rate gap exists when interest sensitive assets exceed interest sensitive liabilities for a specific maturity or repricing period. A positive gap will result in an increase in net interest income when market interest rates rise since assets are repricing earlier than liabilities. The opposite impact will occur when market interest rates fall.

To manage interest rate risk arising as a result of the financial intermediation process, ALCO establishes policy guidelines for interest rate gap positions and meets regularly to monitor the Bank's position and decide future strategy. The objective is to manage the interest rate risk within prudent guidelines. Interest rate risk policies are approved and reviewed at least annually by the Board of Directors with quarterly reporting provided to the Board as to the gap position.

Exposure to interest rate risk is controlled by managing the size of the static gap positions between interest sensitive assets and interest sensitive liabilities for future periods. Gap analysis is supplemented by computer simulation of the asset liability portfolio structure and dollar estimates of net interest income sensitivity for periods of up to one year. The interest rate gap is measured at least monthly. Note 23 to the consolidated financial statements shows the consolidated gap position at October 31, 2004 for selected time intervals.

The gap analysis in Note 23 is a static measurement of interest rate sensitive gaps at a specific time. These gaps can change significantly in a short period of time. The impact of changes in market interest rates on earnings will depend upon the magnitude and rate of change in interest rates as well as the size and maturity structure of the cumulative interest rate gap position and management of those positions over time.

During the year, the one year and under cumulative gap decreased from 2.5% to 0.2% and the one month and under gap decreased from 3.6% to 0.3%. Gaps remained positive and the Bank's asset/liability position is expected to continue such that rising interest rates would generally increase net interest income.

Of the $1,668 million in fixed term deposit liabilities maturing within one year from October 31, 2004, approximately $1,214 million (28% of total deposit liabilities) mature by April 30, 2005 (as shown in Table 13). The term in which maturing deposits are retained will have an impact on the future asset liability structure and hence interest rate sensitivity. Approximately $185 million of the fixed term deposit liabilities maturing within one month are floating rate redeemable deposits with a one year contractual maturity redeemable without penalty at any time.

Table 22 - Estimated Sensitivity of Net Interest Income as a Result of a One Percentage Point Change in Interest Rates
($ thousands)

Period	2004	2003
90 days	$ 219	$ 508
1 year	963	2,110
1 year percentage change	0.8%	2.0%

The estimated sensitivity of net interest income to a change in interest rates is presented in Table 22. The amounts represent the estimated change in net interest income over the time period shown resulting from a one percentage point change in interest rates. If rates increase, the effect would be an increase in net interest income while the opposite would occur if rates decrease. The estimates are based on a number of assumptions and factors, which include:

- a constant structure in the asset liability portfolio;
- interest rate changes affect interest sensitive assets and liabilities by the same amount and are applied at the appropriate repricing dates; and
- no early redemptions.

The interest sensitivity of the portfolio decreased in both absolute dollar terms and as a percentage of estimated future net interest income during the year.

It is management's intention to continue to manage the asset liability structure and interest rate sensitivity through pricing and product policies to attract appropriate assets and liabilities as well as through the use of interest rate swaps or other appropriate hedging techniques (see discussion under Derivative Financial Instruments). Assets and liabilities having a term to maturity in excess of five years are subject to specific review and control and, with the exception of subordinated debentures, were not material as at October 31, 2004.

The subordinated debentures, which typically are renegotiated after five years or redeemed (subject to OSFI approval), are discussed in Note 14 to the consolidated financial statements.

Foreign Exchange Risk

In providing financial services to its customers, the Bank has assets and liabilities denominated in U.S. dollars. At October 31, 2004, assets denominated in U.S. dollars were 0.8% (2003 – 0.7%) of total assets and U.S. dollar liabilities were 0.8% (2003 – 0.7%) of total liabilities. Currencies other than U.S. dollars are not bought or sold other than to meet specific customer needs and therefore, the Bank has no exposure to currencies other than U.S. dollars.

Foreign exchange risk arises when there is a difference between assets and liabilities denominated in U.S. dollars. Policy is established setting a limit on the difference between U.S. dollar assets and liabilities. The difference is measured daily and managed by use of U.S. dollar contracts or other means. Policy respecting foreign exchange exposure is reviewed and approved at least annually by the Board of Directors, and deviations from policy are reported to the Board and ALCO.

INSURANCE RISK

With the acquisition of Canadian Direct Insurance Incorporated in April 2004, the Bank became exposed to the elements of risk associated with the property and casualty insurance business which can cause fluctuations and uncertainties in profitability. The insurance business involves various types of insurance related risk, in particular: underwriting risk, pricing risk, claims risk, reinsurance risk and regulatory risk. Policies and procedures have been established to manage insurance related risk. CDI's Board of Directors, either directly or through a Board committee, is responsible for reviewing and approving key policies and implementing reporting requirements to enable them to monitor compliance over significant areas.

Underwriting risk is the risk of financial loss due to inappropriate selection of customers and is reduced through controls built into the rating and underwriting system. These controls include eligibility audits and more senior staff review of exceptions. Pricing risk is the risk that products may be inappropriately priced due to actual experience not matching the assumptions made at the time pricing is determined. This is mitigated by regular underwriting reviews of product rate adequacy. Regulatory intervention may also impact rate adequacy, as described below under regulatory risk.

Claims risk includes the risk of financial loss due to adverse deviation in the amount, frequency or timing of claims. Policies and procedures are in place to ensure that properly trained staff handle claims. However the process for establishing the provision for unpaid claims may reflect significant judgement and uncertainty, especially with respect to liability claims. Factors such as inflation, claims settlement patterns, legislative activity and litigation trends may impact the actual claims amount as the claims are adjusted over time.

The risk that CDI might be exposed to single large claims or to an accumulation of claims resulting from a natural catastrophe, such as a weather related or seismic event, is mitigated by reinsurance treaties that protect from such risks. Reinsurance risk includes the risk that reinsurance counterparties are not financially strong and that underwriting strategies are inappropriately matched with reinsurance programs. Reinsurance is only purchased from reinsurers meeting a certain minimum security rating. Reinsurance treaties are properly matched to underwriting strategies through participation of senior underwriting staff in the process. CDI is dependent on the availability and pricing of its external reinsurance arrangements and this availability and global markets may impact pricing. If CDI is unable to renew such arrangements at favourable rates and to adequate limits, then CDI may need to modify its underwriting practices or commitments.

In addition, as the insurance business is heavily regulated, CDI is exposed to regulatory risk. This is evidenced by the recent provincial government changes to auto insurance in Alberta that created a premium rate rollback to Alberta policyholders. This risk is countered mainly by monitoring current developments and by actively participating in relevant bodies and associations in order to contribute CDI's perspective.

OPERATIONAL RISK

Operational risk is inherent in all business activities, including banking, trust and insurance operations. It is the potential for loss as a result of external events, human error or inadequacy or failure of processes, procedures or controls. Its impact can be financial loss, loss of reputation, loss of competitive position or regulatory penalties. the Bank is exposed to operational risk from internal business activities and from activities that are outsourced. The financial measure of operational risk is actual losses incurred. No material losses occurred in 2004 or 2003.

Strategies to minimize and manage operational risk includes:

- a knowledgeable and experienced management team that is committed to the risk management policies;
- regular meetings of the Operations Committee, a management committee made up of supervisory and management personnel from all banking operational areas and chaired by a member of senior management, which is responsible for the development and recommendation of policies and procedures regarding day-to-day, routine banking operations;
- communication of the importance of effective risk management to all levels of staff through training and policy implementation;
- regular inspections for compliance and the effectiveness of procedural controls by a strong, independent internal audit team;
- centralized reporting of operating losses for risk assessment;
- implementation of policies and procedural controls appropriate to address identified risks and which include segregation of duties and built-in checks and balances;
- use of technology via automated systems with built-in controls;
- continual review and upgrade of systems and procedures; and
- updated and tested procedures and contingency plans for disaster recovery and business continuity.

In addition, the shareholders' auditors report annually on the consolidated financial statements of the Bank in accordance with Canadian generally accepted auditing standards, and their audit includes a review of certain systems of operating and financial controls and other such tests and procedures considered necessary to obtain reasonable assurance that the consolidated financial statements are free of material misstatement. Accordingly, an audit would not identify all such matters that may be of interest to the Audit Committee, however any weaknesses in internal controls and other non-trivial matters identified are communicated to the Audit Committee.

UPDATED SHARE INFORMATION

As at November 30, 2004, the Bank had 14,298,838 common shares outstanding. In addition, there were outstanding debentures with a combined principal amount of $23.4 million that will be converted into a total of 766,679 common shares and employee stock options that have been issued which are or will be exercisable into 1,251,685 common shares (1,258,509 authorized) for proceeds of up to $37.4 million.

On December 2, 2004, a quarterly cash dividend of $0.18 per share was declared. Also on this date, the Board of Directors declared a stock dividend which when paid will effectively achieve a two for one stock split. This stock dividend will be paid subsequent to the above noted quarterly cash dividend, with each common share outstanding being entitled to one additional common share.

Dated as of December 2, 2004.

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT

The consolidated financial statements of Canadian Western Bank and related financial information presented in this annual report have been prepared by management, who are responsible for the integrity, objectivity and reliability of the data presented. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles including the requirements of the Bank Act and related rules and regulations issued by the Superintendent of Financial Institutions Canada.

The consolidated financial statements and related financial information reflect amounts which must, of necessity, be based on informed estimates and judgements of management with appropriate consideration to materiality. The financial information presented elsewhere in this annual report is fairly presented and consistent with that in the consolidated financial statements.

The Bank's accounting system and related internal controls are designed, and supporting procedures are maintained, to provide reasonable assurance that financial records are complete and accurate, assets are safeguarded and the Bank is in compliance with all regulatory requirements. These supporting procedures include the careful selection and training of qualified staff, defined division of responsibilities and accountability for performance, and the written communication of policies and guidelines of business conduct and risk management throughout the Bank.

The system of internal controls is also supported by the internal audit department which carries out periodic inspections of all aspects of the Bank's operations. The Chief Inspector has full and free access to the Audit Committee and to the shareholders' auditors.

The Audit Committee, appointed by the Board of Directors, is comprised entirely of independent directors who are not officers or employees of the Bank. The committee is responsible for reviewing the financial statements and annual report, including management's discussion and analysis of operations and financial condition, and recommending them to the Board of Directors for approval. Other key responsibilities of the Audit Committee include meeting with management, the Chief Inspector and the shareholders' auditors to discuss the effectiveness of internal controls over the financial reporting process and the planning and results of the external audit. The committee also meets regularly with the Chief Inspector and the shareholders' auditors without management present.

The Conduct Review Committee, appointed by the Board of Directors, is composed of directors who are not officers or employees of the Bank. Their responsibilities include reviewing related party transactions, and reporting to the Board of Directors, those transactions which may have a material impact on the Bank.

The Superintendent of Financial Institutions Canada, at least once a year, makes such examination and enquiry into the affairs of the Bank as he may deem necessary or expedient to satisfy himself that the provisions of the Bank Act, having reference to the safety of the creditors and shareholders of the Bank, are being duly observed and that the Bank is in a sound financial condition.

Deloitte & Touche LLP, the independent auditors appointed by the shareholders of the Bank, have performed an audit of the consolidated financial statements and their report follows. The shareholders' auditors have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising therefrom.

Larry M. Pollock

President and
Chief Executive Officer

November 29, 2004

Tracey C. Ball, CA

Executive Vice President and
Chief Financial Officer

AUDITORS' REPORT

To The Shareholders of Canadian Western Bank

We have audited the Consolidated Balance Sheet of Canadian Western Bank as at October 31, 2004 and 2003 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flow for the years then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2004 and 2003 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Edmonton, Alberta
November 29, 2004

CONSOLIDATED BALANCE SHEET

As at October 31
($ thousands)

		2004	2003
Assets			
Cash Resources			
Cash		$ 2,831	$ 1,951
Deposits with regulated financial institutions		229,895	279,921
		232,726	281,872
Securities	(Note 4)		
Issued or guaranteed by Canada		238,153	241,352
Issued or guaranteed by a province or municipality		148,555	95,826
Other securities		153,779	75,649
		540,487	412,827
Loans	(Note 5)		
Securities purchased under resale agreements		74,966	72,000
Residential mortgages		700,791	662,825
Other		3,268,643	2,901,543
		4,044,400	3,636,368
Allowance for credit losses	(Note 6)	(39,320)	(35,365)
		4,005,080	3,601,003
Other			
Land, buildings and equipment	(Note 7)	18,499	13,019
Goodwill	(Note 8)	6,933	–
Intangible assets	(Note 8)	4,309	–
Insurance related	(Note 9)	55,583	–
Other assets	(Note 10)	55,278	35,251
		140,602	48,270
Total Assets		$ 4,918,895	$ 4,343,972
Liabilities and Shareholders' Equity			
Deposits	(Note 11)		
Payable on demand		$ 190,214	$ 136,874
Payable after notice		662,518	519,560
Payable on a fixed date		3,415,056	3,163,316
		4,267,788	3,819,750
Other			
Cheques and other items in transit		18,175	17,477
Insurance related	(Note 12)	90,427	–
Other liabilities	(Note 13)	64,316	68,563
		172,918	86,040
Subordinated Debentures	(Note 14)		
Conventional		68,126	68,126
Convertible		42,474	53,825
		110,600	121,951
Shareholders' Equity			
Capital stock	(Note 15)	167,125	150,782
Contributed surplus		1,159	252
Retained earnings		199,305	165,197
		367,509	316,231
Total Liabilities and Shareholders' Equity		$ 4,918,895	$ 4,343,972

Jack C. Donald
Chairman

Larry M. Pollock
President and Chief Executive Officer

CONSOLIDATED STATEMENT OF INCOME

For the year ended October 31
($ thousands, except per share amounts)

		2004	2003
Interest Income			
Loans		$ 220,101	$ 220,043
Securities		13,519	11,900
Deposits with regulated financial institutions		4,565	4,427
		238,185	236,370
Interest Expense			
Deposits		118,087	127,766
Subordinated debentures		6,760	3,941
		124,847	131,707
Net Interest Income		113,338	104,663
Provision for credit losses	(Note 6)	9,390	8,600
Net Interest Income after Provision for Credit Losses		103,948	96,063
Other Income			
Credit related		13,641	13,099
Insurance, net	(Note 16)	7,896	–
Trust services		6,208	4,017
Retail services		5,066	4,679
Gains on sale of securities		1,685	2,095
Foreign exchange gains and other		1,603	1,436
		36,099	25,326
Net Interest and Other Income		140,047	121,389
Non-interest Expenses			
Salaries and employee benefits		45,998	37,680
Premises and equipment		13,922	11,034
Other expenses		14,487	11,144
Provincial capital taxes		1,993	1,708
		76,400	61,566
Net Income before Provision for Income Taxes		63,647	59,823
Provision for income taxes	(Note 18)	19,486	21,630
Net Income		$ 44,161	$ 38,193
Earnings Per Common Share	(Note 19)		
Basic		$ 3.30	$ 2.98
Diluted		$ 3.00	$ 2.69

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the year ended October 31
($ thousands)

		2004	2003
Capital Stock	(Note 15)		
Balance at beginning of year		$ 150,782	$ 145,203
Issued on debenture conversions		11,351	175
Issued on exercise of employee stock options		4,992	5,404
Balance at end of year		167,125	150,782
Contributed Surplus	(Note 17)		
Balance at beginning of year		252	–
Amortization of fair value of employee stock options		907	252
Balance at end of year		1,159	252
Retained Earnings			
Balance at beginning of year		165,197	132,884
Net income		44,161	38,193
Dividends		(10,038)	(5,880)
Share issue costs, net of income taxes of $7 (2003 - $nil)		(15)	–
Balance at end of year		199,305	165,197
Total Shareholders' Equity		$ 367,589	$ 316,231

CONSOLIDATED STATEMENT OF CASH FLOW

For the year ended October 31
($ thousands)

		2004	2003
Cash Flows from Operating Activities			
Net income		$ 44,161	$ 38,193
Adjustments to determine net cash flows:			
Provision for credit losses		9,390	8,600
Depreciation and amortization		4,291	3,088
Future income taxes, net		414	(1,581)
Gain on sale of securities, net		(1,685)	(2,095)
Accrued interest receivable and payable, net		(7,458)	5,043
Current income taxes payable, net		(9,826)	37
Other items, net		(6,851)	(3,750)
		32,436	47,535
Cash Flows from Financing Activities			
Deposits, net		448,038	390,679
Common shares issued	(Note 15)	4,992	5,404
Dividends		(10,038)	(5,880)
Debentures issued		–	65,000
		442,992	455,203
Cash Flows from Investing Activities			
Loans, net		(413,467)	(360,856)
Interest bearing deposits with regulated financial institutions, net		58,645	(117,516)
Securities, purchased		(1,167,608)	(1,012,656)
Securities, sales proceeds		152,088	99,828
Securities, maturities		935,708	849,846
Land, buildings and equipment		(7,833)	(2,382)
Business acquisitions	(Note 3)	(33,697)	–
		(476,164)	(543,736)
Decrease in Cash and Cash Equivalents		(736)	(40,998)
Cash and Cash Equivalents at Beginning of Year		20,522	61,520
Cash and Cash Equivalents at End of Year *		$ 19,786	$ 20,522
* Represented by:			
Cash resources		$ 232,726	$ 281,872
Non-operating, interest bearing deposits with regulated financial institutions		(194,765)	(243,873)
Cheques in transit		(18,175)	(17,477)
Cash and Cash Equivalents at End of Year		$ 19,786	$ 20,522
Supplemental Disclosure of Cash Flow Information			
Amount of interest paid in the year		$ 129,426	$ 127,247
Amount of income taxes paid in the year		$ 29,276	$ 23,174

1. Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with subsection 308 (4) of the Bank Act which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions Canada (OSFI), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies used in the preparation of these financial statements, including the accounting requirements of OSFI, are summarized below. These accounting policies conform, in all material respects, to Canadian generally accepted accounting principles (GAAP).

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Key areas of estimation where management has made subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, goodwill and intangible assets, provision for unpaid claims and adjustment expenses and the future income tax asset and liability. Therefore, actual results could differ from these estimates.

a) Basis of Consolidation

The consolidated financial statements include the assets, liabilities and results of operations of the Bank and all of its subsidiaries, after the elimination of intercompany transactions and balances. Subsidiaries are defined as corporations whose operations are controlled by the Bank and are corporations in which the Bank owns more than fifty percent of the voting shares. See Note 28 for details of the subsidiaries.

b) Business Combinations, Goodwill and Other Intangible Assets

Business acquisitions are accounted for using the purchase method. Goodwill is the excess of the purchase price paid for the acquisition of a subsidiary over the fair value of the net assets acquired, including identifiable intangible assets. Goodwill and other intangibles with an indefinite life are not amortized, but are subject to a fair value impairment test at least annually. Other intangibles with a finite life are amortized to the statement of income over their expected lives not exceeding ten years. These intangible assets are tested for impairment whenever circumstances indicate that the carrying amount may not be recoverable. Any impairment of goodwill or other intangible assets will be charged to the statement of income in the period of impairment.

c) Cash and Cash Equivalents

Cash and cash equivalents presented on the statement of cash flow include cash and non-interest bearing deposits with other banks less cheques in transit.

d) Securities

Securities are held in either the investment account or the trading account.

Investment account securities are purchased with the original intention to hold the securities to maturity or until market conditions render alternative investments more attractive. Debt securities and preferred shares are stated at amortized cost and other equity securities are stated at cost or, if an impairment in value is other than temporary, at net realizable value. Gains and losses realized on disposal of securities and adjustments to record any other than temporary impairment in value are included in other income. Amortization of premiums and discounts are reported in interest income from securities in the consolidated statement of income.

Trading account securities, which are purchased for resale over a short period of time, are carried at estimated current market value. Gains and losses realized on disposal and adjustments to market value are reported in other income in the consolidated statement of income in the period during which they occur.

e) Loans

Loans are stated net of unearned income, unamortized premiums and an allowance for credit losses (Note 1(f)).

Interest income is recorded on the accrual basis except for loans classified as impaired. Loans are determined to be impaired when payments are contractually past due 90 days, or where the Bank has taken realization proceedings, or where the Bank's management is of the opinion that the loan should be regarded as impaired. An exception may be made where management determines that the loan is well secured and in the process of collection and the collection efforts are reasonably expected to result in either repayment of the loan or restoring it to a current status within 180 days from the date the payment went in arrears. All loans are classified as impaired when a payment is 180 days in arrears other than loans guaranteed or insured for both principal and interest by the Canadian government, the provinces or a Canadian government agency. These loans are classified as impaired when payment is 365 days in arrears.

Impairment is measured as the difference between the carrying value of the loan at the time it is classified as impaired and the present value of the expected cash flows (estimated realizable amount), using the interest rate inherent in the loan at the date the loan is classified as impaired. When the amounts and timing of future cash flows cannot be reliably estimated, either the fair value of the security underlying the loan, net of any expected realization costs, or the current market price for the loan may be used to measure the estimated realizable amount. At the time a loan is classified as impaired, interest income will cease to be recognized in accordance with the loan agreement, and any uncollected but accrued interest will be added to the carrying value of the loan together with any unamortized premiums, discounts or loan fees. Subsequent payments received on an impaired loan are recorded as a reduction of the recorded investment in the loan. Impaired loans are returned to performing status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current and all charges for loan impairment have been reversed.

Loan fees, net of directly related costs, are amortized to interest income over the expected term of the loan when such fees are considered to be an integral part of the return earned on the particular loan. Premiums paid on the acquisition of loan portfolios are amortized to interest income over the expected term of the loans.

1. Significant Accounting Policies (continued)

f) Allowance for Credit Losses

An allowance for credit losses is maintained, which in the Bank's opinion, is adequate to absorb credit related losses in its loan portfolio. The adequacy of the allowance for credit losses is reviewed at least quarterly. The allowance for credit losses is deducted from the loans balance.

The allowance for credit losses consists of specific provisions and the general allowance for credit risk. Specific provisions include all the accumulated provisions for losses on identified impaired loans required to reduce the carrying value of those loans to their estimated realizable amount. The general allowance for credit risk includes provisions for future losses inherent in the portfolio that are not presently identifiable by management of the Bank on an account by account basis. The general allowance for credit risk is established by taking into consideration historical trends in the loss experience during economic cycles, the current portfolio profile, estimated losses for the current phase of the economic cycle and historical experience in the industry.

Actual write-offs, net of recoveries, are deducted from the allowance for credit losses. The provision for credit losses in the consolidated statement of income is charged with an amount sufficient to keep the balance in the allowance for credit losses adequate to absorb all credit related losses.

g) Securities Purchased Under Resale Agreements

Securities purchased under resale agreements are secured loans as they represent a purchase of Government of Canada securities by the Bank effected with a simultaneous agreement to sell them back at a specified price on a future date, which is generally short term. Securities purchased under resale agreements are carried at cost. The difference between the cost of the purchase and the predetermined proceeds to be received on a resale agreement is recorded as loan interest income.

h) Land, Buildings and Equipment

Land is carried at cost. Buildings, equipment and furniture, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated primarily using the straight-line method over the estimated useful life of the asset as follows: buildings – 20 years, equipment and furniture – 3 to 5 years, and leasehold improvements – term of lease. Gains and losses on disposal are recorded in other income in the year of disposal.

i) Deferred Financing Costs

Deferred financing costs relating to the issuance of debentures are amortized on a straight-line basis over the life of the related debenture.

j) Insurance Operations

Premiums Earned and Deferred Policy Acquisition Costs

Insurance premiums are included in other income on a daily pro rata basis over the terms of the underlying insurance policies. Unearned premiums represent the portion of premiums written that relate to the unexpired term of the policies in-force and are included in other liabilities.

Policy acquisition costs are those expenses incurred in the acquisition of insurance business. Acquisition costs comprise advertising and marketing expenses, insurance advisor salaries and benefits, premium taxes and other expenses directly attributable to the production of business. Policy acquisition costs related to unearned premiums are only deferred, and included in other assets, to the extent that they are expected to be recovered from unearned premiums and are amortized to income over the periods in which the premiums are earned.

Unpaid Claims and Adjustment Expenses

The provision for unpaid claims represents the amounts needed to provide for the estimated ultimate expected cost of settling claims related to insured events (both reported and unreported) that have occurred on or before each balance sheet date. The provision for adjustment expenses represents the estimated ultimate expected costs of investigating, resolving and processing these claims. These provisions are included in other liabilities and their computation takes into account the time value of money using discount rates based on projected investment income from the assets supporting the provisions.

All provisions are periodically reviewed and evaluated in the light of emerging claims experience and changing circumstances. The resulting changes in estimates of the ultimate liability are recorded as incurred claims in the current period.

Reinsurance Ceded

Earned premiums and claims expenses are recorded net of amounts ceded to, and recoverable from, reinsurers. Estimates of amounts recoverable from reinsurers on unpaid claims and adjustment expenses are recorded in other assets and are estimated in a manner consistent with the liabilities associated with the reinsured policies.

k) Income Taxes

The Bank follows the asset and liability method of accounting for income taxes whereby current income taxes are recognized for the estimated income taxes payable for the current year. Future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period of the tax rate change. All future income tax assets are expected to be realized in the normal course of operations.

1. Significant Accounting Policies (continued)

l) Stock Option Plans

The fair value based method has been adopted to account for stock options granted to employees on or after November 1, 2002. The estimated fair value is recognized over the applicable vesting period as an increase to both salary expense and contributed surplus. When options granted on or after November 1, 2002 are exercised, the proceeds received and the applicable amount in contributed surplus will be credited to capital stock. In accordance with GAAP, no expense is recognized for options granted prior to November 1, 2002. When these options are exercised, the proceeds received are credited to capital stock.

m) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the balance sheet date. Revenues and expenses in foreign currencies are translated at the average exchange rates prevailing during the year. Realized and unrealized gains and losses on foreign currency positions are included in other income.

n) Derivative Financial Instruments

Interest rate, foreign exchange and equity contracts such as futures, options, swaps and floors are entered into for risk management purposes in accordance with the Bank's asset liability management policies. It is the Bank's policy not to utilize derivative financial instruments for trading or speculative purposes. Interest rate swaps and floors are used to reduce the impact of fluctuating interest rates. Equity contracts are used to offset the return paid to depositors on certain deposit products that are linked to a stock index. Foreign exchange contracts are only used for the purposes of meeting needs of clients or day to day business.

The Bank designates each derivative financial instrument as a hedge of identified assets and liabilities, firm commitments or forecasted transactions. On an ongoing basis the Bank assesses whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items. Derivatives that qualify for hedge accounting are accounted for on the accrual basis. Interest income received or interest expense paid is recognized as interest income or expense, as appropriate, over the term of the hedge contract. Premiums on purchased contracts are amortized to interest expense over the term of the contract. Accrued interest receivable and payable and deferred gains and losses for these contracts are recorded in other assets or liabilities as appropriate. Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other assets or other liabilities, as appropriate, and amortized into income over the original hedged period. In the event a designated hedged item is terminated or eliminated prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in other income.

o) Employee Future Benefits

All employee future benefits are accounted for on an accrual basis. The Bank's contributions to the group retirement savings and employee share purchase plans totalled $3,493 (2003–$2,426).

p) Earnings per Common Share

Basic earnings per common share is calculated based on the average number of common shares outstanding during the year. Diluted earnings per share is calculated based on the treasury stock method which assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase the Bank's common shares at the average market price during the year. Convertible debentures are assumed to be converted into common shares at the beginning of the year, or at the date the debenture was issued if later, and all related income statement charges are added back to earnings.

2. Changes in Accounting Policies

Hedging Relationships

The Canadian Institute of Chartered Accountants (CICA) has issued an accounting guideline for hedging relationships that establishes certain requirements for the application of hedge accounting that has been adopted prospectively. Effective November 1, 2003, changes in the fair value of derivatives that do not qualify for hedge accounting are recorded in other income. The Bank enters into derivative financial instruments for risk management purposes as described in Note 25. Virtually all of the Bank's existing derivative financial instruments qualify for hedge accounting under the new guideline and, as a result, the impact of the implementation of the guideline was negligible.

Generally Accepted Accounting Principles

Effective November 1, 2003, the Bank adopted new accounting requirements that provide guidance on sources to consult when selecting accounting policies on matters not covered explicitly in the primary sources of generally accepted accounting principles. There were no significant changes in the existing accounting policies as a result of the new requirements.

3. Business Acquisitions

On April 30, 2004, the Bank acquired all of the outstanding shares of HSBC Canadian Direct Insurance Incorporated (subsequently renamed Canadian Direct Insurance Incorporated). Canadian Direct Insurance Incorporated offers property and casualty insurance directly to consumers in British Columbia and Alberta. The Bank also acquired Valiant Trust Company on April 29, 2004 by purchasing all of the outstanding shares of its holding company Corporate Shareholder Services Inc. Valiant Trust Company is a non-deposit taking, specialty trust company based in Calgary, Alberta that provides stock transfer and corporate trustee services to public companies and income trusts. The results of operations for the two companies have been included in the Bank's consolidated financial statements since the dates of acquisition. The total cost of the acquisitions of $33,697 was paid in cash. The following table summarizes the fair value of the assets acquired and liabilities assumed:

Net assets acquired	
Cash resources	$ 9,537
Securities	48,036
Other assets	55,626
Other intangible assets	4,580
Goodwill	6,933
Other liabilities, including future income tax liability of $1,718	(91,015)
	$ 33,697

The cash resources acquired are included in interest-bearing deposits with regulated financial institutions on the consolidated statement of cash flows. The identified intangible assets include a trademark, a non-competition agreement, computer software and customer relationships. The trademark, which has a value of $300, is not subject to amortization. Goodwill includes $3,679 related to the banking and trust segment and $3,254 related to the insurance segment. The total amount of goodwill and intangible assets will not be deductible for income tax purposes.

4. Securities

The analysis of securities at carrying value, by type and maturity is as follows:

	Maturities					
	Within 1 Year	Over 1 to 3 Years	Over 3 to 5 Years	Over 5 Years	2004 Total Book Value	2003 Total Book Value
Securities issued or guaranteed by:						
Canada	$ 226,140	$ 8,748	$ 769	$ 2,496	$ 238,153	$ 241,352
A province or municipality	61,719	83,609	1,024	2,203	148,555	95,826
Other debt securities	12,241	13,264	11,786	4,115	41,406	3,236
Equity securities						
Preferred shares	18,781	–	30,233	58,090	107,104	71,897
Other equity	2,380	–	–	2,889[2]	5,269	516
Total[1]	$ 321,261	$ 105,621	$ 43,812	$ 69,793	$ 540,487	$ 412,827

[1] All securities are held in the investment account.
[2] Includes securities with no specific maturity.

The analysis of unrealized gains and losses on investment securities is as follows:

	2004				2003			
	Book Value	Unrealized Gains	Unrealized Losses	Estimated Market Value	Book Value	Unrealized Gains	Unrealized Losses	Estimated Market Value
Securities issued or guaranteed by:								
Canada	$ 238,153	$ 11	$ 227	$ 237,937	$ 241,352	$ 765	$ 41	$ 242,076
A province or municipality	148,555	409	132	148,832	95,826	430	43	96,213
Other debt securities	41,406	50	38	41,418	3,236	–	1	3,235
Equity securities								
Preferred shares	107,104	1,564	739	107,929	71,897	1,176	224	72,849
Other equity	5,269	–	365	4,904	516	618	–	1,134
Total	$ 540,487	$ 2,034	$ 1,501	$ 541,020	$ 412,827	$ 2,989	$ 309	$ 415,507

5. Loans

Outstanding gross loans and impaired loans, net of allowances for credit losses, are as follows:

	2004				2003			
	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Securities purchased under resale agreements	$ 74,966	$ –	$ –	$ –	$ 72,000	$ –	$ –	$ –
Consumer and personal	431,891	847	386	461	388,516	2,421	503	1,918
Real estate	1,556,411	4,485	1,494	2,991	1,442,271	3,376	841	2,535
Industrial	724,853	4,819	1,335	3,484	609,951	7,276	2,849	4,427
Other	1,256,279	14,739	7,289	7,450	1,123,630	9,168	3,614	5,554
Totals	$ 4,044,400	$ 24,890	$ 10,504	14,386	$ 3,636,368	$ 22,241	$ 7,807	14,434
General allowance[1]				(28,816)				(27,558)
Net impaired loans after general allowance				$ (14,430)				$ (13,124)

[1] The general allowance for credit risk is available for the total loan portfolio.
[2] There are no foreclosed real estate assets held for sale.

There are no outstanding other past due loans. Other past due loans are loans where payment of interest or principal is contractually 90 – 180 days in arrears or government insured loans where payment of interest or principal is contractually 365 days in arrears but are not classified as impaired because they are well secured and considered fully collectible.

During the year interest recognized as income on impaired loans totalled $449 (2003 - $2,063).

6. Allowance for Credit Losses

The following table shows the changes in the allowance for credit losses during the year.

	2004			2003		
	Specific Provisions	General Allowance for Credit Risk	Total	Specific Provisions	General Allowance for Credit Risk	Total
Balance at beginning of year	$ 7,807	$ 27,558	$ 35,365	$ 7,208	$ 23,797	$ 31,005
Provision for credit losses	8,132	1,258	9,390	4,839	3,761	8,600
Write-offs	(5,745)	–	(5,745)	(4,327)	–	(4,327)
Recoveries	310	–	310	87	–	87
Balance at end of year	$ 10,504	$ 28,816	$ 39,320	$ 7,807	$ 27,558	$ 35,365

The Bank has virtually no loans booked outside of Canada and therefore has no country risk provisions.

7. Land, Buildings and Equipment

	Cost	Accumulated Depreciation and Amortization	2004 Net Book Value	2003 Net Book Value
Land	$ 2,783	$ –	$ 2,783	$ 2,935
Buildings	4,545	2,257	2,288	1,064
Computer equipment	14,996	10,702	4,294	3,008
Office equipment and furniture	9,070	6,196	2,874	1,863
Leasehold improvements	12,239	5,979	6,260	4,149
Total	$ 43,633	$ 25,134	$ 18,499	$ 13,019

Depreciation and amortization for the year amounted to $4,020 (2003 - $3,088).

8. Goodwill and Intangible Assets

	Cost	Accumulated Amortization	2004 Net Book Value
Goodwill	$ 6,933	$ –	$ 6,933
Identifiable intangible assets			
Customer relationships	3,950	235	3,715
Trademark	300	–	300
Others	330	36	294
	4,580	271	4,309
Total	$ 11,513	$ 271	$ 11,242

Amortization of customer relationships and other intangible assets for the year amounted to $271 (2003 - nil). The trademark has an indefinite life and is not subject to amortization. Goodwill includes $3,679 related to the banking and trust segment and $3,254 related to the insurance segment. The goodwill and intangible assets were acquired in 2004 and therefore there are no comparative figures.

9. Insurance Related Other Assets

	2004
Instalment premiums receivable	$ 16,588
Reinsurers' share of unpaid claims and adjustment expenses	12,106
Reinsurers' share of unearned premiums	10,670
Deferred policy acquisition expenses	6,483
Due from reinsurers	4,848
Recoverable on unpaid claims	4,888
Total	$ 55,583

The insurance operations were acquired during 2004 and therefore there are no comparative figures.

10. Other Assets

		2004	2003
Accrued interest receivable		$ 16,270	$ 13,391
Prepaid expenses		9,473	8,749
Future income tax asset	(Note 18)	8,329	8,262
Accounts receivable		11,716	1,924
Taxes receivable		5,169	–
Deferred financing costs[1]		1,076	1,394
Other		3,245	1,531
Total		$ 55,278	$ 35,251

[1] Amortization for the year amounted to $215 (2003 - $178). During the year, deferred financing costs of $103 (2003-$nil) were charged to retained earnings on the conversion of debentures and were offset against forfeited interest (see also Note 14).

11. Deposits

	Individuals	Business and Government	Financial Institutions	2004 Total
Payable on demand	$ 11,388	$ 178,826	$ –	$ 190,214
Payable after notice	247,575	414,943	–	662,518
Payable on a fixed date	2,719,912	674,807	20,337	3,415,056
Total	$ 2,978,875	$ 1,268,576	$ 20,337	$ 4,267,788

	Individuals	Business and Government	Financial Institutions	2003 Total
Payable on demand	$ 8,162	$ 128,712	$ –	$ 136,874
Payable after notice	199,886	319,674	–	519,560
Payable on a fixed date	2,598,171	540,048	25,097	3,163,316
Total	$ 2,806,219	$ 988,434	$ 25,097	$ 3,819,750

12. Insurance Related Other Liabilities

		2004
Unearned premiums	$	43,220
Unpaid claims and adjustment expenses		36,970
Due to insurance companies		7,116
Unearned reinsurance commissions		3,121
Total	$	90,427

The insurance operations were acquired during 2004 and therefore there are no comparative figures.

13. Other Liabilities

			2004		2003
Accrued interest payable		$	52,707	$	57,286
Accounts payable			4,528		4,082
Future income tax liability	(Note 18)		1,727		235
Deferred revenue			941		537
Taxes payable			726		5,383
Other			3,687		1,040
Total		$	64,316	$	68,563

14. Subordinated Debentures

Each of the following qualifies as a bank debenture under the Bank Act and is subordinate in right of payment to all deposit liabilities. All redemptions are subject to the approval of OSFI. The convertible debentures are financial instruments which have both debt and equity components. The recommendation issued by the CICA to account for these components separately was considered but the value assignable to the conversion option at the date of issue was deemed to be immaterial in each case.

Interest Rate	Maturity Date	Earliest Date Redeemable or Convertible by CWB		2004		2003
Conventional						
6.85%(1)	June 30, 2012	June 30, 2007	$	3,126	$	3,126
5.66%(2)	July 7, 2013	July 7, 2008		30,000		30,000
5.96%(2)	October 24, 2013	October 24, 2008		35,000		35,000
				68,126		68,126
Convertible						
5.50%(3)	March 31, 2008	March 31, 2003		42,474		49,825
5.70%(4)	July 31, 2009	July 31, 2004		–		4,000
				42,474		53,825
Total			$	110,600	$	121,951

(1) This conventional debenture has a ten-year term with a fixed interest rate for the first five years. Thereafter, unless the terms are amended or the debenture is redeemed by the Bank, interest will be payable at a rate equal to the Canadian Dollar CDOR 90 day Bankers' Acceptance rate plus 100 basis points.

(2) These conventional debentures have a ten-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly to the Canadian Dollar CDOR 90 day Bankers' Acceptance rate plus 175 basis points.

(3) These debentures are convertible into common shares at the option of the holder at any time prior to maturity, or the date specified for redemption by the Bank, whichever is earlier, at a conversion price of $30.50 per share (1,392,596 shares, 2003 - 1,633,603 shares). During the year, convertible debentures of $7,351 (2003 - $175) were converted by the holders into 241,007 (2003 - 5,736) common shares. Interest expense accrued on the debentures prior to conversion and forfeited by the debenture holders of $81 (2003–$nil) was credited to retained earnings and offset against unamortized deferred financing costs (see also Note 10).

(4) The Bank redeemed the debenture on August 1, 2004 for 160,000 shares.

On November 5, 2004 the Bank announced its intention to redeem all of the outstanding 5.5% convertible debentures on December 14, 2004. As a result, under the terms of the trust indenture, the trustee will convert all outstanding debentures into common shares on the last day before the redemption date.

On November 19, 2004, the Bank issued $60,000 of conventional subordinated debentures. The new debentures have a fixed interest rate of 5.55% until November 19, 2009. Thereafter the rate will be reset quarterly at the Canadian dollar CDOR 90 day Bankers' Acceptance rate plus 160 basis points until maturity on November 19, 2014. The Bank may redeem the debentures on or after November 20, 2009 with the approval of OSFI.

15. Capital Stock

Authorized:

An unlimited number of common shares without nominal or par value
33,964,324 class A shares without nominal or par value
25,000,000 first preferred shares without nominal or par value, issuable in series

Issued and fully paid:

	2004			2003		
	Number of Shares		Amount	Number of Shares		Amount
Common shares						
Outstanding at beginning of year	13,002,066	$	150,782	12,659,372	$	145,203
Issued on conversion of debentures	401,007		11,351	5,736		175
Issued on exercise of options	262,057		4,992	336,958		5,404
Outstanding at end of year	13,665,130	$	167,125	13,002,066	$	150,782

The Bank has subordinated debentures which are convertible to common shares of the Bank as more fully described in Note 14.

The Bank is prohibited by the Bank Act from declaring any dividends on common shares when the Bank is or would be placed, as a result of the declaration, in contravention of the capital adequacy and liquidity regulations or any regulatory directives issued under the Act. These limitations do not currently restrict the payment of dividends.

16. Insurance Operations

As described in Note 3, the Bank acquired Canadian Direct Insurance Incorporated (the Company) on April 30, 2004. Accordingly, the results of operations have been included since the date of acquisition and no comparatives for 2003 are presented. The following information outlines issues specifically related to insurance operations.

(a) Insurance income

Insurance income reported in other income on the consolidated statement of income is presented net of claims, adjustment and policy acquisition expenses.

		2004
Net earned premiums and other	$	30,761
Net claims, adjustment and policy acquisition expenses		22,865
	$	7,896

(b) Unpaid claims and adjustment expenses

(i) Nature of unpaid claims

The establishment of the provision for unpaid claims and adjustment expenses and the related reinsurers' share is based on known facts and interpretation of circumstances, and is therefore a complex and dynamic process influenced by a large variety of factors. These factors include experience with similar cases and historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims, product mix or concentration, claims severity and claims frequency patterns.

Other factors include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of the claims department personnel and independent adjusters retained to handle individual claims, the quality of the data used for projection purposes, existing claims management practices including claims handling and settlement practices, the effect of inflationary trends on future claims settlement costs, investment rates of return, court decisions, economic conditions and public attitudes. In addition, time can be a critical part of the provision determination, since the longer the span between the incidence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement amount can be. Accordingly, short-tailed claims, such as property claims, tend to be more reasonably predictable than long-tailed claims, such as liability claims.

16. Insurance Operations (continued)

Consequently, the establishment of the provision for unpaid claims and adjustment expenses relies on the judgement and opinions of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on expectations as to future developments. The process of determining the provisions necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made.

ii) Provision for unpaid claims and adjustment expenses

An annual evaluation of the adequacy of unpaid claims is completed at the end of each financial year. This evaluation includes a re-estimation of the liability for unpaid claims relating to each preceding financial year compared to the liability that was originally established. The results of this comparison and the changes in the provision for unpaid claims and adjustment expenses for the period ended October 31, 2004 follows:

		2004
Unpaid claims and adjustment expenses, net, April 30, 2004	$	15,885
Claims incurred		
In the current period		10,970
In prior periods		188
Claims paid during the period		(7,067)
Unpaid claims and adjustment expenses, net, October 31, 2004		19,976
Reinsurers' share of unpaid claims and adjustment expenses, October 31, 2004		12,106
Recoverable on unpaid claims		4,888
Unpaid claims and adjustment expenses, October 31, 2004	$	36,970

The provision for unpaid claims and adjustment expenses and related reinsurance recoveries are discounted using rates based on the projected investment income from the assets supporting the provisions, and reflecting the estimated timing of payments and recoveries. The investment rate of return used for the period ended October 31, 2004 was 3.8%. However, that rate was reduced by a 1% provision for adverse deviation in discounting the provision for unpaid claims and adjustment expenses and related reinsurance recoveries. The impact of this provision for adverse deviation results in an increase in unpaid claims and adjustment expenses and related reinsurance recoveries by $423.

Policy balances, included in insurance related other assets and other liabilities, analyzed by major line of business are as follows:

	2004			
		Automobile		Property
Unpaid claims and adjustment expenses, net	$	31,977	$	4,993
Reinsurers' share of unpaid claims and adjustment expenses		9,599		2,507
Unearned premiums		33,438		9,782
Reinsurers' share of unearned premiums		8,225		2,445

c) Underwriting policy and reinsurance ceded

Reinsurance contracts with coverage up to maximum policy limits are entered into to protect against losses in excess of certain amounts that may arise from automobile, personal property and liability claims.

Reinsurance with a limit of $100,000 is also obtained to protect against certain catastrophic losses. Due to the geographic concentration of the business, management believes earthquakes and windstorms are its most significant exposure to catastrophic losses. Utilizing sophisticated computer modeling techniques developed by independent consultants to quantify the estimated exposure to such losses, management believes that there is sufficient catastrophe reinsurance protection.

Twenty-five per cent of gross retentions are ceded under the quota share arrangement.

At October 31, 2004, $12,106 of unpaid claims and adjustment expenses was recorded as recoverable from the reinsurers.

Failure of a reinsurer to honour its obligation could result in losses. The financial condition of its reinsurers are evaluated to minimize the exposure to significant losses from reinsurer insolvency.

16. Insurance Operations (continued)

The amounts shown in other income are net of the following amounts relating to reinsurance ceded to other insurance companies:

		2004
Premiums earned reduced by	$	12,129
Claims incurred reduced by		6,661

17. Share Incentive Plans

The Bank has authorized 1,266,309[1] common shares (2003 - 1,193,391) for issuance under share incentive plans. Of the amount authorized, options exercisable into 1,260,735 shares (2003 - 1,153,992) are issued and outstanding. The options generally vest within three years and are exercisable at a fixed price equal to the average of the market price on the day of and the four days preceding the grant. All options expire within ten years of date of grant. Outstanding options expire on dates ranging from November 2004 to September 2009.

The details of and changes in the issued and outstanding options follow:

	2004			2003		
Options	Number of Options		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
Balance at beginning of year	1,153,992	$	24.02	1,129,815	$	19.28
Granted	378,500 [1]		40.23	371,235		31.26
Exercised	(262,057)		19.05	(336,958)		16.04
Forfeited	(9,700)		32.74	(10,100)		25.48
Balance at end of year	1,260,735	$	29.85	1,153,992	$	24.02
Exercisable at end of year	518,700	$	21.34	637,957	$	19.26

[1] Of this amount, 221,000 options are subject to shareholder and Toronto Stock Exchange approval.

Further details relating to stock options outstanding and exercisable follow:

	Options Outstanding				Options Exercisable		
Range of exercise prices	Number of Options	Weighted Average Remaining Contractual Life (years)		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
$10.25 to $14.00	122,149	1.6	$	12.08	122,149	$	12.08
$18.73 to $19.50	103,800	2.9		19.08	103,800		19.08
$20.44 to $24.79	55,845	0.8		24.29	55,845		24.29
$25.87 to $28.23	350,141	1.8		26.42	236,906		26.41
$33.04 to $39.98	282,300	3.9		33.98	–		–
$40.21 to $43.35	346,500	4.8		40.34	–		–
	1,260,735	3.1	$	29.85	518,700	$	21.34

Salary expense of $907 (2003 - $252) has been recognized relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 3.8% (2003 - 4.1%), (ii) expected option life of 3.9 (2003 - 3.9) years, (iii) expected volatility of 19% (2003 - 21%), and (iv) expected dividends of 1.8% (2003 - 1.5%). The weighted average fair value of options granted was estimated at $6.52 (2003 - $5.59) per share.

18. Income Taxes

The provision for income taxes consists of the following:

	2004	2003
Current	$ 19,072	$ 23,211
Future	414	(1,581)
Provision for income taxes	$ 19,486	$ 21,630

A reconciliation of the statutory tax rates and income tax that would be payable at these rates to the effective income tax rates and provision for income taxes that is reported in the consolidated statement of income is as follows:

	2004		2003	
Combined Canadian federal and provincial income taxes and statutory tax rate	$ 22,532	35.4%	$ 22,584	37.8 %
Increase (decrease) arising from:				
Tax-exempt income	(4,095)	(6.4)	(1,887)	(3.2)
Large corporations tax	351	0.6	358	0.6
Other	698	1.0	575	1.0
Provision for income taxes and effective tax rate	$ 19,486	30.6%	$ 21,630	36.2 %

Future income tax balances are comprised of the following:

	2004	2003
Net future income tax assets		
Allowance for credit losses	$ 10,007	$ 9,613
Other temporary differences	(1,678)	(1,351)
	$ 8,329	$ 8,262
Net future income tax liabilities		
Intangible assets	$ 1,596	$ –
Allowance for credit losses	(439)	(415)
Other temporary differences	570	650
	$ 1,727	$ 235

The Bank has approximately $11,832 (2003 - $11,851) of capital losses which are available to apply against future capital gains and have no expiry date. The tax benefit of these losses has not been recognized in the consolidated financial statements.

19. Earnings per Common Share

The calculation of earnings per common share is as follows:

	2004	2003
Numerator		
Net income - basic	$ 44,161	$ 38,193
Dilutive instruments:		
Conversion of debentures[1]	1,733	1,947
Net income - diluted	$ 45,894	$ 40,140
Denominator		
Weighted average number of common shares outstanding - basic	13,391,242	12,808,335
Dilutive instruments:		
Conversion of debentures[2]	1,547,872	1,798,578
Employee stock options[3]	369,467	329,782
Weighted average number of common shares outstanding - diluted	15,308,581	14,936,695
Earnings per Common Share		
Basic	$ 3.30	$ 2.98
Diluted	$ 3.00	$ 2.69

[1] Net income is adjusted by the potential impact on earnings if the convertible debentures were converted into common shares at the beginning of the year.
[2] See note 14 for more information about the convertible subordinated debentures.
[2] The denominator excludes those employee stock options where the exercise price is greater than the average monthly market price.

20. Contingent Liabilities and Commitments

a) Credit Instruments

In the normal course of business, the Bank enters into various commitments and has contingent liabilities which are not reflected in the consolidated balance sheet. These items are reported below and are expressed in terms of the contractual amount of the related commitment.

	2004	2003
Credit Instruments		
Guarantees and standby letters of credit	$ 94,270	$ 64,413
Commitments to extend credit	989,433	812,082
Total	$ 1,083,703	$ 876,495

Guarantees and standby letters of credit represent the Bank's obligation to make payments to third parties when a customer is unable to make required payments or meet other contractual obligations. These instruments carry the same credit risk, recourse and collateral security requirements as loans extended to customers and generally have a term that does not exceed one year. Losses, if any, resulting from these transactions are not expected to be material.

Commitments to extend credit to customers also arise in the normal course of business and include undrawn availability under lines of credit and commercial operating loans of $370,000 (2003 - $294,000) and recently authorized but unfunded loan commitments of $619,000 (2003 - $518,000). In the majority of instances, availability of undrawn commercial commitments is subject to the borrower meeting specified financial tests or other covenants regarding completion or satisfaction of certain conditions precedent. It is also usual practice to include the right to review and withhold funding in the event of a material adverse change in the financial condition of the borrower. From a liquidity perspective, undrawn credit authorizations will be funded over time with draws in many cases extending over a period of months. In some instances authorizations are never advanced or may be reduced because of changing requirements. The balance of commitments to extend credit shown in the table above does not account for principal drawdowns or paybacks that occur in the normal course of operations. Revolving credit authorizations are subject to repayment which on a pooled basis also decreases liquidity risk.

b) Lease Commitments

The Bank has obligations under long-term non-cancellable operating leases for the rental of premises and office equipment. Minimum future lease commitments for each of the five succeeding years and thereafter are as follows:

2005	$ 5,032
2006	4,666
2007	4,382
2008	3,485
2009	2,983
2010 and thereafter	15,074
Total	$ 35,622

c) Guarantees

A guarantee is defined as a contract that contingently requires the guarantor to make payments to a third party based on i) changes in an underlying economic characteristic that is related to an asset, liability or equity security of the guaranteed party, ii) failure of another party to perform under an obligating agreement, or iii) failure of another third party to pay indebtedness when due.

Significant guarantees provided to third parties include guarantees and standby letters of credit as discussed above.

In the ordinary course of business, the Bank enters into contractual arrangements under which the Bank may agree to indemnify the other party. Under these agreements, the Bank may be required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. A maximum potential liability cannot be identified as the terms of these arrangements vary and generally no pre-determined amounts or limits are identified. The likelihood of occurrence of contingent events that would trigger payment under these arrangements is either remote or difficult to predict and in the past payments under these arrangements have been insignificant.

The Bank issues personal and business credit cards through an agreement with a third party card issuer. The Bank has indemnified the card issuer from loss if there is a default on the issuer's collection of the business credit card balances. The Bank has provided no indemnification relating to the personal or travel reward credit card balances. The issuance of business credit cards and establishment of business credit card limits are approved by the Bank and subject to the same credit assessment, approval and monitoring as the extension of direct loans. At year end, the total approved business credit card limit was $2,002 (2003 - $114) and the balance outstanding was $376 (2003 - $6). No payments have been made to date under the indemnity.

No amounts are reflected in the consolidated financial statements related to these guarantees and indemnifications.

21. Trust Assets Under Administration

Trust assets under administration of $1,759,473 (2003 - $1,474,964) represent assets held for personal and corporate clients, administered by a subsidiary, and are kept separate from the subsidiary's own assets. Trust assets under administration are not reflected in the consolidated balance sheet.

22. Related Party Transactions

The Bank makes loans, primarily residential mortgages, to its officers and employees at various preferred rates and terms. The total amount outstanding for these type of loans is $27,045 (2003 - $21,319).

23. Interest Rate Sensitivity

The Bank is exposed to interest rate risk as a result of a difference, or gap, between the maturity or repricing date of interest sensitive assets and liabilities. The following table shows the gap position at October 31 for selected time intervals. Figures in brackets represent an excess of liabilities over assets or a negative gap position.

October 31, 2004 ($millions)	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Sensitive	Total
Assets								
Cash resources	$ 64	$ 27	$ 96	$ 187	$ –	$ –	$ 45	$ 232
Securities	43	53	225	321	150	67	3	541
Loans	2,190	146	390	2,726	1,313	5	(39)	4,005
Other assets	–	–	–	–	–	–	136	136
Derivative financial instruments[1]	25	10	226	261	639	–	–	900
Total	2,322	236	937	3,495	2,102	72	145	5,814
Liabilities and Equity								
Deposits	1,400	217	904	2,521	1,746	–	1	4,268
Other liabilities	4	6	9	19	17	–	132	168
Debentures	–	42	–	42	68	–	–	110
Shareholders' equity	–	–	–	–	–	–	368	368
Derivative financial instruments[1]	900	–	–	900	–	–	–	900
Total	2,304	265	913	3,482	1,831	–	501	5,814
Interest Rate Sensitive Gap	$ 18	$ (29)	$ 24	$ 13	$ 271	$ 72	$ (356)	$ –
Cumulative Gap	$ 18	$ (11)	$ 13	$ 13	$ 284	$ 356	$ –	$ –
Cumulative Gap as a Percentage of Total Assets	0.3%	(0.2)%	0.2%	0.2%	4.9%	6.1%	–	–
October 31, 2003								
Total assets	$ 2,084	$ 421	$ 952	$ 3,457	$ 1,580	$ 40	$ 52	$ 5,129
Total liabilities and equity	1,899	386	1,046	3,331	1,396	–	402	5,129
Interest Rate Sensitive Gap	$ 185	$ 35	$ (94)	$ 126	$ 184	$ 40	$ (350)	$ –
Cumulative Gap	$ 185	$ 220	$ 126	$ 126	$ 310	$ 350	$ –	$ –
Cumulative Gap as a Percentage of Total Assets	3.6%	4.3%	2.5%	2.5%	6.0%	6.8%	–	–

Notes:

(1) Derivative financial instruments are included in this table at the notional amount.

(2) Accrued interest is excluded in calculating interest sensitive assets and liabilities.

(3) Potential prepayments of fixed rate loans and early redemption of redeemable fixed term deposits have not been estimated. Redemptions of fixed term deposits where depositors have this option are not expected to be material. The majority of fixed rate loans, mortgages and leases are either closed or carry prepayment penalties.

23. Interest Rate Sensitivity (continued)

The effective, weighted average interest rates for each class of financial asset and liability, including off-balance sheet instruments, are shown below.

October 31, 2004	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	Over 5 Years	Total
Assets							
Cash resources	2.2%	2.6%	2.6%	2.5%	–%	–%	2.5%
Securities	0.3	2.3	2.3	2.6	4.0	6.6	3.5
Loans	5.3	5.1	6.1	5.4	6.4	6.2	5.7
Derivative financial instruments	3.0	4.1	2.9	2.9	3.6	–	3.4
Total	5.1	4.1	4.2	4.8	5.4	6.6	5.0
Liabilities							
Deposits	1.7	3.1	3.3	2.4	3.9	–	3.0
Debentures	–	5.5	–	5.5	5.9	–	5.7
Derivative financial instruments	2.5	–	–	2.5	–	–	2.5
Total	2.0	3.4	3.3	2.5	3.9	–	3.0
Interest Rate Sensitive Gap	3.1%	0.7%	0.9%	2.3%	1.5%	6.6%	2.1%
October 31, 2003							
Total assets	5.4%	4.0%	4.7%	5.0%	6.0%	7.1%	5.3%
Total liabilities	2.2	3.4	3.9	2.9	4.5	–	3.4
Interest Rate Sensitive Gap	3.2%	0.6%	0.8%	2.1%	1.5%	7.1%	1.9%

24. Fair Value of Financial Instruments

Fair value represents the estimated consideration that would be agreed upon in a current transaction between knowledgeable, willing parties who are under no compulsion to act. The best evidence of fair value is a quoted market price. However, most of the Bank's financial instruments lack an available trading market as they are not typically exchanged. Therefore, these instruments have been valued assuming they will not be sold, using present value or other suitable techniques and are not necessarily representative of the amounts realizable in an immediate settlement of the instrument.

Changes in interest rates are the main cause of changes in the fair value of the Bank's financial instruments. The carrying value of the majority of the financial instruments is not adjusted to reflect increases or decreases in fair value due to interest rate changes as the Bank's intention is to realize their value over time by holding them to maturity. The carrying value of financial instruments held for trading purposes would be continually adjusted to reflect fair value. At October 31, 2004 and 2003 there were no financial instruments held for trading purposes.

The table below sets out the fair values of on-balance sheet financial instruments and off-balance sheet derivative instruments using the valuation methods and assumptions referred to below the table. The table does not include assets and liabilities that are not considered financial instruments.

		2004			2003		
		Book Value	Fair Value	Fair Value Over(Under) Book Value	Book Value	Fair Value	Fair Value Over(Under) Back Value
Assets							
Cash resources		$ 232,726	$ 232,726	$ –	$ 281,872	$ 281,872	$ –
Securities	(Note 4)	540,487	541,020	533	412,827	415,507	2,680
Loans[1]		4,005,253	3,998,500	(6,753)	3,599,008	3,608,566	9,558
Other assets[2]		72,799	72,799	–	16,846	16,846	–
Liabilities							
Deposits[1]		4,267,788	4,283,947	16,159	3,819,536	3,853,955	34,419
Other liabilities[3]		170,036	168,354	(1,682)	84,228	84,228	–
Subordinated debentures		110,613	111,778	1,165	121,951	124,938	2,987

(1) Loans and deposits exclude deferred premiums and deferred revenue which are not financial instruments.

(2) Other assets exclude land, buildings and equipment, goodwill and other intangible assets, reinsurer's share of unpaid claims and adjustment expense, future income tax asset, prepaid and deferred expenses, financing costs and other items which are not financial instruments.

(3) Other liabilities exclude future income tax liability, deferred revenue and other items which are not financial instruments.

(4) For further information on interest rates associated with financial assets and liabilities, including off-balance sheet instruments, refer to Note 23.

24. Fair Value of Financial Instruments (continued)

The methods and assumptions used to estimate the fair values of on-balance sheet financial instruments are as follows:

- cash resources, other assets and other liabilities are assumed to approximate their carrying values, due to their short-term nature;
- securities are assumed to be equal to the estimated market value of securities provided in Note 4. These values are based on quoted market prices, if available. Where a quoted market price is not readily available, other valuation techniques are used to estimate fair value;
- loans reflect changes in the general level of interest rates which have occurred since the loans were originated and are net of the allowance for credit losses. For floating rate loans, fair value is assumed to be equal to book value as the interest rates on these loans automatically reprice to market. For all other loans, fair value is estimated by discounting the expected future cash flows of these loans at current market rates for loans with similar terms and risks;
- deposits with no stated maturity are assumed to be equal to their carrying values. The estimated fair values of fixed rate deposits are determined by discounting the contractual cash flows at current market rates for deposits of similar terms; and
- the fair values of subordinated debentures are determined by reference to current market prices for debt with similar terms and risks.

Fair values are based on management's best estimates based on market conditions and pricing policies at a certain point in time. The estimates are subjective and involve particular assumptions and matters of judgement and as such may not be reflective of future fair values.

25. Derivative Financial Instruments

The Bank enters into off-balance sheet derivative financial instruments for risk management purposes.

Interest rate swaps and interest rate floors (or caps) are used as hedging devices to control interest rate risk. The Bank only enters into these interest rate derivative instruments for its own account and does not act as an intermediary in this market. The credit risk is limited to the amount of any adverse change in interest rates applied on the notional contract amount should the counterparty default. Equity contracts are used to offset the return paid to depositors on certain deposit products where the return is linked to a stock index. The credit risk is limited to the average return on an equity index applied on the notional contract amount should the counterparty default. The principal amounts are not exchanged and hence are not at risk. Approved counterparties and maximum notional limits are established and monitored by the Asset Liability Committee (ALCO) of the Bank.

Foreign exchange transactions are undertaken only for the purposes of meeting needs of clients and of day to day business. Foreign exchange markets are not speculated in by taking a trading position in currencies. Maximum exposure limits are established and monitored by ALCO and are defined by allowable unhedged amounts. The position is managed within the allowable target range by spot and forward transactions or other hedging techniques. Exposure to foreign exchange risk is not material to the Bank's overall position.

The following table summarizes the off-balance sheet financial instrument portfolio and the related credit risk. Notional amounts represent the amount to which a rate or price is applied in order to calculate the exchange of cash flows. The notional amounts are not recorded on the consolidated balance sheet. They represent the volume of outstanding transactions and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The replacement cost represents the cost of replacing, at current market rates, all contracts with a positive fair value. The future credit exposure represents the potential for future changes in value and is based on a formula prescribed by OSFI. The credit risk equivalent is the sum of the future credit exposure and the replacement cost. The risk-weighted balance represents the credit risk equivalent weighted according to the credit worthiness of the counterparty as prescribed by OSFI. Additional discussion of OSFI's capital adequacy requirements is provided in the Capital Management section of Management's Discussion and Analysis.

	2004					2003				
	Notional Amount	Replacement Cost	Future Credit Exposure	Credit Risk Equivalent	Risk-weighted Balance	Notional Amount	Replacement Cost	Future Credit Exposure	Credit Risk Equivalent	Risk-weighted Balance
Interest Rate Contracts										
Interest rate swaps	$882,500	$ 3,918	$ 3,713	$ 7,631	$ 1,527	$769,500	$ 4,524	$ 2,462	$ 6,986	$ 1,404
Interest rate floor	–	–	–	–	–	50,000	57	31	88	11
Equity Contracts	17,765	73	1,421	1,494	299	15,825	24	1,266	1,290	258
Foreign Exchange Contracts[1]	996	–	–	–	–	86	–	1	1	–
Total	$901,261	$ 3,991	$ 5,134	$ 9,125	$ 1,826	$835,411	$ 4,605	$ 3,760	$ 8,365	$ 1,673

[1] The Bank has contracted to deliver Canadian dollars in exchange for United States dollars.

25. Derivative Financial Instruments (continued)

The following table shows the off-balance sheet financial instruments split between those contracts that have a positive fair value (favourable contracts) and those that have a negative fair value (unfavourable contracts).

	2004				2003			
	Favourable Contracts		Unfavourable Contracts		Favourable Contracts		Unfavourable Contracts	
	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest Rate Contracts								
Interest rate swaps	$ 542,000	$ 3,915	$ 340,500	$ (1,377)	$ 607,500	$ 4,524	$ 162,000	$ (514)
Interest rate floor	–	–	–	–	50,000	57	–	–
Equity Contracts	2,620	73	15,145	(278)	1,600	24	14,225	(525)
Foreign Exchange Contracts	–	–	996	(42)	–	–	86	(6)
Total	$ 544,620	$ 3,988	$ 356,641	$ (1,697)	$ 659,100	$ 4,605	$ 176,311	$ (1,045)

The aggregate contractual or notional amount of the off-balance sheet financial instruments on hand, the extent to which instruments are favourable or unfavourable and, thus, the aggregate fair values of these financial assets and liabilities can fluctuate significantly from time to time. The average fair values of the off-balance sheet financial instruments on hand during the year are set out in the following table.

	2004	2003
Favourable off-balance sheet financial instruments (assets)	$ 6,475	$ 6,306
Unfavourable off-balance sheet financial instruments (liabilities)	$ 1,310	$ 976

The following table summarizes maturities of off-balance sheet financial instruments and weighted average interest rates paid and received on interest rate contracts.

	2004 Maturity				2003 Maturity			
	1 year or less		Over 1 to 5 years		1 year or less		Over 1 to 5 years	
	Notional Amount	Contractual Interest Rate	Notional Amount	Contractual Interest Rate	Notional Amount	Contractual Interest Rate	Notional Amount	Contractual Interest Rate
Interest Rate Contracts								
Interest rate swaps - receive fixed amounts(1)	$ 140,000	2.47%	$ 742,500	3.54%	$ 271,000	3.07%	$ 498,500	3.90%
Interest rate floor(2)	–	–	–	–	50,000	3.00%	–	–
Equity Contracts(3)	4,725		13,040		–		15,825	
Foreign Exchange Contracts(4)	783		–		86		–	
Total	$ 145,508		$ 755,540		$ 321,086		$ 514,325	

(1) The Bank pays (floating) interest amounts based on the one-month (30 day) Canadian Bankers' Acceptance rate.
(2) The Bank would have received interest amounts if the one-month (30 day) Canada Bankers' Acceptance rate fell below a specified rate.
(3) The contractual interest rate is not meaningful for equity contracts. The Bank receives amounts based on the increase in an equity index.
(4) The contractual interest rate is not applicable for foreign exchange contracts.

26. Risk Management

As part of the Bank's risk management practices, the risks that are significant to the business are identified, monitored and controlled. These risks include credit risk, liquidity risk, market risk and operational risk. The nature of these risks and how they are managed is provided in the commentary on pages 42 to 45 of Management's Discussion and Analysis of Operations and Financial Condition. Information on specific measures of risk including the allowance for credit losses, derivative financial instruments, interest rate sensitivity and fair value of financial instruments are included elsewhere in these notes to the consolidated financial statements.

27. Segmented Information

The Bank operates principally in two industry segments – banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region. Prior to the acquisition of Canadian Direct Insurance Incorporated on April 30, 2004, the Bank operated in one industry segment.

The banking and trust segment provides services to personal clients and small to medium-sized commercial business clients primarily in western Canada. The insurance segment provides home and automobile insurance direct to individuals in Alberta and British Columbia.

For the year ended October 31, 2004	Banking and Trust	Insurance	Total
Net interest income	$ 112,381	$ 957	$ 113,338
Other income[1]	28,134	7,965	36,099
Total revenues	140,515	8,922	149,437
Provision for credit losses	9,390	–	9,390
Non-interest expense[2]	71,510	4,890	76,400
Provision for income taxes	18,025	1,461	19,486
Net income	$ 41,590	$ 2,571	$ 44,161
Total assets ($ millions)	$ 4,806	$ 113	$ 4,919

[1] Other income for the insurance segment is presented net of claims, adjustment expenses and policy acquisition expenses (see Note 16) and also includes the gain of the sale of securities.

[2] Goodwill of $3,679 is allocated to the banking and trust segment and $3,254 to the insurance segment. Amortization of intangible assets of $271 is included in the banking and trust segment and $nil in the insurance segment.

[3] Additions to land, building and equipment total $7,326 for the banking and trust segment and $507 for the insurance segment while related amortization amounted to $3,616 and $404 respectively.

[4] Transactions between the segments are reported at the exchange amount which approximates fair market value.

28. Subsidiaries

Canadian Western Bank Subsidiaries
(annexed in accordance with subsection 308 (3) of the Bank Act)
October 31, 2004

	Address of Head Office	Carrying Value of Voting Shares Owned by the Bank[1]	Percentage of Issued and Outstanding Voting Shares Owned by the Bank
Canadian Western Trust Company	10303 Jasper Avenue Edmonton, Alberta	$ 15,414	100%
Canadian Direct Insurance Incorporated	610 - 6th Street New Westminster, British Columbia	$ 28,205	100%
Valiant Trust Company	#310, 606 4th St. SW Calgary, Alberta	$ 8,200	100%
CWB Canadian Western Financial Ltd.	10303 Jasper Avenue Edmonton, Alberta	$ 101	100%

(1) The carrying value of voting shares is stated at the Bank's equity in the investments.

29. Future Accounting Changes

Consolidation of Variable Interest Entities (VIE's)

The CICA has issued an accounting guideline that is effective November 1, 2004. The guideline provides a framework for identifying VIE's and requires the consolidation of VIE's if the company is the primary beneficiary of the VIE. Based on the existing requirements, the Bank has no significant VIE's that would require consolidation.

Liabilities and Equity

Effective November 1, 2004, certain obligations that must or could be settled with a variable number of the issuer's own equity instruments are required to be presented in the financial statements as liabilities rather than equity. These requirements will have no impact on the Bank's financial statement presentation.

30. Comparative Figures

Certain comparative figures have been reclassified to conform with the current year presentation.

SENIOR OFFICERS

Chairman

Jack C. Donald

Executive Officers

Larry M. Pollock
President and
Chief Executive Officer

William J. Addington
Executive Vice President

Tracey C. Ball, CA
Executive Vice President and
Chief Financial Officer

Allister J. McPherson
Executive Vice President

Donald C. Kemp
Senior Vice President
Credit Risk Management

Corporate Office

Chris H. Fowler
Vice President
Credit Risk Management

David R. Gillespie
Vice President and Chief Inspector

Gail L. Harding
Vice President and General Counsel

Uve Knaak
Vice President
Human Resources

Ricki L. Moffat
Treasurer

David R. Pogue
Vice President
Marketing and Product Development

Michael Vos
Chief Technology Officer

Jack C. Wright
Vice President

Darin R. Coutu, CA
Senior Assistant Vice President
and Chief Accountant
Finance

Dennis Crough
Senior Assistant Vice President
Credit Risk Management

Les Shore
Senior Assistant Vice President
Corporate Development

Wally N. Streit
Senior Assistant Vice President
Credit Risk Management

Laurie Newlands
Assistant Vice President
Administration

Roger J. Pogue
Assistant Vice President
Operations

Commercial Banking Prairie Region

Michael N. Halliwell
Vice President
and Regional Manager

Douglas R. Crook
Senior Assistant Vice President
Main Branch, Calgary

Gus W. Itzek
Senior Assistant Vice President
Energy Lending
Main Branch, Calgary

Commercial Banking Northern Alberta Region

William A. Book
Vice President
and Regional Manager

Keith Wilkes
Senior Assistant Vice President
Main Branch, Edmonton

Commercial Banking British Columbia Region

Rod W. Sorbo
Vice President
and Regional Manager

Rob Berzins
Senior Assistant Vice President
Park Place, Vancouver

Real Estate Lending Vancouver

Raymond L. Young
Vice President

Robert E. Wigmore
Senior Assistant Vice President

Industrial Lending and Leasing

James O. Burke
Vice President

Canadian Western Trust Company

Adrian M. Baker
Vice President
and Chief Operating Officer

Cathy L. Phillips
Managing Director
Fiduciary Operations and
Risk Management

Robert D. Nakoneshny
Managing Director,
Strategic and Business Development

Valiant Trust Company

Adrian Baker
President

Canadian Direct Insurance Incorporated

Brian Young
President and Chief Executive Officer

Susannah Bach
Vice President
Corporate and Strategic Operations

Colin Brown
Chief Operating Officer

Michael Martino
Chief Financial Officer

Vince Muto
Vice President, Claims

Ombudsman

R. Graham Gilbert

BOARD OF DIRECTORS

Canadian Western Bank and Trust

Charles R. Allard
President
Rosedale Meadows Development Inc.
Edmonton, Alberta

Albrecht W. A. Bellstedt, QC
Executive Vice President
Law and General Counsel
TransCanada Corporation
Calgary, Alberta

Jack C. Donald
President and CEO
Parkland Properties Ltd.
Red Deer, Alberta

Allan W. Jackson
President
ARCI Ltd.
Calgary, Alberta

Wendy A. Leaney
President
Wyoming Associates Ltd.
Toronto, Ontario

Robert A. Manning
President
Cathton Holdings Ltd.
Edmonton, Alberta

Gerald A.B. McGavin, FCA, CM
President
McGavin Properties Inc.
Vancouver, British Columbia

Howard E. Pechet
President
Mayfield Consulting Inc.
La Jolla, California, USA

Robert L. Phillips
President
R.L. Phillips Investments Inc.
North Vancouver, British Columbia

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank and Trust
Edmonton, Alberta

Alan M. Rowe, CA
Senior Vice President,
Chief Financial Officer and
Corporate Secretary
Crown Life Insurance Company
Regina, Saskatchewan

Arnold J. Shell
President
Arnold J. Shell Consulting Inc.
Calgary, Alberta

Directors Emeritus

John Goldberg

Jordan L. Golding

Arthur G. Hiller

Peter M.S. Longcroft

Dr. Maurice W. Nicholson

Alma M. McConnell

Eugene I. Pechet

Dr. Maurice M. Pechet

Fred Sparrow

AWARDS OF EXCELLENCE

Awards of Excellence recognize employees who display qualities for which CWB is known and which are inherent under the brand Think Western®. Award recipients for 2004 include:

Deb Lehune
Debbie Mackisey
Kim Merkosky
Ornella Morgan
Jeff Picardel
Jennifer Skoreiko
Shin Tsuchida
Greg Wyma
All CWT Staff (joint award)

SHAREHOLDER INFORMATION

Canadian Western Bank and Trust

Head Office
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, Alberta T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbank.com

Subsidiary Regional Office
Canadian Western Trust Company
Suite 2200, 666 Burrard Street
Vancouver, B.C. V6C 2X8
Telephone: (604) 685-2081
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated

Suite 217, 610 – 6th Street
New Westminster, British Columbia V3L 3C2
Telephone: (888) 225-5234
Fax: (604) 517-3224
Website: www.canadiandirect.com

Valiant Trust Company

Suite 310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857

Stock Exchange Listing

The Toronto Stock Exchange
Share Symbol: CWB

Transfer Agent and Registrar Mailing Address

Valiant Trust Company
Suite 310, 606 – 4th Street SW
Calgary, Alberta T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857

Corporate Secretary

Gail L. Harding
Vice President and General Counsel

Inquiries From Shareholders

Any notification regarding change of address or change in registration of shares should be directed to the Transfer Agent. Any inquiries other than change of address or change in registration may be directed to the President and Chief Executive Officer.

Annual Meeting

The annual meeting of the common shareholders of Canadian Western Bank will be held on March 3, 2005 at the Fairmont Palliser Hotel, 133 - 9th Avenue S.W., Calgary, Alberta at 3:00 p.m. (MST).

Investor Relations

For further financial information contact:
Matt Colpitts
Senior Manager, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbank.com

or visit our website at www.cwbank.com

Online Investor Information

Additional investor information including supplemental financial information and a corporate presentation is available on our website at www.cwbank.com

Complaints or Concerns regarding Accounting, Internal Accounting Controls or Auditing Matters

Please contact either:
Tracey C. Ball
Executive Vice President and Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8855
Fax: (780) 423-8899
E-mail: tracey.ball@cwbank.com
or
Robert A. Manning
Chairman of the Audit Committee
c/o 210 – 5324 Calgary Trail
Edmonton, AB T6H 4J8
Telephone: (780) 438-2626
Fax: (780) 438-2632
E-mail: rmanning@shawbiz.ca

BRANCH OFFICES

Alberta

Edmonton

Edmonton Main
11350 Jasper Avenue
Edmonton, Alberta T5K 0L8
Telephone: (780) 424-4846
Branch Manager – Keith Wilkes

103rd Street
Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, Alberta T5J 3N6
Telephone: (780) 423-8801
Branch Manager – Jake Muntain

South Edmonton Common
2142 – 99 Street
Edmonton, Alberta T6N 1L2
Telephone: (780) 988-8607
Branch Manager – Wayne Dosman

Southside
7933 – 104 Street
Edmonton, Alberta T6E 4C9
Telephone: (780) 433-4286
Branch Manager – Heinz Kleist

St. Albert
300 – 700 St. Albert Road
St. Albert, Alberta T8N 7A5
Telephone: (780) 458-4001
Branch Manager – Ward Fleming

West Point
17603 – 100 Avenue
Edmonton, Alberta T5S 2M1
Telephone: (780) 484-7407
Branch Manager – Kevin MacMillen

Edmonton Deposit
Processing Centre
Suite 2200, 10303 Jasper Avenue
Edmonton, Alberta T5J 3X6
Telephone: (780) 423-8888
Branch Manager – Anna Lasic

Calgary

Calgary Main
606 – 4th Street S.W.
Calgary, Alberta T2P 1T1
Telephone: (403) 262-8700
Branch Manager – Doug Crook

Calgary Northeast
2810 – 32nd Avenue N.E.
Calgary, Alberta T1Y 5J4
Telephone: (403) 250-8838
Branch Manager – Glen Eastwood

Calgary Chinook
6606 MacLeod Trail S.W.
Calgary, Alberta T2H 0K6
Telephone: (403) 252-2299
Branch Manager – Lew Christie

Calgary Foothills
6127 Barlow Trail S.E.
Calgary, Alberta T2C 4W8
Telephone: (403) 269-9882
Branch Manager – Chris Minke

Red Deer

4822 – 51 Avenue
Red Deer, Alberta T4N 4H3
Telephone: (403) 341-4000
Branch Manager – Don Odell

Lethbridge

744 – 4th Avenue South
Lethbridge, Alberta T1J 0N8
Telephone: (403) 328-9199
Branch Manager – Don Grummett

Grande Prairie

11226 – 100 Avenue
Grande Prairie, Alberta T8V 7L2
Telephone: (780) 831-1888
Branch Manager – David Hardy

British Columbia

Vancouver

Regional Office
22nd Floor, 666 Burrard Street
Vancouver, B.C. V6C 2X8
Telephone: (604) 669-0081
Regional Manager – Rod Sorbo

West Broadway
Suite 110, 1333 West Broadway
Vancouver, B.C. V6H 4C1
Telephone: (604) 730-8818
Branch Manager – Jules Mihalyi

Park Place
Suite 100, 666 Burrard Street
Vancouver, B.C. V6C 2X8
Telephone: (604) 688-8711
Branch Manager – Rob Berzins

Vancouver Deposit
Processing Centre
Suite 2368, 666 Burrard Street
Vancouver, B.C. V6C 2X8
Telephone: (604) 443-5175
Toll free: 1-800-663-1000
Branch Manager – Huguette Holmes

Coquitlam
310, 101 Schoolhouse Street
Coquitlam, B.C. V3K 4X8
Telephone: (604) 540-8829
Branch Manager – David McCosh

Courtenay
Unit 200, 470 Puntledge Road
Courtenay, B.C. V9N 3R1
Telephone: (250) 334-8888
Branch Manager – Alan Dafoe

Kelowna

Kelowna
1674 Bertram Street
Kelowna, B.C. V1Y 9G4
Telephone: (250) 862-8008
Branch Manager – Ron Baker

Kelowna Industrial Centre
#101 – 1505 Harvey Avenue
Kelowna, B.C. V1Y 6G1
Telephone: (250) 860-0088
Branch Manager – Jim Kitchin

Cranbrook Satellite Office
2009 – 5th Street South
Cranbrook, B.C. V1C 1K6
Telephone: (250) 426-1140
Account Manager – Mike Eckersley

Kamloops
Unit 112, 300 Columbia Street
Kamloops, B.C. V2C 6L1
Telephone: (250) 828-1070
Manager – Hugh Sutherland

Langley
100, 19915 – 64th Avenue
Langley, B.C. V2Y 1G9
Telephone: (604) 539-5088
Branch Manager – Craig Martin

Nanaimo
101, 6475 Metral Drive
Nanaimo, B.C. V9T 2L9
Telephone: (250) 390-0088
Branch Manager – Russ Burke

Prince George
300 Victoria Street
Prince George, BC V2L 4X4
Telephone: (250) 612-0123
Manager – David Duck

Surrey Strawberry Hill
1, 7548 – 120 Street
Surrey, B.C. V3W 3N1
Telephone: (604) 591-1898
Branch Manager – Rick Howard

Victoria
1201 Douglas Street
Victoria, B.C. V8W 2E6
Telephone: (250) 383-1206
Branch Manager – Gerry Laliberte

Saskatchewan

Regina
#100, 1881 Scarth Street
McCallum Hill Centre II
Regina, Saskatchewan S4P 4K9
Telephone: (306) 757-8888
Branch Manager – Trent Bobinski

Saskatoon
244 – 2nd Avenue S.
Saskatoon, Saskatchewan S7K 1K9
Telephone: (306) 477-8888
Branch Manager – Doug Finnie

Yorkton
#45, 277 Broadway Street E.
Yorkton, Saskatchewan S3N 3G7
Telephone: (306) 782-1002
Branch Manager – Barb Apps

Manitoba

Winnipeg
230 Portage Avenue
Winnipeg, Manitoba R3C 0B1
Telephone: (204) 956-4669
Branch Manager – Robert Bean

Canadian Western Trust

British Columbia
Suite 2200, 666 Burrard Street
Vancouver, B.C. V6C 2X8
Telephone: (604) 685-2081
Toll free: 1-800-663-1124

Alberta
200 – 606 4th St. S.W.
Calgary, Alberta T2P 1T1
Telephone: (403) 717-3145

Manitoba
230 Portage Avenue
Winnipeg, Manitoba R3C 0B1
Telephone: (204) 956-4669

Valiant Trust Company

310, 606 4th Street S.W.
Calgary, Alberta T2P 1T1
Telephone: (403) 233-2801

Canadian Direct Insurance Incorporated

British Columbia
Suite 217 - 610 6th Street
New Westminster, British Columbia V3L 3C2
Telephone: (604) 525-2115

Alberta
11th Floor - 10250 101 Street
Edmonton, Alberta T5J 3P4
Telephone: (780) 413-5933

CANADIAN WESTERN BANK

Think Western©

CANADIAN WESTERN BANK

January 14, 2005

Invitation to Shareholders

Please accept our personal invitation to join us at Canadian Western Bank's Annual and Special Meeting, which convenes at 3:00 p.m. (mountain standard time) on Thursday, March 3, 2005 at the Fairmont Palliser Hotel (Crystal Ballroom) in Calgary, Alberta.

The meeting presents an opportunity for you to meet and ask questions of the Board of Directors and the senior management team. You will also receive a first-hand account of our performance in 2004 as well as hear about our go-forward strategy.

At the meeting we will also be voting on a number of important matters as set out in the Management Proxy Circular. We encourage you to exercise your vote, either in person at the meeting or by completing and sending in your proxy.

Sincerely,

Larry M. Pollock
President &
Chief Executive Officer

Jack C. Donald
Chairman of the Board

2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6 • Telephone: (780) 423-8888 • Fax: (780) 423-8897 • Website: www.cwbank.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The 2005 Annual and Special Meeting of Shareholders of Canadian Western Bank will be held at the Fairmont Palliser Hotel (Crystal Ballroom), 133 - 9th Avenue S.W., Calgary, Alberta, on Thursday, the **3rd day of March, 2005**, at 3:00 p.m. (mountain standard time) for the purposes of:

1. receiving the financial statements for the year ended October 31, 2004, and the auditors report on those statements;
2. appointing auditors for 2005;
3. electing directors for 2005;
4. considering, and if thought fit, approving an amendment to the share incentive plan to increase the number of shares issuable under the plan;
5. considering, and if thought fit, approving an amendment to the share incentive plan to provide for a cashless settlement alternative; and
6. transacting such other business as may be properly brought before the meeting.

If you cannot attend the meeting in person please complete and sign the enclosed proxy form and return it in the postage-prepaid envelope provided or fax it to (403) 233-2857. You may also vote by Internet at www.valianttrust.com. For your vote to be recorded, your proxy must be received by the Bank's transfer agent, Valiant Trust Company, by facsimile or at Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T1P 1T1, or by the Secretary of the Bank at Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta T5J 3X6, not later than 3:00 p.m. (mountain standard time) on March 1, 2005.

By order of the
Board of Directors

Gail L. Harding
Vice President, General Counsel and Secretary

Edmonton, Alberta
December 2, 2004

CANADIAN
WESTERN BANK

MANAGEMENT PROXY CIRCULAR

All information is as of January 14, 2005 unless otherwise indicated.

1. SOLICITATION OF PROXIES

THIS PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION **BY MANAGEMENT OF CANADIAN WESTERN BANK** (THE "BANK") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE BANK TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING ANNUAL AND SPECIAL NOTICE OF MEETING ("Notice of Meeting"). It is expected that the solicitation will be primarily by mail. The cost of solicitation will be borne by the Bank.

2. APPOINTMENT OF PROXIES

The persons named in the accompanying form of proxy are directors or officers of the Bank. **SHAREHOLDERS HAVE THE RIGHT TO APPOINT A PERSON OR PERSONS (WHO NEED NOT BE SHAREHOLDERS OF THE BANK) OTHER THAN THE NOMINEES DESIGNATED IN THE FORM OF PROXY TO ATTEND AND ACT FOR THEM AT THE MEETING.** SHAREHOLDERS MAY EXERCISE THIS RIGHT BY INSERTING THE NAME OF THEIR NOMINEE IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY AND BY STRIKING OUT THE NAMES OF THE NOMINEES DESIGNATED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER APPROPRIATE FORM OF PROXY. IN ORDER TO BE EFFECTIVE, A PROXY MUST BE SIGNED BY THE SHAREHOLDER OR BY THE SHAREHOLDER'S ATTORNEY AUTHORIZED IN WRITING.

Proxies must be deposited with Gail L. Harding, the Secretary of the Bank, Suite 2300, 10303 – Jasper Avenue, Edmonton, Alberta, T5J 3X6, or with Valiant Trust Company at Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, not later than 3:00 p.m. (mountain standard time) on March 1, 2005.

Voting of Common Shares – Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many shareholders as a substantial number of the shareholders hold common shares through brokers and their nominees and not in their own name. Shareholders who do not hold their common shares in their own name (referred to in this Management Proxy Circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of the Bank as the registered holders of the common shares may be recognized and acted upon at the meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered under the name of the shareholder on the records of the Bank. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. Shares held by brokers or their nominees can only be voted for, or voted against any resolution upon the instructions of the Beneficial Shareholder. Without specific written voting instructions, brokers and nominees are prohibited from voting shares for their clients.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of the proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. **A Beneficial Shareholder receiving a proxy from an intermediary cannot use that proxy to vote shares directly at the meeting; rather, the proxy must be returned to the intermediary well in advance of the meeting in order to have the shares voted.**

A Beneficial Shareholder or its nominee, if the Beneficial Shareholder so requests and provides to the intermediary appropriate documentation, shall be appointed by the intermediary as proxy holder. Only after the Beneficial Shareholder or its nominee has been appointed proxy holder can that Beneficial Shareholder or its nominee vote shares directly at the meeting. A Beneficial Shareholder should contact its intermediary to determine which documentation the intermediary requires in order for it or its nominee to be appointed proxyholder.

3. REVOCATION OF PROXIES

A proxy is valid only at the meeting in respect of which it is given or any adjournment thereof. A shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by him or by his attorney, authorized in writing, at the head office of the Bank at any time up to and including the last business day preceding the day of the meeting or an adjournment thereof at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting or an adjournment thereof, or in any other manner permitted by law.

4. EXERCISE OF DISCRETION BY PROXIES

The common shares represented by proxies will be voted or withheld from voting by nominees designated in the proxies as specified therein. In the event that no specifications are made in the proxies, the shares represented by the proxies will be voted by the nominees designated in the proxies for the appointment of auditors, election of directors and amendments to the share incentive plan.

No matter is expected to come before the meeting other than the matters referred to in the Notice of Meeting. However, if any such matters which are not now known to management properly come before the meeting (or amendments or variations to matters identified in the Notice of Meeting), the proxies will be voted on such matters in accordance with the best judgment of the person or persons voting the proxies.

5. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of the date hereof there are outstanding 30,220,068 fully paid and non-assessable common shares in the capital of the Bank having no par value. The number of outstanding shares includes the additional shares issued on January 10, 2005 as a result of the stock dividend declared to shareholders of record on December 22, 2004. The stock dividend effectively achieved a two-for-one stock split. (Note: Throughout this document when common shares or options on common shares are discussed it is indicated whether the item is presented on a pre or post stock dividend basis.)

Subject to the Bank Act each shareholder has one vote for each common share held by him at the close of business on January 14, 2005, except to the extent that the shareholder has transferred the ownership of any of his shares after January 14, 2005, and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the common shares and demands, **not later than 10 days before the meeting**, that his name be included in the list of shareholders before the meeting in which case the transferee, subject to the Bank Act, shall be entitled to vote his common shares at the meeting.

To the knowledge of the directors and officers of the Bank, as of the date hereof, no person owns or exercises control or direction over shares carrying more than 10% of the votes attached to the outstanding shares of the Bank.

6. RESTRICTIONS

The Bank Act contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank. These restrictions may be summarized as follows:

(a) Constraints on ownership -- No person, or persons acting jointly in concert, shall, without the approval of the Minster of Finance, purchase or otherwise acquire any share of the Bank or purchase or otherwise acquire control of any entity that holds any shares of the Bank if the acquisition would cause the person to have a significant interest in any class of shares of the Bank or would increase an existing significant interest of a person in that class of shares. A significant interest would occur where the aggregate shares of the Bank beneficially owned by a person, by entities controlled by that person and by any person associated or acting jointly in concert with that person exceed 10% of all of the outstanding shares of the Bank.

(b) Shares held by governments -- No person is permitted to vote in person or by proxy any shares of the Bank held by such person in the right of or for the use or benefit of:

(i) Her Majesty in right of Canada or of a province or an agency of Her Majesty in either of those rights; or

(ii) the government of a foreign country or any political subdivision thereof or any agency thereof.

The foregoing is a summary only of certain provisions of the Bank Act. Please contact the Secretary of the Bank if assistance is required.

Except as otherwise noted, every question brought before the meeting shall be determined by a majority of the votes cast on the question.

7. SUMMARY OF BOARD AND COMMITTEE MEETINGS HELD

During the period from November 1, 2003 to October 31, 2004 the Board of Directors held 6 meetings, the Conduct Review Committee held 2 meetings, the Audit Committee held 5 meetings, the Corporate Governance & Human Resources Committee held 4 meetings, and the Loans Committee held 27 meetings. In all, there were 6 board meetings and 38 committee meetings.

A summary of the record of attendance of directors at each meeting of directors and at each committee meeting held during the year ended October 31, 2004 is annexed hereto as Appendix "A", as required by the Bank Act.

8. FINANCIAL STATEMENTS AND AUDITORS' REPORT

The financial statements of the Bank for the year ended October 31, 2004 and the auditors' report to the shareholders of the Bank will be presented at the meeting. The financial statements have been prepared in accordance with generally accepted accounting principles in Canada as set forth in the CICA Handbook published by the Canadian Institute of Chartered Accountants.

9. APPOINTMENT OF AUDITORS

The directors and management of the Bank propose that the firm Deloitte & Touche LLP Chartered Accountants be reappointed auditors of the Bank to hold office until the next ensuing annual meeting of shareholders of the Bank. Deloitte & Touche LLP (or predecessor firm) has served continuously as auditors of the Bank since 1984.

10. ELECTION OF DIRECTORS

Management of the Bank proposes to nominate the persons named below for election as directors of the Bank, to hold office until the close of the first annual meeting following their election. Each of these directors current term will expire at the close of the next annual meeting of the Bank.

Name and Address	Principal Occupation, Positions with the Bank and Other Public Company Directorships	Director Since	Board Committee Membership	Common Shares Beneficially Owned, Controlled or Directed(1)
CHARLES R. ALLARD Edmonton, Alberta, Canada	President, Rosedale Meadows Development Inc. (real estate development company); Director of the Bank	June 6, 1986	Conduct Loans	1,787,026(2)
ALBRECHT W.A. BELLSTEDT, Q.C. Calgary, Alberta, Canada	Executive Vice President, Law & General Counsel, TransCanada Corporation (North American energy services company); Director of the Bank; Director of The Forzani Group Ltd. and TC PipeLines GP, Inc.	March 9, 1995	Conduct (Chair) Governance	6,600
JACK C. DONALD Red Deer, Alberta, Canada	Founder and Board Chairman, Parkland Income Trust (refining and marketing oil income trust) and President and Chief Executive Officer of Parkland Properties Ltd.; Board Chairman and Director of the Bank; Director of TransAlta Corporation and Ensign Resource Service Group Inc.	March 22, 1984	Loans Governance (Chair)	50,000
ALLAN W. JACKSON Calgary, Alberta, Canada	President, ARCI Ltd. (real estate development company); Director of the Bank; Director of WestJet Airlines Ltd.	March 22, 1984	Conduct Loans (Chair) Governance	57,000
WENDY A. LEANEY Toronto, Ontario, Canada	President, Wyoming Associates Ltd. (general investment holding company); Director of the Bank; Director of Corus Entertainment Inc. and Call Net Enterprises Ltd.	March 8, 2001	Audit Loans	6,000
ROBERT A. MANNING Edmonton, Alberta, Canada	President, Cathton Holdings Ltd. (general investment holding company); Director of the Bank.	January 31, 1986	Audit (Chair) Governance	1,806,364(2)
GERALD A.B. McGAVIN Vancouver, British Columbia, Canada	President, McGavin Properties Ltd. (commercial property investment company); Director of the Bank; Director of Industrial Alliance Pacific Life Insurance Co.	January 27, 1989	Audit Loans	16,000
HOWARD E. PECHET La Jolla, California, U.S.A.	President, Mayfield Consulting Inc. (general investment holding company); Director of the Bank	March 22, 1984	Loans Governance	264,300(3)

ROBERT L. PHILLIPS Vancouver, British Columbia, Canada	President, R.L. Phillips Investments Inc. (private investment firm); Director of the Bank; Director of Axia NetMedia Corporation, Epcor Utilities Inc., Epcor Preferred Equity Inc., Boston Pizza Royalties Income Fund, MacDonald Dettwiler & Associates Ltd., Tree Island Wire Income Fund, TerraVest Income Fund and Precision Drilling Corporation.	March 8, 2001	Audit Governance	6,000
LARRY M. POLLOCK Edmonton, Alberta, Canada	President, Chief Executive Officer and Director of the Bank; Director of WestJet Airlines Ltd. and Epcor Utilities Inc.	January 26, 1990	Loans	100,084
ALAN M. ROWE Regina, Saskatchewan, Canada	Senior Vice President, Chief Financial Officer and Corporate Secretary, Crown Life Insurance Company (life insurance company); Director of the Bank	July 1, 1996	Audit Loans	6,000
ARNOLD J. SHELL Calgary, Alberta, Canada	President, Arnold J. Shell Consulting Inc. (an insurance, retirement and estate planning consulting firm); Director of the Bank	December 9, 1997	Conduct	6,000

(1) The information as to shares owned or over which control or direction is exercised is as at January 5, 2005, has been provided by the respective nominees and is presented on a post stock dividend basis as described under Item 5.

(2) Of the amounts for Mr. Allard and Mr. Manning, 1,785,000 shares are owned by Cathton Holdings Ltd. ("Cathton"). Both individuals exercise direction over these shares through their relationships to Cathton. Mr. Allard is a shareholder (50 percent equity interest) and a director of Cathton and Mr. Manning is a director and the President of Cathton.

(3) Of the amount, 20,000 shares are beneficially owned by a trust, of which Mr. Pechet is a trustee but has no beneficial ownership.

Each of the individuals listed in the previous table have held their respective positions and offices with the same, predecessor or associated firms or organizations for the past five years except:

- Mr. Donald, who prior to June 2002 was Board Chairman of Parkland Properties Ltd. (private real estate and investment company) and prior to January 2002 was President and Chief Executive Officer of Parkland Industries Ltd. (refining and marketing oil company); and,

- Mr. Phillips, who prior to July 2004 was Group President and Chief Executive Officer, BCR Group of Companies (Crown Corporation providing integrated transportation services in B.C.) and prior to March 2001 was President of R.L. Phillips Investments Inc. (private investment firm).

All of the above individuals are currently directors and were elected by the shareholders at the previous annual meeting to a term that expires at the close of the first annual meeting following their election. These directors are also directors of the Bank's wholly-owned subsidiaries, Canadian Western Trust Company and Valiant Trust Company. In addition, Messrs. Donald, Manning, McGavin, Shell, Phillips and Pollock are directors of the Bank's wholly-owned subsidiary, Canadian Direct Insurance Incorporated.

Under the Bank Act, the Bank is required to have an Audit Committee and a Conduct Review Committee. In addition, the Bank has a Loans Committee and a Corporate Governance & Human Resources Committee. Further information on the Audit Committee, including relevant education and experience of members and a copy of the committee's mandate may be found in the Bank's Annual Information Form dated January 5, 2005 under the heading "Audit Committee Information".

11. SHARE INCENTIVE PLAN

The Bank has a Share Incentive Plan (the "Plan") to provide an incentive and reward to officers and employees of the Bank and its subsidiaries who are in a position to contribute materially to the successful operation of the Bank. Under the requirements of the Plan, the exercise price of an option must not be less than the weighted average trading price of the Bank's common shares on the Toronto Stock Exchange ("TSX") for the four consecutive trading days preceding the day on which the option is granted plus the day of grant and the term of the option may not be more than 5 years from the date of the grant, subject to early termination in the event of termination of employment. Options vest according to dates established by the Corporate Governance & Human Resources Committee but are normally 3 years after the date of the grant. The committee may, in its sole discretion, accelerate the time at which any option may be exercised in whole or in part.

On September 2, 2004 and December 2, 2004, the Board approved amendments to the Plan, subject to shareholder and regulatory approval, which amendments would permit the issuance of options to purchase an additional 550,000 common shares (on a post stock dividend basis as described earlier under Item 5) under the Plan. If the amendments to increase the number of common shares issuable under the Plan are approved, the total number of shares issuable under the Plan would equal 2,640,618 shares (on a post stock dividend basis) or approximately 8.7% of the outstanding common shares of the Bank. The TSX requires that this amendment be affirmed by at least one half of the votes cast by the holders of the Bank's common shares.

On September 2, 2004 the Board also approved an amendment to the Plan which would provide for a cashless settlement alternative, whereby the value of the options at the time of exercise could be settled by the surrendering of the options for "Substituted Rights" and the immediate conversion of those rights into common shares. The result of the cashless settlement is that dilution is significantly reduced by reducing the number of shares that are issued under the Plan. As opposed to issuing a number of shares equivalent to the number of options that have been exercised, the number of shares to be issued is to be determined by the following formula:

$$\text{Number of Common Shares} = \text{Number of Substituted Rights} \times \frac{(\text{Current Price-Exercise Price})}{\text{Current Price}}$$

Where:

(a) " Current Price" means the closing price immediately prior to the exercise of the options; and,

(b) "Exercise Price" means the exercise price of the stock options.

The introduction of the cashless settlement alternative would assist in achieving the Board's objective of limiting the number of shares issuable under the Plan to less than 10% of outstanding common shares. By way of illustration, during its last fiscal year the Bank issued 262,057 (pre stock dividend) common shares as a result of the exercise of options. Had these options been exercised using the cashless alternative the number of shares that would have been required to be issued would have been reduced by approximately 53% or 140,000 (pre stock dividend) common shares.

The TSX requires that this amendment to the Plan be affirmed by at least one half of the votes cast by the holders of the Bank's common shares, excluding votes attaching to the Bank's common shares beneficially owned by insiders to whom the Bank's common shares may be issued pursuant to the Plan and associates of these insiders. To the best of the Bank's knowledge, 295,690 common shares (post stock dividend) are held by such insiders and their associates and will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained.

12. SHAREHOLDER PROPOSALS

There were no shareholder proposals submitted for consideration at this meeting. The final date for submitting shareholder proposals to the Bank for the 2006 Annual Meeting is November 18, 2005.

13. EXECUTIVE COMPENSATION

The following table summarizes the aggregate compensation paid or payable by the Bank in respect of the Bank's last three completed financial years to the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Bank and to the next three most highly compensated executive officers whose salary and bonus received (or to be received) in respect of the fiscal year ended October 31, 2004 was greater than $150,000.

Summary Compensation Table

Name and Position	Year	Annual Compensation			Long Term Compensation	All Other Compensation (3) ($)
		Salary ($)	Bonus ($)	Other (1) ($)	Stock Options Granted (#) (2)	
Larry M. Pollock President and Chief Executive Officer	2004 2003 2002	400,000 354,325 332,500	480,000 441,160 300,000	- - -	22,000 45,635 12,356	79,628 70,875 66,354
Allister J. McPherson Executive Vice-President	2004 2003 2002	197,896 187,875 182,813	119,364 116,550 100,845	- - -	10,500 19,500 6,000	24,438 23,057 22,586
William J. Addington Executive Vice-President	2004 2003 2002	181,333 173,917 166,750	109,368 106,800 92,340	25 35 495	14,500 19,500 6,000	22,525 21,456 20,625
Tracey C. Ball Executive Vice-President & Chief Financial Officer	2004 2003 2002	178,875 170,417 163,458	108,780 61,075 58,600	- - -	14,500 15,500 4,000	22,017 21,109 20,031
Donald C. Kemp Senior Vice-President, Credit Risk Management	2004 2003 2002	157,467 149,800 143,625	72,015 53,655 46,400	- - -	8,500 10,500 4,000	19,363 18,481 17,465

(1) The value of perquisites and benefits for each named executive officer does not exceed the lesser of $50,000 and 10% of the total annual salary and bonus. The amounts quoted in this column represent the taxable benefits on employee loans during the Bank's fiscal year.

(2) Stock options granted are presented on a pre stock dividend basis as described under Item 5.

(3) The amount reported respecting Mr. Pollock is a Bank contribution to the Employee Share Purchase Plan ("ESPP") and the payment of 15% of salary into a retirement vehicle or other program established by him for this purpose. The amounts reported respecting the remaining four named officers include both Bank contributions to the ESPP and Bank contributions to the individual's Registered Retirement Savings Plan ("RRSP") pursuant to the Bank's Group RRSP Plan. Both of these plans are described below.

Employee Share Purchase Plan ("ESPP")

All full-time permanent employees of the Bank are eligible to participate in the ESPP. The ESPP allows eligible employees to contribute a percentage of their salary to the plan at a rate dependent upon tenure and/or classification (refer to the following chart). As indicated in the chart, for every $1.00 contributed by the employee the Bank will contribute $0.50 towards the purchase of the Bank's common shares in the open market (on the TSX). The shares purchased from the Bank's contributions vest after the end of each calendar year at which time all the shares purchased under the ESPP are distributed to each participating employee.

Tenure/Classification	Employee Contribution	Bank Contribution
0 – 4 years	Up to 6% of Salary	Up to 3% of Salary
5 – 10 years	Up to 8% of Salary	Up to 4% of Salary
11 years plus or Level 14 (1) and above	Up to 10% of Salary	Up to 5% of Salary

(1) officers at the level of Senior Assistant Vice President and above.

Group Registered Retirement Savings Plan ("Group RRSP")

All full-time permanent employees of the Bank are eligible to participate in a Group RRSP. The Bank contributes a percentage of salary for all staff (excluding the CEO) at the rates set out in the following chart. The Bank's contributions are immediately 100% vested in the employee's RRSP.

Tenure/Classification	Non-Contributory	Matching
0 – 4 years	1.5%	3.0%
5 – 10 years	2.5%	4.0%
11 years plus or Level 14 (1) and above	3.0%	4.5%

(1) officers at the level of Senior Assistant Vice President and above.

The Bank has established an individual defined benefit pension plan for the CEO, which is described under the heading "Pension Plan". In accordance with existing arrangements the Bank pays 15% of salary into retirement vehicles or other programs established by the CEO for this purpose.

The following table lists the number of securities to be issued upon the exercise of outstanding options, the weighted-average exercise price of the outstanding options and the number of securities remaining for future issuance under equity compensation plans as at October 31, 2004.

Securities Authorized for Issuance under Equity Compensation Plans (Pre Stock Dividend)

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders	1,039,735	$27.65	5,574
Equity compensation plans not approved by shareholders	221,000	$40.21	55,000
Total	1,260,735	$29.85	59,574

Stock Option Plans

The following table shows information concerning grants of stock options under the Bank's Share Incentive Plan during the financial year ended October 31, 2004 to each of the executive officers named in the Summary Compensation Table.

Option Grants During the Most Recently Completed Financial Year (Pre Stock Dividend)

Name	Stock Options Granted (#)	Percentage of Total Options Granted in 2004 (%)	Exercise Price [1] ($/Security)	Market Value [2] of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
William J. Addington	9,000	2.39	40.34	40.80	June 1, 2009
William J. Addington	5,500	1.46	40.21	40.11	September 1, 2009
Tracey C. Ball	9,000	2.39	40.34	40.80	June 1, 2009
Tracey C. Ball	5,500	1.46	40.21	40.11	September 1, 2009
Donald C. Kemp	5,000	1.33	40.34	40.80	June 1, 2009
Donald C. Kemp	3,500	0.93	40.21	40.11	September 1, 2009
Allister J. McPherson	5,000	1.33	40.34	40.80	June 1, 2009
Allister J. McPherson	5,500	1.46	40.21	40.11	September 1, 2009
Larry M. Pollock	12,000	3.19	40.34	40.80	June 1, 2009
Larry M. Pollock	10,000	2.16	40.25	40.40	August 31, 2009

(1) The exercise price is the average of the average daily trading price for the four days preceding the date of the grant and date of the grant.
(2) Value represents average daily trading price on date of grant.
(3) Options vest on the third anniversary of the date of grant.

The following table shows the number of shares issued resulting from the exercise of options by each executive officer named in the Summary Compensation Table during the financial year ended October 31, 2004 and the total number of shares issuable on the exercise of options which have been granted to such executive officers and are outstanding as at the end of the financial year.

Aggregate Option Exercises During the 2004 Financial Year ("FY") and Financial Year-End Option Values (Pre Stock Dividend)

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized [1] ($)	Unexercised Options at FY – End (#)		Value of Unexercised in-the-Money Options at FY-End [2] ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Larry M. Pollock	22,101	614,367	101,879	67,635	2,904,779	917,995
Allister J. McPherson	18,058	477,046	43,740	30,000	1,102,957	401,885
William J. Addington	20,350	442,100	24,182	34,000	720,010	431,125
Tracey C. Ball	9,950	237,612	18,100	30,000	422,844	370,345
Donald C. Kemp	5,850	122,439	23,200	19,000	593,812	254,575

(1) Aggregate value realized was calculated using the average weighted trading price on the date exercised less the exercise price.
(2) Values of unexercised in-the-money options at FY-End were calculated using the average weighted trading price at FY-End less the exercise price.

Pension Plan

The Bank has established a defined benefit pension plan for the CEO. The following table shows the estimated annual benefits payable upon the CEO's retirement based on specific categories of average fixed compensation and years of service.

Pension Plan Table

Remuneration ($)	Pension Amount by Years of Service ($)				
	15	20	25	30	35
250,000	30,000	40,000	50,000	60,000	70,000
300,000	30,000	40,000	50,000	60,000	70,000
350,000	30,000	40,000	50,000	60,000	70,000
400,000	30,000	40,000	50,000	60,000	70,000
450,000	30,000	40,000	50,000	60,000	70,000

The individual pension plan provides a benefit of 2% of the three year final average base salary for each year of credited service, subject to the *Income Tax Act (Canada)* new maximum of $2,000 for each year of credited service as announced in the February 18, 2003 Federal Budget. Since January 1, 1996, the CEO has had his credited service frozen at 27.6 years. The benefits listed in the table are not subject to deduction for social benefits or other offset amounts.

Termination of Employment Agreement of the CEO

The CEO has an agreement with the Bank that if his employment is terminated, or if the Bank is sold, merged or liquidated or if its normal operations are changed in such a manner as to eliminate the CEO or the position, then the Bank will pay the CEO a termination and compensation settlement equal to twice the product obtained by averaging the two most recent full years of total compensation immediately prior to termination while employed with the Bank. The total compensation includes all bonuses, benefits, allowances and incentives but excludes any options granted as they are governed by a specific contractual agreement. This agreement provides, in the event of the aforementioned changes, that all options become exercisable on the date of termination and expire two years after that date. Alternatively, at the discretion of the CEO, the options will be redeemed by the Bank at a price as calculated at the average price for the four trading days prior to the date of termination plus the termination date.

Retiring Allowance Agreement of the CEO

The Bank has entered into a retiring allowance arrangement with the CEO, which pays a certain number of months salary depending on age at retirement. If the CEO retires at ages 58, 59 or 60 and over, he will receive 12, 15 or 18 months of salary, respectively. Partial years will be prorated and payment will begin at the earlier of retirement date or age 65.

Composition of Corporate Governance & Human Resources Committee

The Corporate Governance & Human Resources Committee of the Board of Directors (the "Committee") is composed of no less than five directors who are neither officers nor former officers of the Bank. The Committee is charged with the periodic (no less than annual) review of the Bank's overall compensation structure and the establishment of appropriate levels of compensation of the executive management of the Bank. The members of this committee are identified in the table under Section 10 – Election of Directors on page 4.

Report on Executive Compensation

The compensation arrangements for executive positions are designed to provide a competitive level of compensation relative to comparative positions in the marketplace. A comparator group is developed by identifying companies, primarily within the Bank's market, of similar size considering asset level, number of staff, and revenue. The specific positions are then compared to ensure similar scope and level of responsibilities. Consultants are engaged periodically to source this information and to review the Bank's position.

The three components of the total cash compensation are intended to:

1. retain competent motivated individuals at all levels;
2. relate the financial success of the employee with shareholder interests; and,
3. allow the individuals to share in the success of the Bank.

A. Base Salary

The goal of the committee is to ensure a fair base salary relative to a comparator group, but to allow significant room for both short-term and long-term performance incentives arriving at a total cash compensation level of between the 50th and 75th percentile of the comparator group.

B. Short-Term Incentive

With the Board's approval and in consideration of a report received from external compensation consultants, the committee established a bonus program for the executive management (officers at the level of Senior Assistant Vice-President or higher, but not including the CEO). The program recognizes the achievement of individual performance goals but is primarily reflective of the Bank's annual results relative to budget. For these officers, the range of bonus opportunity for the 2004 fiscal year was to a maximum of 60% of annual base salary, with the actual percentage potential determined by seniority. The more senior the position the greater the "at risk" component of total compensation.

The short-term incentive program for the CEO is tied directly to the Bank's financial results and is calculated based on a number of weighted performance measurements relative to budget. These measurements include return on equity, weighted at 25% and leadership, weighted at 15%. Loan growth, efficiency ratio, credit losses, non-interest expenses and investor relations are considered at a weighting of 10% each. Additional financial measurements, weighted at a total of 10%, include: net income; earnings per share; return on assets; deposit growth and revenue growth. It is expected that a bonus, equivalent to 100% of salary, is paid if all targets are met. An additional 25% of annual salary is possible in the case of better than budgeted results, considering the same criteria. The maximum payment under this program is 125% of annual base salary. After reviewing the financial results the committee also considers extraordinary circumstances which may have contributed to the results, subsequent to the setting of the targets. Possible offsets, such as a positive variance in the efficiency ratio, versus an unfavorable variance in non-interest expenses, are also considered. This year's calculation resulted in a bonus of 120% of base salary.

C. Long-Term Incentive

The Bank's long-term incentive plan is considered an integral part of the total compensation strategy and has been designed to address several important objectives. These objectives include:

1. to align the interests of senior employees with those of the shareholders;
2. to motivate and retain key high performing individuals;
3. to align the financial rewards of key high performing individuals with those of the shareholders; and
4. to ensure the program minimizes the dilutive impact of the stock option program.

These goals are addressed through the Bank's share incentive plan (the "Plan"). Stock options are granted to individuals in management level positions who have performed at a satisfactory level or better and, normally, after a minimum tenure of two years.

In order to accomplish these objectives the Bank has decided not to grant in any year, options exercisable for more than 2% of the outstanding common shares at the date of grant and to limit the number of options outstanding to a maximum of 10% of the outstanding common shares of the Bank. Further, upon obtaining shareholder approval, as outlined previously in this circular, the Bank will provide an alternative method to exercise options that would minimize the number of shares issued. The term of the options has been restricted to 5 years with 100% vesting of the options 3 years after the date of grant.

As at October 31, 2004 the Plan authorized, subject to obtaining shareholder approval, the issuance of options exercisable into 1,266,309 common shares of which 1,260,735 were issued and outstanding. The number of common shares authorized to be issued under the Plan was further amended on December 2, 2004 to 1,320,309 common shares. As a result of the stock dividend paid on January 10, 2005 the number of common shares authorized to be issued under the Plan increased to 2,640,618 common shares or approximately 8.7% of the issued and outstanding shares on a post stock dividend basis.

D. Shareholding Requirements for Executive Officers

The Bank has long encouraged its employees to participate in ownership of the Bank through its Employee Share Purchase Plan and the Stock Option program as long-term incentives. Effective November 1, 2003, the Board of Directors formally adopted a policy which requires the top five executive positions, by salary level, to hold a specific minimum amount of shares, calculated using the average daily trading price, as follows:

President and CEO	2 times annual salary
Next 4 Positions	1 times annual salary

The program requires an annual confirmation of holdings by each incumbent and a revised calculation of the required number of shares every 3 years with the first review due November 1, 2006.

The President and CEO was given six months and the other four officers twelve months from the implementation date of this policy or their date of appointment (whichever is longer) to achieve these minimum stock holdings. The President and CEO and all of the other officers have achieved the required minimum stock holdings.

STOCK PERFORMANCE GRAPH

The following graph shows the cumulative return over five years of $100 invested in common shares CWB as at October 31, 1999 compared to the cumulative return of $100 invested in the S&P/TSX Composite Index and in the S&P/TSX Banks and Trust Index over the same period.

Cumulative Value of $100 Investment Assuming Reinvestment of Dividends


CWB
S&P / TSX Financials Index
S&P / TSX Composite Index
$300
$250
$200
$150
$100
$50
$0

	Oct 31/99	Oct 31/00	Oct 31/01	Oct 31/02	Oct 31/03	Oct 31/04
CWB	$100	$133	$153	$151	$236	$284
S&P / TSX Financials Index	$100	$140	$141	$139	$189	$228
S&P / TSX Composite Index	$100	$134	$97	$90	$114	$133

Compensation of Directors

Directors are compensated for their services as directors through a combination of annual retainers and meeting attendance fees. There were 12 directors at January 14, 2005 (11 outside, 1 management). Directors' compensation is paid only to outside directors.

During the financial year ended October 31, 2004, directors of the Bank and of its wholly-owned subsidiary, Canadian Western Trust Company ("CWT"), received an annual retainer of $20,000 and a fee of $2,500 per meeting for Audit Committee meetings or $1,250 per board or other committee meetings attended in their capacity as directors of both the Bank and CWT. Where two or more committee meetings were held on the same day, the second and subsequent meeting fees were reduced by 50 percent. The Chairman of the Board received additional annual compensation of $20,000 in his capacity as chairman of both the Bank's and CWT's board, the chairman of the Audit Committee received an annual retainer of $10,000 and other committee Chairs received annual retainers of $5,000.

On the occasion when a director is requested to attend a meeting pertaining to business of the Bank, remuneration will be the same as if a committee meeting was attended. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings. The Bank pays 74% of these amounts and CWT pays 26% of these amounts.

Commencing after the March 3, 2005 annual and special meeting, the annual retainer for directors will increase to $27,500, the Chairman of the Board's additional annual retainer will increase to $27,500 and the per meeting fee will increase to $3,000 for Audit Committee meetings and $1,500 for Board and other committee meetings.

During the financial year ended October 31, 2004, directors of the Bank's wholly-owned subsidiary Canadian Direct Insurance Incorporated ("CDI") were paid a retainer of $3,753, a fee of $1,250 per board meeting attended and a fee of $1,500 per Audit Committee meeting attended. All members of the CDI Audit Committee received additional annual compensation of $1,872 except for the committee chair, who received an additional $3,753. The Chairman of the CDI Board also received an additional $3,753.

The CDI retainers described above were pro-rated as CDI was acquired during the year, on April 30, 2004. Annual retainers of $5,000 for directors and an additional $5,000 retainer for the chairmen of the CDI Board and Audit Committee and $2,500 for the Audit Committee members will be paid in future years.

The aggregate of all amounts that may be paid by the Bank each financial year to all directors as remuneration as directors of the Bank cannot exceed $600,000 and the aggregate of all amounts that may be paid by CWT each financial year to all directors as remuneration as directors of CWT cannot exceed $400,000. Total remuneration is included in the Nature of Remuneration Earned table that follows.

Directors' Shareholding Requirements

To ensure that directors' compensation is aligned with shareholders' interests, all outside directors are required to hold either directly or indirectly common shares of the Bank, or securities convertible into common shares of the Bank, equivalent to two times the annual retainer paid to directors, with shares to be valued at the date of purchase. Directors have two years from the date of initial appointment to comply. All directors are in compliance with this requirement.

Aggregate Remuneration to Directors and Executive Officers

The following table summarizes the aggregate remuneration paid or payable by the Bank and its subsidiaries in respect of the Bank's last completed financial year to the directors of the Bank in their capacity as directors of the Bank and its wholly-owned subsidiaries, CWT and CDI, and to the executive officers of the Bank including the executives named in the Summary Compensation Table.

Nature of Remuneration Earned

	Directors' Fees ($)	Salaries & Bonuses ($)	Other [1] ($)	Total ($)
1. REMUNERATION OF DIRECTORS				
(a) Number of Directors: 12[2]				
(b) Corporation incurring the expense:				
Canadian Western Bank	456,996	-	-	456,996
Subsidiaries	161,760	-	-	161,760
2. REMUNERATION OF EXECUTIVE OFFICERS				
(a) Number of Officers: 20				
(b) Corporation incurring the expense:				
Canadian Western Bank	-	4,095,082	343,513	4,438,595
Subsidiaries	-	347,664	27,372	375,036
TOTAL	618,756	4,442,746	370,885	5,432,387

(1) Other includes all taxable benefits.
(2) Mr. Pollock, President and Chief Executive Officer of the Bank, does not receive remuneration as an inside director.

14. INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No directors are or were indebted to the Bank during the course of the financial year for any purpose. No executive officers or senior officers are, or have been, indebted to the Bank during the course of the financial year with respect to indebtedness entered into in connection with a purchase of securities of the Bank or any of its subsidiaries. There is no indebtedness to any subsidiaries of the Bank nor has the Bank or any of its subsidiaries issued any guarantees, support agreements, letters of credit or other similar arrangements to another entity in connection with indebtedness to that entity by any officer, director or employee or former officer, director or employee of the Bank or any of its subsidiaries.

Aggregate Indebtedness (i.e. routine and non-routine)

The table below shows the aggregate indebtedness (routine and non-routine) to the Bank of all officers, directors, employees and former officers, directors and employees as at December 31, 2004.

AGGREGATE INDEBTEDNESS ($)		
Purpose	**To the Company or its Subsidiaries as at December 31, 2004**	**To Another Entity as at December 31, 2004**
Share purchases	-	-
Residential mortgages	22,446,989	-
Other	1,877,141	-

The table below shows the aggregate non-routine indebtedness of directors, executive officers and senior officers of the Bank. Routine indebtedness is defined to include (i) loans of $50,000 or less to directors, executive officers and senior officers, that are made on terms no more favorable than the terms on which loans are made to employees generally; (ii) loans to directors, executive officers and senior officers who are full-time employees, which loans are fully secured by their residences and do not exceed annual salary in amount; and (iii) loans to directors or proposed nominees for election as a director if made on the same terms as available to other customers and involving no more than usual risks.

Non-Routine Indebtedness of Directors and Executive Officers

Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During 2004 Financial Year ($)	Amount Outstanding as at December 31, 2004 ($)	Amount Forgiven During 2004 Financial Year ($)
Tracey C. Ball Executive Vice President and Chief Financial Officer	Lender	169,766	52,493[(1)]	-
James O. Burke Vice President, Industrial Division	Lender	134,574	129,437[(2)]	-
Christopher H. Fowler Vice President, Credit Risk Management	Lender	135,439	126,154[(3)]	-
Ricki L. Moffat Treasurer	Lender	233,381	215,074[(4)]	-

(1) Represents lines of credit with interest at the government prescribed rate.
(2) Represents a mortgage loan with a 5-year term at a rate of 3.85%.
(3) Represents a mortgage loan with a 3-year term at a rate of 3.0%.
(4) Represents a mortgage loan with a 4-year term at a split rate of 3.0% and 4.95%.

15. DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Bank has purchased at its expense group liability insurance in the amount of $50,000,000 for its protection and for the protection of its directors and officers. The Bank paid a total premium of $296,000 relating to the policy covering the year ended October 31, 2004. There is a deductible of $50,000 for each Bank loss but no deductible applicable to a loss relating to only one officer or director or the aggregate of all officers and directors.

16. CORPORATE GOVERNANCE

Under the rules of the TSX, the Bank is required to disclose information relating to its system of corporate governance. This disclosure is included in the Bank's 2004 Annual Report on pages 14 to 17. In addition, a table detailing CWB's compliance with the TSX corporate governance guidelines is attached as Appendix "B".

17. ADDITIONAL INFORMATION

Additional information relating to the Bank may be found on SEDAR at www.sedar.com.

Additional financial information is provided in the Bank's Consolidated Financial Statements and Management's Discussion and Analysis for the year ended October 31, 2004 which are both available on SEDAR at www.sedar.com and in the 2004 Annual Report.

Copies of the information referred to in this section can be obtained by writing to the Corporate Secretary, Canadian Western Bank, Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6 or via our website at www.cwbank.com.

18. DIRECTORS' APPROVAL

The Board of Directors has approved the contents of this Notice of Meeting and Management Proxy Circular and its sending to the shareholders.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement no misleading in the light of the circumstances in which it was made.

DATED this 14th day of January 2005.

PRESIDENT &
CHIEF EXECUTIVE OFFICER

EXECUTIVE VICE PRESIDENT &
CHIEF FINANCIAL OFFICER

APPENDIX "A"

SUMMARY OF ATTENDANCE OF DIRECTORS AT MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD OF DIRECTORS FROM NOVEMBER 1, 2003 TO OCTOBER 31, 2004

			Committee Meetings Attended							
	Board Meetings Attended 6 Meetings		**Conduct Review Committee 2 Meetings**		**Audit Committee 5 Meetings**		**Loans Committee 27 Meetings**		**Corporate Governance & Human Resources Committee 4 Meetings**	
Director Name	**No.**	**%**	**No.**	**%**	**No.**	**%**	**No.**	**%**	**No.**	**%**
Mr. Charles R. Allard Edmonton, Alberta	6	100%	2	100%	-	-	18	67%	-	-
Mr. Albrecht, W.A. Bellstedt, Q.C. Calgary, Alberta	6	100%	2	100%	-	-	-	-	4	100%
Mr. Jack C. Donald Red Deer, Alberta	6	100%	-	-	-	-	15	56%	4	100%
Mr. Allan W. Jackson Calgary, Alberta	6	100%	2	100%	-	-	20	74%	4	100%
Ms. Wendy A. Leaney Toronto, Ontario	5	84%	-	-	5	100%	22	81%	-	-
Mr. Robert A. Manning Edmonton, Alberta	6	100%	-	-	5	100%	-	-	4	100%
Mr. Gerald A.B. McGavin Vancouver, British Columbia	6	100%	-	-	5	100%	22	82%	-	-
Mr. Howard E. Pechet La Jolla, California	6	100%	-	-			17	63%	4	100%
Mr. Robert L. Phillips Vancouver, British Columbia	6	100%	-	-	2	40%(1)	10	37%(2)	4	100%
Mr. Larry M. Pollock Edmonton, Alberta	6	100%	-	-	-	-	14	52%	-	-
Mr. Alan M. Rowe Regina, Saskatchewan	6	100%	-	-	5	100%	6	23%(3)	-	-
Mr. Arnold J. Shell Calgary, Alberta	6	100%	2	100%	-	-	15	56%(4)	-	-

(1) Mr. Phillips joined the Audit Committee effective June 2, 2004 and attended 2 of 2 (100%) subsequent meetings.

(2) Mr. Phillips ceased to be a member of the Loans Committee effective June 2, 2004 prior to which he attended 10 (59%) of 17 meetings.

(3) Mr. Rowe joined the Loans Committee effective June 2, 2004 and attended 6 out 10 (60%) subsequent meetings.

(4) Mr. Shell ceased to be a member of the Loans Committee effective June 2, 2004 prior to which he attended 15 of 17 (89%) meetings.

APPENDIX "B"

TSX GUIDELINE FOR IMPROVED CORPORATE GOVERNANCE	CANADIAN WESTERN BANK GOVERNANCE PROCEDURE
1. The board should explicitly assume responsibility for the stewardship of the Bank and for:	The Board has expressly assumed responsibility to manage or supervise the management of the business and affairs of the Bank. The Bank Act (the "Act") contains several sections dealing with the governance of a bank through its board of directors. These sections prescribe matters such as limitations on the number of directors who may be affiliated or non-resident, certain powers that must be transacted by the full board, and requirements to establish both an audit committee and a conduct review committee. The three encompassing duties in the Act that form the basis for the Board's mandate are: • to manage or supervise the management of the business and affairs of the Bank; • to act honestly and in good faith with a view to the best interests of the Bank and exercise the care, diligence and skill that a reasonably prudent person would exercise in similar circumstances; and • to comply with the Act, the regulations, the Bank's incorporating instrument and its by-laws.
a) adoption of a strategic planning process;	The Board's mandate includes the review and approval of the strategic plan, the annual business plan and accompanying capital plan and the financial operating budget, including capital expenditures.
b) identification of the principle risks of the Bank's business and ensuring the implementation of appropriate systems to manage these risks;	The Board obtains regular assurance that appropriate risk management processes and procedures are in place through the reports of the board committees, the internal audit department and the external auditors. The mandate of the Board also includes references to compliance with the Canadian Deposit Insurance Corporation's ("CDIC") Standards of Sound Business and Financial Practices. An annual attestation on adherence to the CDIC Standards covering the broad areas of Corporate Governance, Strategic Management, Risk Management, Liquidity and Funding Management, Capital Management, Control Environment, Business Conduct and Process to Ensure Control is regularly assessed.
c) succession planning, including appointing, training and monitoring senior management;	The Corporate Governance & Human Resources Committee reviews and recommends to the Board the employment, appointment, grade levels and compensation of the top five executive employees and approves all senior officer appointments. This committee also reviews executive management development and succession planning.

d) a communications policy for the Bank;	The Bank is committed to ensuring quality and timely information is available to all shareholders and has adopted a corporate disclosure (communication) policy which is reviewed annually. The Board has also adopted a policy to handle complaints or concerns regarding accounting, internal accounting controls or auditing matters. Inquiries and requests for information from shareholders and potential investors receive prompt attention from an appropriate officer. The Bank's quarterly earnings conference calls with analysts and institutional investors are broadcast live, via the Internet, and archived on the Bank's web site for sixty days. The calls are also accessible on a live and recorded basis via telephone to interested retail investors, the media and members of the public. The Bank also includes all significant disclosure documents on the investor relations page of its web site at: www.cwbank.com/investor_relations/default.asp. The CEO, CFO and other members of senior management also meet periodically with financial analysts and institutional investors. The Bank has engaged an independent Ombudsman to receive complaints from banking clients who are unable to obtain satisfaction from the internal complaint handling process.
e) the integrity of the Bank's internal control and management information systems;	The Board requires management to maintain effective internal control and information systems which systems are reviewed and approved by the Audit Committee. The Board reviews all recommendations from the regulators and the auditors respecting their assessment of the effectiveness of the internal controls that come to their attention in the conduct of their work. The Audit Committee reviews all recommendations from the Chief Inspector of the Bank. The Bank has formalized the process used to prepare its quarterly and annual financial statements and other annual filings. The CEO and CFO file certifications with the Canadian securities authorities as to the accuracy of the contents of such documents.
2. A majority of the directors should be "unrelated" (independent of management and free from any interest, and any business or relationship which could, or could reasonably be perceived to, materially interfere with the directors ability to act with a view to the best interests of the Bank, other than interests and relationships arising from shareholding).	The Board reviews the status of each of its directors and determines if the individual is "affiliated" as defined by the affiliation rules set forth in the Act, "unrelated" as defined by the Toronto Stock Exchange (TSX) guidelines on corporate governance or "independent" as defined in draft National Instrument 58-101 as published on October 29, 2004. One of the directors (the CEO) is affiliated, related and not independent. The Act requires that the CEO be a member of the Board. All other directors are not affiliated and are unrelated and independent.

3. The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which is required to disclose annually whether the board has a majority of unrelated directors and an analysis of the application of the principles supporting this conclusion.	Each director completes an annual questionnaire on the director's relationships with and shareholdings in the Bank, which is used by the Board to make its assessment. Each director completes a certificate as to the director's compliance with the Bank's Personal and Business Conduct Policy for Directors. After consideration of all business, charitable and family relationships among the directors and the Bank, the Board determined that all directors, other than the CEO, have no direct or indirect material relationships with the Bank which could reasonably interfere with the exercise of their independent judgment.
4. The board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the board new nominees to the board and for assessing directors on an ongoing basis.	The Corporate Governance and Human Resources Committee, which is comprised of six unrelated directors, has responsibility for recommending new nominees to the Board and for the process of assessing incumbent directors on an ongoing basis.
5. The board should implement a process, to be carried out by the nominating committee or other appropriate committee, for assessing the effectiveness of the board as a whole, its committees and the contribution of individual directors.	Every second year the Corporate Governance and Human Resources Committee conducts a formal assessment of the operations and effectiveness of the Board and its committees. On every alternate year, a formal assessment of individual directors' effectiveness including committee and board chairs is completed. The process involves the completion of a questionnaire by individual directors. The comments of each director are kept confidential to encourage frank commentary. In the current year a formal assessment of the effectiveness of the Board and its committees was completed.
6. An orientation and education program should be provided for new directors.	Each new director is provided with a copy of the Board of Directors' Manual. New directors are given opportunities for meetings and discussion with senior management and other directors. The Corporate Governance & Human Resources Committee reviews, monitors and makes recommendations regarding director orientations, including revisions or additions to the Board of Directors Manual, and the ongoing development of existing Board members.
7. The board should examine its size with a view to determining the impact upon effectiveness and should undertake, where appropriate, a program to reduce the number of directors to a number that facilitates more effective decision-making.	The Board is comprised of twelve members which is a number the Board believes is appropriate. The Act requires a minimum of seven directors, two thirds of whom must be "unaffiliated" directors. The number of directors is reviewed bi-annually through the formal assessment process. The current number of directors represent the geographical jurisdictions in which the Bank operates and the need to fill memberships of its four standing committees.

8. The board should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	The Corporate Governance and Human Resources Committee reviews the adequacy and form of director compensation and makes recommendations to the Board. In making its recommendation the Committee considers the responsibilities and risks involved in being a director as well as the compensation paid by comparable companies. The by-laws of the Bank limit aggregate annual directors' fees. Any change to by-laws requires approval of the shareholders.
9. Committees of the board should generally be composed of outside directors, a majority of whom are unrelated, although some board committees, such as the executive committee, may include one or more inside directors.	All committees of the Board are comprised exclusively of unrelated directors, with the exception of the Loans Committee, which has one management director, the CEO.
10. The board should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the Bank's approach to corporate governance issues. This committee would, among other things, be responsible for the response to the TSX governance guidelines.	The Corporate Governance and Human Resources Committee has the responsibility to review and monitor compliance with corporate governance guidelines and to recommend to the Board the appropriate structure and process to address governance issues and disclosures. The Corporate Governance and Human Resources Committee is responsible for the disclosure provided in response to the TSX governance guidelines.
11. The board together with the CEO, should develop position descriptions for the board and for the CEO, including the definition of the limits to management's responsibilities. The board should approve or develop the corporate objectives, which the CEO is responsible for meeting.	The responsibilities of the Board and each of its committees are set out in written mandates. The responsibilities of the CEO are set out in a written position description. The Act sets out specific matters which may not be delegated by the Board. The Corporate Governance and Human Resources Committee completes an annual performance appraisal for the CEO that is reviewed with the CEO by the Chairman of the Board. Each year the Board approves specific financial objectives for the Bank. The Corporate Governance and Human Resources Committee measures the performance of the CEO against certain of these objectives.

12. The board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be to a) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or b) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve a meeting of the board on a regular basis without management present or may involve expressly assigning responsibility for administering the board's relationship to management to a committee of the board.	The Chairman of the Board is an independent director and is not an affiliated or a related director. At the end of every regularly scheduled Board meeting a session is held without any management, including the CEO, present.
13. The audit committee should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement and effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	The Audit Committee is comprised of five financially literate outside directors. The roles and responsibilities are set out in the Audit Committee Mandate, a copy of which may be found in the Bank's Annual Information Form for the year ended October 31, 2004. The Audit Committee meets with the external auditors to review the annual and quarterly financial statements. The Committee also meets with the Chief Inspector and management to discuss reports on internal audit activities and findings and the effectiveness of internal control procedures established for the Bank as well as review the mandate and annual plan of the internal audit department.
14. The board should implement a system to enable an individual director to engage an outside advisor, at the Bank's expense, in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	The Audit Committee's mandate specifically provides that the Committee may engage independent counsel or advisors at the Bank's expense. The Corporate Governance and Human Resources Committee may also retain appropriate consultants.

CANADIAN WESTERN BANK

ANNUAL INFORMATION FORM

JANUARY 5, 2005

CANADIAN
WESTERN
BANK

TABLE OF CONTENTS

Forward-looking Statements

From time to time we make written and verbal forward-looking statements about our objectives and strategies, operations and targeted financial results. These may be included in the Annual Reports, regulatory filings, reports to shareholders, press releases, corporate presentations and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements. We do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by us or on our behalf.

CORPORATE STRUCTURE

Name, Address and Incorporation

Canadian Western Bank ("CWB" or the "Bank") is a Schedule I chartered bank under the Bank Act (the "Act") and was formed effective November 1, 1987 through the amalgamation of Bank of Alberta (incorporated on March 22, 1984) and Western & Pacific Bank of Canada (incorporated on March 25, 1982). CWB has also amalgamated with two other financial institutions since 1987: B.C. Bancorp (effective November 1, 1996) and North West Trust Company (effective December 31, 1994). The Act is the charter of CWB and governs its operations. CWB's head office is located at Canadian Western Bank Place, Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6.

The Act also provides for the appointment of a Superintendent of Financial Institutions who is responsible to the Minister of Finance Canada for the administration of the Act. It is the Superintendent's duty to examine and enquire into the business and affairs of each bank governed by the Act, to ensure that its provisions, having regard to the protection of the interests of the depositors, creditors and shareholders of the banks are being observed and that the banks are in sound financial condition. The Superintendent performs an annual examination and submits his report to the Minister of Finance thereafter.

Intercorporate Relationships

The table below shows the material operating subsidiaries of CWB as well as the percentage of each class of votes attaching to all voting securities of the subsidiary beneficially owned and each subsidiary's province or country of incorporation.

Subsidiary	Percentage of Issued and Outstanding Shares Owned	Jurisdiction of Incorporation
Canadian Direct Insurance Incorporated	100%	Canada
Canadian Western Trust Company	100%	Canada
CWB Canadian Western Financial Limited	100%	British Columbia
Valiant Trust Company	100%	Alberta

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

CWB is the eighth largest publicly traded Canadian Schedule 1 chartered bank as measured in terms of total assets. It operates only in Canada, primarily in the four western provinces. From 2001 to 2004, CWB's total assets have grown by $1.5 billion to $4.9 billion as at October 31, 2004. Since 2001, an internal loan growth rate averaging 13% has been achieved. CWB and its wholly owned subsidiaries Canadian Western Trust Company ("CWT") and Valiant Trust Company ("Valiant Trust"), offer a comprehensive range of personal and commercial banking and trust services. CWB expanded into the property and casualty insurance business in April 2004 through the acquisition of Canadian Direct Insurance Incorporated ("CDI"). CWB's business growth reflects a successful business plan and the strength of the Alberta economy, the improving economy in British Columbia and stable economic conditions in Manitoba and Saskatchewan.

Acquisitions During the Last Fiscal Year

In April 2004, CWB completed the acquisitions of CDI, a direct provider of personal home and auto insurance to customers in British Columbia and Alberta, and Valiant Trust, a non-deposit taking specialty trust company providing stock transfer and corporate trustee services to public companies and income trusts in Alberta. The combined purchase price for the acquisitions was $33.7 million. Both acquisitions were paid for in cash and completed without the issuance of additional common equity.

DESCRIPTION OF THE BUSINESS

General

CWB operates only in Canada and is the largest Schedule I bank with branches located exclusively in the western provinces. A comprehensive range of personal and commercial banking and trust services is provided. Since the end of April 2004 CWB also offers personal home and automobile insurance to customers in British Columbia and Alberta through CDI. At October 31, 2004 there were 29 bank branches located in the provinces of British Columbia, Alberta, Saskatchewan and Manitoba and two insurance call centres, one in each of British Columbia and Alberta. In total, CWB and its subsidiaries employed 936 full-time or full-time equivalent staff at October 31, 2004.

Banking and Trust

Summary

Three Regional Vice Presidents and a Vice President in each of real estate lending and trust operations have the overall responsibility for personal and commercial banking operations and trust operations. There are thirteen branches in Alberta, twelve branches in British Columbia, three branches in Saskatchewan and one branch in Manitoba. There are two additional banking operations, one located within the Edmonton Head Office and one within the Vancouver Regional Office, which process only deposits gathered through a network of agents operating throughout Canada. CWT operates out of offices in Calgary, Vancouver and Winnipeg. Valiant Trust operates out of its head office in Calgary and has co-agency offices in Toronto, New York and London.

Commercial banking services are divided into three major categories: general commercial banking, real estate lending and industrial lending. In addition, a dedicated group in Calgary specializes in energy related loans. Commercial banking includes current accounts, lines of credit and operating and term loans. Real estate lending includes loans for commercial premises as well as construction and development loans. Industrial lending consists primarily of term loans on equipment and financial leasing activities. A portfolio of loans identified internally as corporate loans has also been developed through selective participation in syndications, the majority of which have been structured and led by the major Canadian banks.

It is CWB's policy to limit single and associated corporate borrowers' loan authorizations to not more than 10% of common equity plus retained earnings or 11% for sovereign, provincial or major municipality risk. Customers with larger borrowing requirements may be accommodated through syndication of loans with other financial institutions.

Personal banking services are aimed at the saver and investor with emphasis placed on a variety of competitively priced deposit products. Retail customers have access to their accounts through CWB's membership in the Interac®, Cirrus® and Exchange® automated banking machine networks, the Interac® Direct Payment system and CWB Direct®, an internet PC banking system. Competitively priced consumer loans and mortgages are also offered to customers through bank branch locations. CWB offers personal and business credit cards through an agreement with MBNA Canada Bank.

Trust services are offered through CWT and Valiant Trust. Personal services include self-directed registered accounts, non-registered investment accounts, individual pension plans and investment loan services. CWT's corporate and group trust services include registered pension plan custody, executive compensation plan services and employee-based savings plan services. Valiant Trust's services include stock transfer and registrar services, debenture trustee services and depository and escrow services for public companies and income trusts. CWT deposit products are also sold through bank branch locations.

The banking and trust segment accounted for 94% of consolidated revenues in 2004 and 100% of consolidated revenues in 2003. In this segment, all revenues for each of the two most recently completed fiscal years were derived from sales to external customers outside of CWB and its subsidiaries.

Competitive Conditions

Competition mainly comes from chartered banks, credit unions, trust companies, insurance companies, asset-lenders, pension funds and other regionally-based financial institutions. CWB's bank and trust businesses operate in very competitive markets, particularly with respect to the pricing, nature and extent of products and services offered. The key competitive differences are a commitment to highly personalized service and local decision making. The ongoing restructuring of the major chartered banks and the legislative changes approved for the Canadian financial sector may provide additional competitive opportunities.

Environmental Protection

CWB is exposed to some financial risk as a result of environmental laws. To manage this potential exposure, environmental risk is factored into credit evaluation procedures and property acquisitions, to ensure that the CWB's interests are reasonably protected. To date these environmental risks have not had any material effect on the operations of the personal and commercial banking segment.

Employees

At October 31, 2004, CWB's banking and trust operations employed 723 full-time or full-time equivalent staff across Western Canada.

Insurance

Summary

The Bank entered the insurance business in April 2004 through its acquisition of CDI. CDI uses sophisticated underwriting selection criteria to offer competitively priced personal home and automobile insurance to better risk customers in British Columbia and Alberta. Products are offered directly to customers through call centres or the internet, thereby eliminating broker commissions and reducing costs. All claims are administered by CDI's head-office using modern imaging technology and effective workflow management to develop a "paperless office" environment, which has contributed to CDI's low expense ratio. CDI currently enjoys very high customer satisfaction ratings for sales, service and claims experience as measured by internal surveys.

As CDI was acquired at the end of April 2004, six months of insurance revenues were included in CWB's consolidated financial statements. During the six months since acquisition, the insurance segment accounted for 10% of consolidated revenues. For the year ended October 31, 2004, insurance revenues accounted for 6% of consolidated revenues. Prior to 2004, there was no revenue from insurance. In this segment, all revenues since acquisition were derived from sales to external customers outside of CWB and its subsidiaries.

Competitive Conditions

The British Columbia automobile insurance market is heavily influenced by the Insurance Corporation of B.C. ("ICBC"), a crown corporation of the Province of British Columbia. ICBC is the only permitted insurer for the mandatory basic auto liability coverage and competes with private insurance companies for the provision of additional optional coverage. Within British Columbia, CDI has a market share of approximately 25% of the optional private automobile insurance market which itself comprises some 15% of the total automobile insurance market, the other 85% being held by ICBC. The markets for CDI's other insurance products are fully competitive with a large number of property and casualty insurance companies, most of which sell products and services through broker-based distribution channels. The Alberta government enacted reforms to the provincial automobile industry effective October 1, 2004. It is too early to tell whether these reforms will significantly alter the competitive landscape for the industry and CDI.

Intangible Products

CDI's business is generated primarily through inbound calls in response to television, radio and newspaper advertising. As a result, awareness of the Canadian Direct Insurance brand is very important in attracting and retaining business. Through significant investment in marketing there is a high level of brand awareness in British Columbia, with good opportunities to grow awareness in Alberta.

Employees

At October 31, 2004, insurance operations employed 213 full-time or full-time equivalent staff in British Columbia and Alberta.

Cycles

The property and casualty insurance industry has historically tended to fluctuate in cyclical patterns of "soft" markets characterized generally by increased competition resulting in lower premium rates and underwriting standards followed by "hard" markets characterized by lessening competition, stricter underwriting standards and increasing premium rates.

RISK FACTORS

CWB, like other financial institutions, is exposed to several factors that could adversely affect its business, financial condition or operating results which may also influence an investor to buy, sell or hold CWB shares. Many of the risk factors are beyond CWB's control. Information on the factors related to credit, liquidity, market, insurance and operational risk is also provided in the Risk Management section of the CWB's Management Discussion and Analysis for 2004, available on SEDAR at www.sedar.com. Principal risk factors are described below.

Credit Risk

Credit risk is the risk that a financial loss will be incurred due to the failure of a counterparty to discharge its contractual commitment or obligation to CWB. This risk can relate to balance sheet assets, such as loans, as well as off-balance sheet assets such as guarantees and letters of credit. To diversify the risk, the exposure to a single borrower or associated borrowers is limited, unless approved by the Board of Directors, to an amount not exceeding 10% of common equity plus retained earnings or 11% for sovereign, provincial or major municipality risk.

Liquidity Risk

Liquidity risk is the risk that CWB will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from lending, deposit taking, investing and other activities. Effective liquidity management ensures that adequate cash is available to honour all cash outflow obligations. Maintenance of a prudent liquidity base also provides flexibility to fund loan growth and to react to other market opportunities.

Market Risk

Market risk is the impact on earnings resulting from changes in financial market variables such as interest rates and foreign exchange rates. Market risk arises when making loans, taking deposits and making investments. CWB itself does not undertake trading activities and, therefore, does not have risks related to such activities as market making, arbitrage or proprietary trading. CWB's material market risks are confined to interest rates and foreign exchange.

Interest rate risk is the impact on net interest income resulting from a change in market interest rates. This risk and potential variability in earnings arises primarily when cash flows associated with interest sensitive assets and liabilities have different repricing dates. The differentials, or interest rate gaps, arise as a result of the financial intermediation process and reflect differences in term preferences on the part of borrowers and depositors. The Bank has established policies the objective of which is to manage interest rate risk within prudent guidelines.

CWB's earnings are affected by the monetary policies of the Bank of Canada. Monetary policy decisions have an impact on the level of interest rates which can have an impact on earnings. CWB has established policies with the objective of managing interest rate risk within prudent guidelines.

Foreign exchange risk arises when there is a difference between assets and liabilities denominated in a foreign currency. In providing financial services to its customers, the Bank has assets and liabilities denominated in U.S. dollars. Currencies other than U.S. dollars are not bought or sold other than to meet specific customer needs, and therefore the Bank has virtually no exposure to currencies other than U.S. dollars. Policies have been established which include limits on the maximum allowable differences between U.S. dollar assets and liabilities.

Insurance Risk

The Bank is exposed to insurance risk through its wholly-owned subsidiary CDI which offers personal property and casualty insurance directly to consumers in British Columbia and Alberta. Accordingly, CDI's operations are subject to the elements of risk associated with the property and casualty insurance business, which can cause fluctuations and uncertainties in CDI's earnings. These elements include cyclical patterns in the industry and unpredictable developments, including weather-related and other natural catastrophes. CDI carries reinsurance coverage as part of its strategy to manage these risks. The industry is also impacted by political, regulatory, legal and economic influences.

CDI manages the risk from single large losses or catastrophic events by entering into reinsurance contracts. As such, CDI is exposed to risks related to the reinsurance market including viability of providers, price fluctuations, and availability of insurance. CDI takes steps to monitor the financial viability of reinsurance providers on an ongoing basis.

Operational Risk

Operational risk is inherent in all business activities. It is the potential for loss as a result of external events, human error or inadequacy or failure of processes, procedures or controls. Its impact can be financial loss, loss of reputation, loss of competitive position or regulatory penalties. CWB is exposed to operational risk from internal business activities and from activities that are outsourced. While operational risk cannot be completely eliminated, proactive operational management is a key strategy to mitigate this risk.

General Business and Economic Conditions

CWB primarily operates in Western Canada. As a result, its earnings are significantly impacted by the general business and economic conditions of the four western provinces as well as the Canadian capital markets. The conditions include short-term and long-term interest rates, inflation, exchange rates, consumer, business and government spending, fluctuations in debt and capital markets as well as the strength of the economies in which CWB and its customers operate.

Level of Competition

CWB's performance is impacted by the level of competition in the markets in which in operates. Each of CWB's businesses operate in highly competitive markets. Customer retention may be influenced by many factors including relative service levels, the prices and attributes of products and services, changes in products and services and actions taken by competitors.

Regulatory Risk

The businesses operated by CWB are highly regulated through laws and regulations that have been put in place by various federal and provincial governments and regulators. Changes to laws and regulations, including changes in their interpretation or implementation, could affect CWB by limiting the products or services it may provide and increasing the ability of competitors to compete with its products and services. Also, CWB's failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and damage its reputation. CWB takes what it believes to be reasonable and prudent measures designed to ensure compliance with governing laws and regulations including its legislative compliance framework. However, there is no guarantee that it will always be in compliance or deemed to be in compliance.

Accuracy and Completeness of Information on Customers and Counterparties

CWB depends on the accuracy and completeness of information about customers and counterparties. In deciding whether to extend credit or enter into other transactions with customers and counterparties, CWB may rely on information furnished by them, including financial statements and other financial information. CWB may also rely on the representations of customers and counterparties as to the accuracy and completeness of that information and with respect to financial statements, on the reports of auditors. CWB's financial condition and earnings could be negatively impacted to the extent it relies on financial statements that do not comply with generally accepted accounting principles, that are materially misleading, or that do not fairly present, in all material respects, the financial condition and results of operations of the customers and counterparties.

Ability to Attract and Retain Key Personnel

CWB's future performance depends to a large extent on its ability to attract and retain key executives. There is intense competition for the best people in the financial services sector. Although human resources risk is actively managed, there is no assurance that CWB will be able to continue to attract and retain key personnel.

Ability to Execute Growth Initiatives

As part of its long-term corporate strategy, CWB intends to continue growing its business through a combination of organic growth and strategic acquisitions. The ability to successfully grow its business will be dependent on a number of factors including: identification of accretive new business or acquisition opportunities; negotiation of purchase agreements on satisfactory terms and prices; approval of acquisitions by regulatory authorities; securing attractive financing arrangements; and integration of newly acquired operations into the existing business. All of these activities may be more difficult to implement or may take longer to execute than management anticipates. Further, any significant expansion of the business may increase the operating complexity and divert management's attention away from established or ongoing business activities. Any failure to manage acquisition strategies successfully could have a material adverse impact on CWB's business, financial condition and results of operations.

Information Systems and Technology

CWB's business is highly dependent upon information technology systems. Third parties provide key components of infrastructure such as internet connections and network access. Disruptions in the Bank's information technology systems, whether through internal or external factors, as well as disruptions in internet, network access or other voice or data communication services provided by these third parties could adversely affect CWB's ability to deliver products and services to customers and otherwise conduct business.

Reputation Risk

Reputation risk is the risk to earnings and capital from negative public opinion. Negative public opinion can result from actual or alleged conduct in any number of activities, but often involves questions about business ethics and integrity, competence, corporate governance practices, quality and accuracy of financial reporting disclosures, or quality of products and service. Negative public opinion could adversely affect the ability to keep and attract customers and could expose CWB to litigation or regulatory action.

Other Factors

CWB cautions that the above discussion of risk factors is not exhaustive. Other factors beyond CWB's control that may affect future results include changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and the anticipation of and success in managing the associated risks.

DIVIDENDS

Dividends are payable on the common shares of CWB if, as and when declared by the Board of Directors. During 2004, the Board of Directors changed the frequency of dividend declarations from semi-annual to quarterly. The Board is not required to declare or pay dividends on the common shares of CWB.

CWB is prohibited from paying or declaring a dividend if there are reasonable grounds for believing that CWB is, or that payment would cause CWB to be, in contravention of any regulation made under the Act with respect to the maintenance of adequate capital and adequate and appropriate forms of liquidity or with any direction given with respect to such matters by the Superintendent of Financial Institutions.

During the year ended October 31, 2004, CWB declared dividends totaling $0.75 per common share (pre-stock dividend discussed below) as compared to $0.46 and $0.40 per share for fiscal 2003 and

Name and Address	Principal Occupation, Positions with the Bank and Other Public Company Directorships	Director Since	Board Committee Membership	Common Shares Beneficially Owned, Controlled or Directed(1)
ROBERT L. PHILLIPS Vancouver, British Columbia, Canada	President, R.L. Phillips Investments Inc. (private investment firm); Director of the Bank; Director of Axia NetMedia Corporation, Epcor Utilities Inc., Epcor Preferred Equity Inc., Boston Pizza Royalties Income Fund, MacDonald Dettwiler & Associates Ltd., Tree Island Wire Income Fund, TerraVest Income Fund and Precision Drilling Corporation.	March 8, 2001	Audit Governance	6,000
LARRY M. POLLOCK Edmonton, Alberta, Canada	President, Chief Executive Officer and Director of the Bank; Director of WestJet Airlines Ltd. and Epcor Utilities Inc.	January 26, 1990	Loans	100,084
ALAN M. ROWE Regina, Saskatchewan, Canada	Senior Vice President, Chief Financial Officer and Corporate Secretary, Crown Life Insurance Company (life insurance company); Director of the Bank	July 1, 1996	Audit Loans	6,000
ARNOLD J. SHELL Calgary, Alberta, Canada	President, Arnold J. Shell Consulting Inc. (an insurance, retirement and estate planning consulting firm); Director of the Bank	December 9, 1997	Conduct	6,000

(1) The information as to shares owned or over which control or direction is exercised is as at January 5, 2005, has been provided by the respective nominees and is presented on a post stock dividend basis (see description of stock dividend in Dividend discussion beginning on page 9).

(2) Of the amounts for Mr. Allard and Mr. Manning, 1,785,000 shares are owned by Cathton Holdings Ltd. ("Cathton"). Both individuals exercise direction over these shares through their relationships to Cathton. Mr. Allard is a shareholder (50 percent equity interest) and a director of Cathton and Mr. Manning is a director and the President of Cathton.

(3) Of the amount, 20,000 shares are beneficially owned by a trust, of which Mr. Pechet is a trustee but has no beneficial ownership.

Each of the individuals listed in the previous table have held their respective positions and offices with the same, predecessor or associated firms or organizations for the past five years except:

- Mr. Donald, who prior to June 2002 was Board Chairman of Parkland Properties Ltd. (private real estate and investment company) and prior to January 2002 was President and Chief Executive Officer of Parkland Industries Ltd. (refining and marketing oil company); and,

- Mr. Phillips, who prior to July 2004 was Group President and Chief Executive Officer, BCR Group of Companies (Crown Corporation providing integrated transportation services in B.C.) and prior to March 2001 was President of R.L. Phillips Investments Inc. (private investment firm).

The following table lists the name, municipal address and principal occupation of each executive officer of CWB.

Name and Address	Principal Occupation and Positions with CWB	Employed Since
WILLIAM J. ADDINGTON Edmonton, Alberta, Canada	Executive Vice President	1986
ADRIAN M. BAKER Vancouver, British Columbia, Canada	Vice President & Chief Operating Officer, Canadian Western Trust and President, Valiant Trust Company	1999
TRACEY C. BALL Edmonton, Alberta, Canada	Executive Vice President and Chief Financial Officer	1987
WILLIAM A. BOOK Edmonton, Alberta, Canada	Vice President and Regional Manager	1991
JAMES O. BURKE Calgary, Alberta, Canada	Vice President, Industrial Division	1991
CHRIS H. FOWLER Edmonton, Alberta, Canada	Vice President, Credit Risk Management	1991
DONALD C. KEMP Edmonton, Alberta, Canada	Senior Vice President, Credit Risk Management	1989
DAVID R. GILLESPIE St. Albert, Alberta, Canada	Vice President & Chief Inspector	1985
MICHAEL N. HALLIWELL Calgary, Alberta, Canada	Vice President and Regional Manager	1990
GAIL L. HARDING Calgary, Alberta, Canada	Vice President & General Counsel	2004
UVE KNAAK Sherwood Park, Alberta, Canada	Vice President, Human Resources	1989
ALLISTER J. McPHERSON Edmonton, Alberta, Canada	Executive Vice President	1997
RICKI L. MOFFAT Edmonton, Alberta, Canada	Treasurer	1989
DAVID R. POGUE Edmonton, Alberta, Canada	Vice President, Marketing & Product Development	2002
LARRY M. POLLOCK Edmonton, Alberta, Canada	President, Chief Executive Officer and Director	1990
ROD W. SORBO Delta, British Columbia, Canada	Vice President and Regional Manager	1994
MICHAEL VOS Edmonton, Alberta, Canada	Chief Technology Officer	1987
JOHN (JACK) C. WRIGHT Edmonton, Alberta, Canada	Vice President	1990
BRIAN YOUNG New Westminster, British Columbia, Canada	President & Chief Executive Officer, Canadian Direct Insurance Incorporated	2004
RAYMOND L. YOUNG Vancouver, British Columbia, Canada	Vice President, Real Estate Lending	1990

All of the executive officers listed have held their respective positions with CWB for at least the last five years except for the following:

- Mr. Baker joined CWB in 1999 as General Manager, Canadian Western Trust and was appointed to the position of Vice President and General Manager, CWT in June 2000 and then Vice President and Chief Operating Officer of CWT in June 2004. In October 2004 Mr. Baker was also appointed President, Valiant Trust Company.
- Mr. Book held the position of Senior Assistant Vice President and Branch Manager prior to being appointed Vice President in June 2000 and Vice President and Regional Manager in June 2001.
- Mr. Burke held the position of Assistant Vice President and Manager, Industrial prior to being appointed to Assistant Vice President and District Manager, Industrial in October 2000, Senior Assistant Vice President and District Manager Industrial in January of 2002 and then Vice President, Industrial in June 2004.
- Mr. Fowler held the position of Assistant Vice President, Corporate Credit until April 1999 and Senior Assistant Vice President, Credit Risk Management from April 1999 until he was appointed Vice President, Credit Risk Management in October 2003.
- Mr. Halliwell held the position of Senior Assistant Vice President and Branch Manager prior to his appointment as Vice President and Regional Manager in October 2003.
- Ms. Harding joined CWB in September 2004 prior to which she held the position of Partner with Fraser Milner Casgrain LLP.
- Mr. Knaak held the position of Senior Assistant Vice President, Human Resources prior to being appointed Vice President, Human Resources in October 2003.
- Ms. Moffat held the position Senior Assistant Vice President, Treasury and Agent Administration until her appointment as Treasurer in October 2003.
- Mr. Pogue joined CWB as a Senior Assistant Vice President and was appointed Vice President in June 2002. Prior to joining CWB, he was employed with Laurentian Bank of Canada for six years, most recently as the Regional Vice President of Retail Financial Services for western Canada.
- Mr. Vos held the position Senior Assistant Vice President, Systems until he was appointed Chief Technology Officer in October 2003.
- Mr. Brian Young was appointed President and CEO of HSBC Canadian Direct Insurance Incorporated in May 2000, prior to which he held the position of Chief Operating Officer. Mr. Young has been included as an executive officer of CWB because of CWB's acquisition of Canadian Direct Insurance Incorporated from HSBC Bank of Canada on April 30, 2004.

As at October 31, 2004, CWB directors and executive officers as a group, beneficially owned or exercised direction over 1,234,037 common shares (pre stock dividend) or approximately 9.5 percent of the issued and outstanding common shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Bank has, within the 10 years prior to the date of this Annual Information Form, been a director or executive officer of any company that (i) was the subject of a cease trade order or similar order for more than 30 consecutive days, (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of an cease trade order or similar order for more than 30 days, or (iii) within one year of the director or executive officer ceasing to act in that capacity, became bankrupt or insolvent, instituted proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; except as follows:

- Ms. Harding resigned as director of AC Energy Inc., a TSX Venture Exchange company, on March 14, 2003. The company was placed in receivership by its secured lender on October 9,

2003 and a cease trade was issued against the company on December 19, 2003 for failure to file its financial statements.

Conflicts of Interest

There are no existing or potential material conflicts of interest between the directors and officers and CWB or its subsidiaries.

LEGAL PROCEEDINGS

CWB is not involved in any material legal proceedings.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer or an associate thereof had any material interest, direct or indirect, in any transaction within the three most recently completed fiscal years that has materially affected or will materially effect CWB.

TRANSFER AGENTS AND REGISTRARS

Valiant Trust Company acts as registrar and transfer agent for CWB's common shares at its principal office in Calgary, Alberta. Equity Transfer Services Inc. acts as co-transfer agent in Toronto, Ontario.

INTERESTS OF EXPERTS

Deloitte & Touche LLP, Chartered Accountants, were auditors of the Bank for the year ended October 31, 2004 and prepared and executed the audit report accompanying the annual financial statements.

AUDIT COMMITTEE INFORMATION

Audit Committee's Mandate

CWB's Audit Committee Mandate sets out its responsibilities and duties, membership qualifications and procedures for reporting to the Board of Directors. A copy of the mandate is attached hereto as Appendix "A".

Composition of the Audit Committee

As of October 31, 2004, the Audit Committee was comprised of five directors, all of whom are independent directors: Robert A. Manning (Chair), Wendy A. Leaney, Gerald M. McGavin, Alan Rowe and Robert L. Phillips. Each member of the Audit Committee is financially literate and holds the same position with CWT.

Relevant Education and Expertise

The following section lists the relevant education and experience for each Audit Committee member.

Robert A. Manning, B.Sc. (Hons), MBA (Chairman of the Audit Committee)

Robert Manning acquired significant experience and exposure to accounting and financial reporting issues as the current President and Director of privately-held Cathton Holdings Ltd. and several subsidiary and affiliated companies, and Executive Vice President and Director of North West Trust Company from 1979-1980. Mr. Manning completed his Masters of Business Administration at Cranfield School of Management and his Bachelor of Science (Hons) at the University of Manchester

Institute of Science and Technology. Mr. Manning has been a director of the Bank for 18 years and is also a director of CDI.

Wendy A. Leaney, B.A. (Hons), FICB
Wendy Leaney acquired significant experience and exposure to accounting and financial reporting issues in various capacities during her 26-year career with TD Bank. She is the current President of Wyoming Associates Ltd., a private investment and consulting firm. Ms. Leaney's career has been focused on providing corporate finance, advisory and lending services to the communications and media sectors. She currently serves as a director of both Corus Entertainment Inc. and Call-Net Enterprises Ltd. Ms. Leaney received her Bachelor of Arts (Hons) from the University of Toronto and has completed the Executive Management Programme at the University of Western Ontario. Ms. Leaney is a Fellow of the Institute of Canadian Bankers and has completed both the Canadian Securities Course and the Partners, Directors and Officers Course offered by the Canadian Securities Institute. Ms. Leaney has been a director of the Bank for four years.

Gerald B. McGavin, B. Comm., MBA, FCA
Gerald McGavin acquired significant experience and exposure to accounting and financial reporting issues as the current Director and President for privately-held McGavin Properties Ltd. and subsidiary and affiliated companies, as President and Chief Operating Officer of B.C. Hydro and Power Authority from 1986-1987 and as Director, President and Chief Executive Officer of Yorkshire Trust Company from 1972-1986. Mr. McGavin also serves as a director of Industrial Alliance Pacific Life Assurance Company of Canada which acquired Seaboard Life Insurance Company and Seaboard Trust Company of which Mr. McGavin was a Director and the Chairman of the Audit Committee. Mr. McGavin earned his Masters in Business Administration from the University of California at Berkeley, has been a Chartered Accountant since 1963 and has served as a member of the Accounting Research and Advisory Board for the Canadian Institute of Chartered Accountants. Mr. McGavin has been a director of the Bank for 15 years and is also a director and the Audit Committee Chairman of CDI.

Robert L. Phillips, B.Sc (Hons). Chemical Engineering, LLB (Gold Medalist)
Robert Phillips acquired significant experience and exposure to accounting and financial reporting issues as the current President of R.L. Phillips Investments Inc., a private investment firm, as President and Chief Executive Officer of the BCR Group of Companies from 2001 to 2004, as Executive Vice-President of MacMillan Bloedel Limited from 1999 to 2000, as President and Chief Executive Officer of PTI Group Inc. from 1998 to 1999 and President and Chief Executive Officer of Dreco Energy Services Ltd. from 1994 to 1998. Mr. Phillips is a director of Axia NetMedia Corporation, Epcor Utilities Inc., Epcor Preferred Equity Inc., Boston Pizza Royalties Income Fund, MacDonald Dettwiler & Associates Ltd. TerraVest Income Fund, Tree Island Wire Income Fund and Precision Drilling Corporation. Mr. Phillips has received Bachelor of Laws (Gold Medalist) and Bachelor of Science, Chemical Engineering (Hons.) degrees from the University of Alberta and has been a director of the Bank for four years and is also a director and Board Chairman of CDI.

Alan M. Rowe, B. Comm. (Hons, Gold Medalist), CA
Alan Rowe acquired significant experience and exposure to accounting and financial reporting issues in his current positions as Senior Vice-President, Chief Financial Officer and Corporate Secretary for Crown Life Insurance Company, Partner in Crown Capital Partnership and Crown Realty Partners, and in previous positions with Crown Life. Mr. Rowe is also a director and the Audit Committee Chairman of Big Sky Farms Inc., a large hog producer in Saskatchewan, and the President of the Saskatchewan Government Growth Funds. Mr. Rowe received his Bachelor of Commerce (Hons, Gold Medalist) from the Memorial University of Newfoundland, has been a Chartered Accountant

since 1980 (Newfoundland Gold Medalist) and is a member of Financial Executives International. Mr. Rowe has been a director of the Bank for 8 years.

Pre-Approval Policies and Procedures Regarding Shareholders' Auditors

As part of CWB's corporate governance structure, the Audit Committee annually reviews and approves the terms and scope of the external shareholders' auditors' engagement. To further ensure the independence of the auditors is not compromised, CWB's policy requires that the Audit Committee also pre-approve all significant engagements of the auditors for non-audit services and monitor all other engagements.

Under the policy, the significance threshold for non-audit engagements is defined as any engagement for which the cost estimate exceeds five percent of the audit fee as outlined in the auditor's scope memorandum. Receiver/manager services provided by the auditors to borrowers of the Bank are not included in the definition of non-audit services under this policy but are reviewed by the Audit Committee on an annual basis.

All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Chief Financial Officer, or designate, to further ensure that adherence to this policy is monitored. All non-audit service engagements must also be reported to the Audit Committee on a quarterly basis.

External Audit Fees by Category

Deloitte & Touche LLP (or predecessor firm) has served continually as the external shareholders' auditor since 1984. The following table lists the fees paid to Deloitte & Touche LLP, by category, for the last two fiscal years.

	Year ended October 31, 2004	**Year ended October 31, 2003**
Audit fees	$354,807	$337,378
Audit-related fees	$45,000	-
Tax-related fees	$64,325	$40,737
All other fees	-	-
Total fees	$464,132	$378,115

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Bank's annual financial statements or services provided in connection with statutory and regulatory filings or engagements and the review of the Bank's interim financial statements.

Audit-related Fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit fees item above. These services consisted of special attest services as required by various government entities and other accounting consultations.

Tax-related Fees

Tax-related fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services consisted of tax compliance including the review of original and amended tax returns; preparation of senior management tax returns; tax planning and advisory services relating to common forms of taxation including income tax, capital tax, goods and services tax and property tax.

All Other Fees

All other fees were paid for products or services other than the audit fees, audit-related fees and tax fees described above. These services consisted of tax opinions on fiduciary products offered to customers.

ADDITIONAL INFORMATION

Additional information relating to Canadian Western Bank may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of securities and securities authorized under equity compensation plans are contained in CWB's Management Proxy Circular issued in connection with the Annual and Special Meeting of Shareholders to be held on March 3, 2005.

Additional financial information is provided in CWB's Consolidated Financial Statements and Management's Discussion and Analysis for the year ended October 31, 2004, which is available at www.sedar.com and in the 2004 Annual Report.

Copies of the information referred to in this section can be obtained by writing to the Secretary, Canadian Western Bank, Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6 or via our website at www.cwbank.com.

APPENDIX "A"

CANADIAN WESTERN BANK
MANDATE OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

The Committee will be made up of no less that three (3) members and all members are to have no direct or indirect material relationship with the Bank or its subsidiaries. All Committee members are to be financially literate.

The responsibilities and authority of the Audit Committee include the following:

(1) Review the annual statement and other required and related annual public documents of the Bank and report thereon to the directors before approval is given;

(2) Review such returns of the Bank as the Superintendent of Financial Institutions ("the Superintendent") may specify;

(3) Require the management of the Bank to implement and maintain appropriate internal control procedures. Review, evaluate and approve those procedures;

(4) Review such investments and transactions of the Bank, that could adversely affect the well-being of the Bank as the shareholders' auditor or any officer of the Bank may bring to the attention of the Committee;

(5) Meet with the shareholders' auditor to discuss the annual statements and the returns and transactions referred to within this mandate and receive the auditor's reports thereon;

(6) Meet with the chief internal auditor of the Bank and with management of the Bank, to discuss reports on internal audit activities and findings and the effectiveness of the internal control procedures established for the Bank. Review the mandate and annual plan of the internal audit department;

(7) Review a quarterly report from the Audit Committee of Canadian Direct Insurance Incorporated;

(8) Review the quarterly reports to the shareholders, including the interim unaudited statements, and report thereon to the directors before approval is given. Review the Bank's earnings press releases before the Bank publicly discloses this information;

(9) Review a quarterly report from the Loans Committee of the Board of Directors, concerning the quality of the loan portfolio, the adequacy of the allowance for credit losses and accounts recommended for write-off;

(10) Review a report on adherence to CDIC Standards of Sound Business and Financial Practices annually and report thereon to the directors before approval is given;

(11) Recommend to the Board of Directors the appointment of the shareholder's auditors. Review the terms of the shareholders' auditors engagement, their level of compensation, the audit plan, any proposed changes in accounting policies, their presentation and input concerning significant risks and key estimates and judgements of management. The Committee shall be

responsible for resolution of disagreements between management and the shareholders' auditors regarding financial reporting and the shareholders' auditors shall report directly to the Committee;

(12) Review the independence of the shareholders' auditors;

(13) Review correspondence received from regulators and shareholders' auditors together with management's responses thereto, concerning the effectiveness of internal controls and other matters that fall within the responsibility of the Committee;

(14) Review the appointment of the Chief Financial Officer and the Chief Inspector;

(15) Meet regularly with the internal and shareholders' auditor without management present;

(16) Review and approve proposed non-audit services to be completed by the shareholders' auditors. The Committee may delegate to one or more Committee members, the authority to grant approval of such services, provided the decisions of such members are reported to the full Committee at its next meeting;

(17) As the Committee sees as fit and proper, review other items or matters that may affect the well-being of the Bank;

(18) Establish procedures for the receipt and handling of complaints received by the Bank regarding accounting, internal accounting controls, or auditing matters, and establish procedures for the confidential, anonymous submission by employees of the Bank of concerns regarding questionable accounting or auditing matters;

(19) Review and approve the Bank's hiring policies regarding employees and former employees of the present and former external auditors of the Bank;

(20) Engage independent counsel or advisors and fix their remuneration as the Committee deems appropriate;

(21) Review periodically the Code of Conduct for senior financial officers.

December 2, 2004

CANADIAN WESTERN BANK

Shareholder Proxy Form

This proxy is solicited on behalf of management of Canadian Western Bank (the "Bank").

The undersigned shareholder of the Bank appoints Jack C. Donald, Chairman of the Board, or failing him, Larry M. Pollock, President and CEO, or, instead of either of the foregoing, ______________________________ as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the Annual and Special Meeting of the Shareholders of the Bank to be held on March 3, 2005, and at any adjournment thereof, with the same powers the undersigned would have if the undersigned was present at the meeting, or any adjournment thereof, with power of substitution, and without limiting the generality of the foregoing, the nominee is directed to vote or refrain from voting as specified below:

1. ☐ FOR the appointment of Deloitte & Touche LLP Chartered Accountants, as auditors of the Bank
   or
   ☐ WITHHOLD VOTE for such appointment

2. ☐ FOR the election of directors set out in the Management Proxy Circular
   or
   ☐ WITHHOLD VOTE in such election

3. ☐ FOR the amendment to the Share Incentive Plan to increase the number of shares issuable under the Plan as described in the Management Proxy Circular
   or
   ☐ AGAINST such amendment

4. ☐ FOR the amendment to the Share Incentive Plan to provide for a cashless settlement alternative as described in the Management Proxy Circular
   or
   ☐ AGAINST such amendment

> > > THREE WAYS TO VOTE! SEE REVERSE > > >

Proxy Information

This proxy is deemed to confer discretionary authority on the proxyholder to vote as he sees fit in the event the shareholder granting this proxy fails to specify the manner in which his shares are to be voted.

THE PROXYHOLDERS NAMED ON THIS FORM OF PROXY NOMINATED BY MANAGEMENT WILL, UNLESS INSTRUCTED OTHERWISE BY THE SHAREHOLDER GRANTING THIS PROXY, VOTE THIS PROXY IN FAVOUR OF THE APPOINTMENT OF AUDITORS, IN FAVOUR OF THE ELECTION OF THE DIRECTORS NAMED IN THE MANAGEMENT PROXY CIRCULAR, AND IN FAVOUR OF THE TWO AMENDMENTS TO THE SHARE INCENTIVE PLAN.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE BANK, AS HIS NOMINEE TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. This right may be exercised by inserting in the space provided the name of the other person or by completing another proper form of proxy.

The shares represented by this proxy will be voted or withheld from voting on any ballot that may be called for at the meeting, and if the shareholder specifies a choice in accordance with the means provided for in this proxy, the shares will be voted accordingly.

Dated this _________ day of _________________________, 2005.

____
Signature of shareholder or attorney duly authorized in writing

____
Name of shareholder (please PRINT clearly)

Notes

- If a shareholder wishes to be represented at the meeting by proxy, the proxy must be dated and executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized.
- All shareholders should refer to the accompanying Management Proxy Circular for further information regarding the completion and use of this proxy and other information pertaining to the meeting.
- If not dated, this proxy will be deemed to be dated January 21, 2005.
- Each policyholder who is unable to attend the meeting is respectfully requested to date and sign this proxy and return it in the enclosed envelope or by fax or to vote by Internet.

Voting Instructions

Canadian Western Bank offers three ways to register your vote: by mail, fax or Internet. Please choose whichever method is easiest for you.

VOTE BY MAIL: DEADLINE – MUST BE RECEIVED BY 3:00 P.M. MST ON MARCH 1, 2005
1. Complete the front of this form.
2. Sign and date and return in the enclosed postage paid envelope.

VOTE BY FAX: DEADLINE – MUST BE RECEIVED BY 3:00 P.M. MST ON MARCH 1, 2005
1. Complete the front of this form.
2. Sign and date and fax to Valiant Trust Company at (403) 233-2857.

VOTE BY INTERNET: DEADLINE – MUST BE RECEIVED BY 3:00 P.M. MST ON MARCH 1, 2005
1. Go to the website www.valianttrust.com
2. Follow the instructions on the screen.
3. You will be required to enter the 12 digit control number located on this form.